Exhibit 99.1

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

CLP	-	CHILEAN PESO
UF	-	CHILEAN UNIDAD DE FOMENTO
ARS	-	ARGENTINE PESO
US$	-	united states dollar
THUS$	-	THOUSANDS OF UNITED STATES DOLLARS
mUS$	-	millions of united states dollars
COP	-	COLOMBIAN PESO
brl/R$	-	braZILIAN REAL
thr$	-	Thousands of Brazilian reaL

Contents of the Notes to the interim consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

i

17 - Current and deferred tax	81
18 - Other financial liabilities	85
19 - Trade and other accounts payables	95
20 - Other provisions	97
21 - Other non financial liabilities	99
22 - Employee benefits	101
23 - Accounts payable, non-current	103
24 - Equity	103
25 - Revenue	107
26 - Costs and expenses by nature	108
27 - Other income, by function	110
28 - Foreign currency and exchange rate differences	110
29 - Loss per share	118
30 - Contingencies	119
31 - Commitments	139
32 - Transactions with related parties	141
33 - Share based payments	142
34 - Statement of cash flows	143
35 - The environment	145
36 - Events subsequent to the date of the financial statements	148

ii

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of	As of
		September 30,	December 31,
	Note	2022	2021
		ThUS$	ThUS$
ASSETS		Unaudited
Cash and cash equivalents
Cash and cash equivalents	6 - 7	897,183	1,046,835
Other financial assets	7 - 11	158,802	101,138
Other non-financial assets	12	172,056	108,368
Trade and other accounts receivable	7 - 8	1,103,707	902,672
Accounts receivable from related entities	7 - 9	557	724
Inventories	10	391,102	287,337
Current tax assets	17	58,072	41,264

Total current assets other than non-current assets (or disposal groups) classified as held for sale		2,781,479	2,488,338

Non-current assets (or disposal groups) classified as held for sale	13	135,670	146,792

Total current assets		2,917,149	2,635,130

Non-current assets
Other financial assets	7 - 11	16,912	15,622
Other non-financial assets	12	141,847	125,432
Accounts receivable	7 - 8	12,020	12,201
Intangible assets other than goodwill	15	1,031,745	1,018,892
Property, plant and equipment	16	9,454,180	9,489,867
Deferred tax assets	17	48,764	15,290
Total non-current assets		10,705,468	10,677,304
Total assets		13,622,617	13,312,434

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of	As of
		September 30,	December 31,
	Note	2022	2021
LIABILITIES AND EQUITY		ThUS$	ThUS$
LIABILITIES		Unaudited
Current liabilities
Other financial liabilities	7 - 18	5,538,738	4,453,451
Trade and other accounts payables	7 - 19	5,404,606	4,860,153
Accounts payable to related entities	7 - 9	232,461	661,602
Other provisions	20	26,039	27,872
Current tax liabilities	17	3,637	675
Other non-financial liabilities	21	2,659,502	2,332,576
Total current liabilities		13,864,983	12,336,329

Non-current liabilities
Other financial liabilities	7 - 18	6,123,626	5,948,702
Accounts payable	7 - 23	239,881	472,426
Other provisions	20	804,254	712,581
Deferred tax liabilities	17	335,275	341,011
Employee benefits	22	56,862	56,233
Other non-financial liabilities	21	461,111	512,056
Total non-current liabilities		8,021,009	8,043,009
Total liabilities		21,885,992	20,379,338

EQUITY
Share capital	24	3,146,265	3,146,265
Retained earnings/(losses)	24	(10,040,345)	(8,841,106)
Treasury Shares	24	(178)	(178)
Other reserves		(1,355,740)	(1,361,529)
Parent's ownership interest		(8,249,998)	(7,056,548)
Non-controlling interest	14	(13,377)	(10,356)
Total equity		(8,263,375)	(7,066,904)
Total liabilities and equity		13,622,617	13,312,434

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME BY FUNCTION

		For the 9 months period ended		For the 3 months period ended
		september 30,		september 30,
	Note	2022	2021	2022	2021
		ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited		Unaudited

Revenue	25	6,650,990	2,944,072	2,557,839	1,276,019
Cost of sales	26	(5,952,569)	(3,420,576)	(2,182,141)	(1,357,160)
Gross margin		698,421	(476,504)	375,698	(81,141)

Other income	27	121,546	171,417	29,580	37,602
Distribution costs	26	(312,622)	(196,459)	(111,041)	(73,802)
Administrative expenses	26	(371,307)	(278,636)	(138,170)	(98,348)
Other expenses	26	(397,056)	(412,525)	(92,943)	(263,537)
Restructuring activities expenses	26	(385,769)	(954,848)	(182,329)	(176,879)
Other gains/(losses)	26	(19,380)	39,505	(3,969)	(1,030)
Loss from operation activities		(666,167)	(2,108,050)	(123,174)	(657,135)

Financial income		34,496	14,851	24,263	3,019
Financial costs	26	(705,451)	(588,657)	(239,631)	(206,130)
Foreign exchange gains/(losses)		49,354	119,407	(37,552)	75,726
Result of indexation units		(2,442)	(961)	356	(624)

Loss before taxes		(1,290,210)	(2,563,410)	(375,738)	(785,144)
Income tax (expense) / benefits	17	88,185	663,312	79,252	90,994

NET LOSS FOR THE PERIOD		(1,202,025)	(1,900,098)	(296,486)	(694,150)

Loss attributable to owners of the parent		(1,199,239)	(1,892,377)	(295,967)	(691,873)
Loss attributable to non-controlling interest	14	(2,786)	(7,721)	(519)	(2,277)
Net Loss for the period		(1,202,025)	(1,900,098)	(296,486)	(694,150)

LOSS PER SHARE
Basic loss per share (US$)	29	(1.97761)	(3.12063)	(0.48807)	(1.14094)
Diluted loss per share (US$)	29	(1.97761)	(3.12063)	(0.48807)	(1.14094)

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the 9 months period ended		For the 3 months period ended
		september 30,		september 30,
	Note	2022	2021	2022	2021
		ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited		Unaudited

NET LOSS		(1,202,025)	(1,900,098)	(296,486)	(694,150)
Components of other comprehensive income that will not be reclassified to income before taxes
Other comprehensive income, before taxes, gains (losses) by new measurements on defined benefit plans	24	(5,766)	10,298	(905)	1,542
Total other comprehensive (loss) that will not be reclassified to income before taxes		(5,766)	10,298	(905)	1,542
Components of other comprehensive income that will be reclassified to income before taxes
Currency translation differences Gains (losses) on currency translation, before tax		2,934	6,150	21,120	25,617
Other comprehensive loss, before taxes, currency translation differences		2,934	6,150	21,120	25,617
Cash flow hedges
Gains (losses) on cash flow hedges before taxes	18	30,242	32,224	18,312	13,748
Reclassification adjustment on cash flow hedges before tax		(30,800)	(9,527)	(18,951)	(6,027)
Amounts removed from equity and included in the carrying amount of non-financial assets (liabilities) that were acquired or incurred through a highly probable hedged forecast transaction, before tax	24	(1,110)	-	-	-
Other comprehensive income (losses), before taxes, cash flow hedges		(1,668)	22,697	(639)	7,721
Change in value of time value of options
Losses on change in value of time value of options before tax		(5,355)	(19,685)	(3,674)	(7,712)
Reclassification adjustments on change in value of time value of options before tax		15,176	3,723	8,677	2,415
Other comprehensive income (losses), before taxes, changes in the time value of the options		9,821	(15,962)	5,003	(5,297)
Total other comprehensive income (loss) that will be reclassified to income before taxes		11,087	12,885	25,484	28,041
Other components of other comprehensive income (loss), before taxes		5,321	23,183	24,579	29,583
Income tax relating to other comprehensive income that will not be reclassified to income
Income (loss) tax relating to new measurements on defined benefit plans	17	327	(2,767)	99	(416)
Income tax relating to other comprehensive income (loss) that will not be reclassified to income		327	(2,767)	99	(416)
Income tax relating to other comprehensive income (loss) that will be reclassified to income
Income tax related to cash flow hedges in other comprehensive income (loss)		(109)	161	112	302
Income taxes related to components of other comprehensive loss will be reclassified to income		(109)	161	112	302
Total Other comprehensive (loss)		5,539	20,577	24,790	29,469
Total comprehensive income (loss)		(1,196,486)	(1,879,521)	(271,696)	(664,681)
Comprehensive income (loss) attributable to owners of the parent		(1,193,450)	(1,871,993)	(272,423)	(661,330)
Comprehensive income (loss) attributable to non-controlling interests non-controlling interests		(3,036)	(7,528)	727	(3,351)
TOTAL COMPREHENSIVE INCOME (LOSS)		(1,196,486)	(1,879,521)	(271,696)	(664,681)

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
						Gains (Losses)	Actuarial
						from changes in	gains or losses on
				Currency	Cash flow	the time	defined benefit	Shares based	Other	Total		Parent's	Non-
		Share	Treasury	translation	hedging	value of	plans	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	the options	reserve	reserve	reserve	reserve	earnings/(losses)	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity as of January 1, 2022		3,146,265	(178)	(3,772,159)	(38,390)	(17,563)	(18,750)	37,235	2,448,098	(1,361,529)	(8,841,106)	(7,056,548)	(10,356)	(7,066,904)
Total increase (decrease) in equity
Net income/(loss) for the period	24	-	-	-	-	-	-	-	-	-	(1,199,239)	(1,199,239)	(2,786)	(1,202,025)
Other comprehensive income		-	-	3,184	(1,777)	9,821	(5,439)	-	-	5,789	-	5,789	(250)	5,539
Total comprehensive income		-	-	3,184	(1,777)	9,821	(5,439)	-	-	5,789	(1,199,239)	(1,193,450)	(3,036)	(1,196,486)
Transactions with shareholders
Increase (decrease) through transfers and other changes, equity	24-33	-	-	-	-	-	-	-	-	-	-	-	15	15
Total transactions with shareholders		-	-	-	-	-	-	-	-	-	-	-	15	15

Closing balance as of September 30, 2022 (Unaudited)		3,146,265	(178)	(3,768,975)	(40,167)	(7,742)	(24,189)	37,235	2,448,098	(1,355,740)	(10,040,345)	(8,249,998)	(13,377)	(8,263,375)

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
						Gains (Losses) from	Actuarial gains
						changes in	or losses on
				Currency	Cash flow	the time	defined benefit	Shares based	Other	Total	Retained	Parent's	Non-
		Share	Treasury	translation	hedging	value of	plans	payments	sundry	other	earnings/	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	the options	reserve	reserve	reserve	reserve	(losses)	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity as of January 1, 2021		3,146,265	(178)	(3,790,513)	(60,941)	-	(25,985)	37,235	2,452,019	(1,388,185)	(4,193,615)	(2,435,713)	(6,672)	(2,442,385)
Increase (decrease) by application of new accounting standards	2-25	-	-	-	380	(380)	-	-	-	-	-	-	-	-
Initial balance restated		3,146,265	(178)	(3,790,513)	(60,561)	(380)	(25,985)	37,235	2,452,019	(1,388,185)	(4,193,615)	(2,435,713)	(6,672)	(2,442,385)
Total increase (decrease) in equity
Net income/(loss) for the period	25	-	-	-	-	-	-	-	-	-	(1,892,377)	(1,892,377)	(7,721)	(1,900,098)
Other comprehensive income		-	-	5,957	22,858	(15,962)	7,531	-	-	20,384	-	20,384	193	20,577
Total comprehensive income		-	-	5,957	22,858	(15,962)	7,531	-	-	20,384	(1,892,377)	(1,871,993)	(7,528)	(1,879,521)
Transactions with shareholders													(7,721)
Increase (decrease) through transfers and other changes, equity	25-34	-	-	-	-	-	-	-	(3,811)	(3,811)	-	(3,811)	328	(3,483)
Total transactions with shareholders		-	-	-	-	-	-	-	(3,811)	(3,811)	-	(3,811)	328	(3,483)

Closing balance as of September 30, 2021 (Unaudited)		3,146,265	(178)	(3,784,556)	(37,703)	(16,342)	(18,454)	37,235	2,448,208	(1,371,612)	(6,085,992)	(4,311,517)	(13,872)	(4,325,389)

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS - DIRECT METHOD

		For the period ended
		september 30,
	Note	2022	2021
		ThUS$	ThUS$
		Unaudited

Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		7,536,252	3,298,821
Other cash receipts from operating activities		81,742	41,962
Payments for operating activities
Payments to suppliers for goods and services		(6,109,188)	(2,828,225)
Payments to and on behalf of employees		(753,567)	(695,008)
Other payments for operating activities		(202,525)	(81,266)
Income taxes (paid)		(12,344)	(46,404)
Other cash inflows (outflows)	34	(83,289)	(49,657)

Net cash (outflow) inflow from operating activities		457,081	(359,777)

Cash flows from investing activities
Other cash receipts from sales of equity or debt instruments of other entities		417	21
Other payments to acquire equity or debt instruments of other entities		(331)	(205)
Amounts raised from sale of property, plant and equipment		18,825	42,000
Purchases of property, plant and equipment		(462,127)	(356,050)
Purchases of intangible assets		(34,565)	(64,797)
Interest received		10,080	7,807
Other cash inflows (outflows)	34	6,300	18,475

Net cash (outflow) inflow from investing activities		(461,401)	(352,749)

Cash flows from financing activities	34
Amounts raised from short-term loans		2,779,476	370,465
Loans from Related Entities		234,363	130,102
Loans repayments		(1,951,178)	(345,983)
Payments of lease liabilities		(76,336)	(97,438)
Payments of loans to related entities		(728,903)	-
Interest paid		(293,554)	(85,901)
Other cash (outflows) inflows	34	(70,048)	(6,481)

Net cash inflow (outflow) from financing activities		(106,180)	(35,236)

Net (decrease) increase in cash and cash equivalents before effect of exchanges rate change		(110,500)	(747,762)
Effects of variation in the exchange rate on cash and cash equivalents		(39,152)	(17,898)

Net (decrease) increase in cash and cash equivalents		(149,652)	(765,660)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	6	1,046,835	1,695,841

CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	6	897,183	930,181

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022 (UNAUDITED)

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (the "Company") is an open stock company registered with the Commission for the Financial Market under No. 306, whose shares are listed in Chile on the Electronic Stock Exchange of Chile - Stock Exchange and the Santiago Stock Exchange. Latam’s ADR are currently trading in the United States of America on the OTC (Over-The-Counter) markets. LATAM Airlines Group S.A. and certain of its direct and indirect affiliates announced their emergence on November 3, 2022, from their reorganization proceedings in the United States of America under Chapter 11 of Title 11 of the United States Code at the United States Bankruptcy Court for the Southern District of New York (the Chapter 11 Proceedings”) (see Note 36)

Its main business is the air transport of passengers and cargo, both in the domestic markets of Chile, Peru, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe and Oceania. These businesses are developed directly or by its subsidiaries in Ecuador, Peru, Brazil, Colombia, Argentine and Paraguay. In addition, the Company has subsidiaries that operate in the cargo business in Chile, Brazil and Colombia.

The Company is located in Chile, in the city of Santiago, on Avenida Presidente Riesco No. 5711, Las Condes commune.

As of september 30, 2022, the Company's statutory capital is represented by 606,407,693 ordinary shares without nominal value. All shares are subscribed and paid considering the capital reduction that occurred in full, after the legal period of three years to subscribe the balance of 466,382 outstanding shares, of the last capital increase approved in August of the year 2016.

The major shareholders of the Company are Delta Air Lines who own 20% of the shares and the Cueto Group, which through the companies Costa Verde Aeronáutica S.A., Costa Verde Aeronáutica SpA, and Inv. Costa Verde Ltda y Cia at CPA., owns 16.39% of the shares issued by the Company.

As of september 30, 2022, the Company had a total of 2,082 shareholders in its registry. At that date, approximately 14.19% of the Company's capital stock was in the form of ADRs (see Note 36).

As of september 30, 2022, the Company had an average of 30,428 employees, ending this year with a total number of 31,354 people, distributed in 4,519 Administration employees, 16,170 in Operations, 7,129 Cabin Crew and 3,546 Command crew.

The main subsidiaries included in these consolidated financial statements are as follows:

a)	Percentage ownership

				As september 30, 2022			As December 31, 2021
Tax No.	Company	Country of origin	Functional Currency	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%
				Unaudited
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.9959	0.0041	100.0000	99.8361	0.1639	100.0000
Foreign	Latam Airlines Perú S.A.	Peru	US$	23.6200	76.1900	99.8100	23.6200	76.1900	99.8100
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8940	0.0041	99.8980	99.8940	0.0041	99.8981
Foreign	Connecta Corporation	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidiary	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	Bahamas	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A. and Subsidiaries	Chile	US$	99.9000	0.1000	100.0000	99.9000	0.1000	100.0000
96.847.880-K	Technical Trainning LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000
Foreign	Latam Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Peuco Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Profesional Airline Services INC.	U.S.A.	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Jarletul S.A.	Uruguay	US$	0.0000	100.0000	100.0000	99.0000	1.0000	100.0000
Foreign	LatamTravel S.R.L.	Bolivia	US$	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000
76.262.894-5	Latam Travel Chile II S.A.	Chile	US$	99.9900	0.0100	100.0000	99.0000	0.0100	100.0000
Foreign	TAM S.A. and Subsidiaries (*)	Brazil	BRL	63.0901	36.9099	100.0000	63.0901	36.9099	100.0000

(*)	As of September 30, 2022, the indirect participation percentage on TAM S.A. and Subsidiaries is from Holdco I S.A., a company over which LATAM Airlines Group S.A. it has a 99.9983% share on economic rights and 51.04% of political rights. Its percentage arises as a result of the provisional measure No. 863 of the Brazilian government implemented in December 2018 that allows foreign capital to have up to 100% of the property.

b)	Financial Information

		Statement of financial position						Net Income
		As of September 30, 2022			As of December 31, 2021			For the period ended September 30,
								2022	2021
Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Gain /(loss)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited						Unaudited
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (*)	484,683	1,767,889	(1,287,311)	432,271	1,648,715	(1,236,243)	(79,221)	(28,565)
Foreign	Latam Airlines Perú S.A.	528,847	476,303	52,544	484,388	417,067	67,321	(14,777)	(124,985)
93.383.000-4	Lan Cargo S.A.	656,962	557,250	99,712	721,484	537,180	184,304	(84,172)	4,646
Foreign	Connecta Corporation	59,438	16,654	42,784	61,068	19,312	41,756	1,027	1,451
Foreign	Prime Airport Services Inc. and Subsidiary (*)	26,958	27,415	(457)	24,654	25,680	(1,026)	568	619
96.951.280-7	Transporte Aéreo S.A.	405,704	300,013	105,691	471,094	327,955	143,139	(37,002)	(31,708)
96.631.520-2	Fast Air Almacenes de Carga S.A.	16,844	10,617	6,227	18,303	10,948	7,355	(50)	(1,161)
Foreign	Laser Cargo S.R.L.	(4)	-	(4)	(5)	-	(5)	-	-
Foreign	Lan Cargo Overseas Limited and Subsidiaries (*)	38,123	16,241	21,872	36,617	14,669	21,940	(71)	(95,974)
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (*)	195,821	134,938	2,986	202,402	113,930	23,563	(20,576)	(8,119)
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (*)	1,217	45	1,172	1,284	45	1,239	(67)	(69)
96.847.880-K	Technical Trainning LATAM S.A.	2,464	590	1,874	2,004	467	1,537	556	(106)
Foreign	Latam Finance Limited	1,310,732	1,767,538	(456,806)	1,310,733	1,688,821	(378,088)	(78,718)	(78,423)
Foreign	Peuco Finance Limited	1,307,721	1,307,721	-	1,307,721	1,307,721	-	-	-
Foreign	Profesional Airline Services INC.	60,316	56,439	3,877	61,659	58,808	2,851	1,026	769
Foreign	Jarletul S.A.	17	1,116	(1,099)	24	1,116	(1,092)	(8)	(50)
Foreign	LatamTravel S.R.L.	93	107	(14)	64	132	(68)	53	(24)
76.262.894-5	Latam Travel Chile II S.A.	368	1,235	(867)	588	1,457	(869)	1	(27)
Foreign	TAM S.A. and Subsidiaries (*)	2,986,820	3,906,881	(920,061)	2,608,859	3,257,148	(648,289)	(282,638)	(566,246)

(*)	The Equity reported corresponds to Equity attributable to owners of the parent, it does not include Non-controlling participation.

In addition, special purpose entities have been consolidated: 1. Chercán Leasing Limited, intended to finance advance payments of aircraft; 2. Guanay Finance Limited, intended for the issue of a securitized bond with future credit card payments; 3. Private investment funds; 4. Vari Leasing Limited, Yamasa Sangyo Aircraft LA1 Kumiai, Yamasa Sangyo Aircraft LA2 Kumiai, earmarked for aircraft financing. These companies have been consolidated as required by IFRS 10.

All entities over which Latam has control have been included in the consolidation. The Company has analyzed the control criteria in accordance with the requirements of IFRS 10. For those subsidiaries that filed for bankruptcy under Chapter 11 (See note 2 to the consolidated financial statements), although in this reorganization process in certain cases decisions are subject to authorization by the Court, considering that the Company and various subsidiaries filed for bankruptcy before the same Court, and before the same judge, the Court generally views the consolidated entity as a single group and management considers that the Company continues to maintain control over its subsidiaries and therefore have considered appropriate to continue to consolidate these subsidiaries.

Changes occurred in the consolidation perimeter between January 1, 2021 and September 30, 2022, are detailed below:

(1)	Incorporation or acquisition of companies

-	On January 21, 2021, Transporte Aéreos del Mercosur S.A. puchased 2,392,166 preferred shares of Inversora Cordillera S.A. consequently, the shareholding composition of Inversora Cordillera S.A. is as follows: Lan Pax Group S.A. with 90.5% and Transporte Aéreos del Mercosur S.A. with 9.5%.

-	On January 21, 2021, Transporte Aéreos del Mercosur S.A. purchased 53,376 preferred shares of Lan Argentina S.A. consequently, the shareholding composition of Lan Argentina S.A. is as follows: Inversora Cordillera S.A. with 95%, Lan Pax Group S.A. with 4% and Transporte Aéreos del Mercosur S.A. with 1%.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.	Basis of Preparation

These consolidated financial statements of LATAM Airlines Group S.A. as of September 30, 2022 and for the nine month period ended September 30, 2022 and 2021, have been prepared in accordance with International Accounting Standard 34 (IAS 34) Interim Financial Reporting as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 shows the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements.

The consolidated financial statements have been prepared in accordance with the accounting policies used by the Company for the consolidated financial statements 2021, except for the standards and interpretations adopted as of January 1, 2022.

(a)	Application of new standards for the year 2022:

(a.1.)	Accounting pronouncements with implementation effective from January 1, 2022:

(i) Standards and amendments	Date of issue	Effective Date:

Amendment to IFRS 3: Business combinations.	May 2020	01/01/2022

Amendment to IAS 37: Provisions, contingent liabilities and contingent assets.	May 2020	01/01/2022

Amendment to IAS 16: Property, plant and equipment.	May 2020	01/01/2022

Improvements to International Information Standards Financial (2018-2020 cycle) IFRS 1: First-time adoption of international financial reporting standards, IFRS 9: Financial Instruments, illustrative examples accompanying IFRS 16: Leases, IAS 41: Agriculture

	May 2020	01/01/2022

The application of these accounting pronouncements as of January 1, 2022, had no significant effect on the Company's consolidated financial statements.

(b)	Accounting pronouncements not in force for the financial years beginning on January 1, 2022:

(i) Standards and amendments	Date of issue	Effective Date:

Amendment to IAS 12: Income taxes.	May 2021	01/01/2023

Amendment to IAS 8: Accounting policies, changes in accounting estimates and error.	February 2021	01/01/2023

Amendment to IAS 1: Presentation of financial statements and IFRS practice statements 2	February 2021	01/01/2023

Amendment to IAS 1: Presentation of financial statements.	January 2020	01/01/2024

IFRS 17: Insurance contracts, replaces IFRS 4.	May 2017	01/01/2023

Initial Application of IFRS 17 and IFRS 9 — Comparative Information (Amendment to IFRS 17)	December 2021	An entity that elects to apply the amendment applies it when it first applies IFRS 17
Amendment to IFRS 10: Consolidated financial statements and IAS 28: Investments in associates and joint ventures.	September 2014	Not determined

The Company's management estimates that the adoption of the standards, amendments and interpretations described above will not have a significant impact on the Company's consolidated financial statements in the exercise of their first application.

(c)	Chapter 11 Filing and Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As disclosed in the accompanying consolidated financial statements, the Company incurred a net loss attributable to owners of the parent of US$ 1,199 million for the period ended September 30, 2022. As of that date, the Company has a negative working capital of US$ 10,948 million and will require additional working capital during 2022 to support a sustainable business operation. As of September 30, 2022, the company has negative equity of US$ 8,250 million, which corresponds to the attributable equity to the owners of the parent.

LATAM Group passenger traffic for the period ended September 30, 2022 increased by 118.5% compared to the same period in 2021 (decreasing by 28.2% compared to the same period in 2019). The group’s revenues amounted to approximately 81.1% of revenues for the same period in 2019.

Due to the effects on the operation of the restrictions established in the countries to control the effects of the COVID-19 pandemic, on May 25, 2020 the Board resolved unanimously that LATAM Airlines and some subsidiaries of the group should initiate a reorganization process in the United States of America according to the rules established in the Bankruptcy Code by filing a voluntary petition for relief in accordance with the same, which was carried out on May 26, 2020. Subsequently, Piquero Leasing Limited (July 7, 2020) and TAM S.A. joined this process. and its subsidiaries in Brazil (July 9, 2020).

The Bankruptcy Filing for each of the Debtors (each one, respectively, a “Petition Date”) is being jointly administered under the caption “In re LATAM Airlines Group S.A. et al.” Case Number 20-11254. The Debtors have been operating their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. The Bankruptcy Filing is intended to permit the Company to reorganize and improve liquidity, wind down unprofitable contracts and amend its capacity purchase agreements to enable sustainable profitability.

As part of their overall reorganization process, the Debtors also have sought and received relief in certain non-U.S. jurisdictions. On May 27, 2020, the Grand Court of the Cayman Islands granted the applications of certain of the Debtors for the appointment of provisional liquidators (“JPLs”) pursuant to section 104(3) of the Companies Law (2020 Revision). On June 4, 2020, the 2nd Civil Court of Santiago, Chile issued an order recognizing the Chapter 11 proceeding with respect to the LATAM Airlines Group S.A., Lan Cargo S.A., Fast Air Almacenes de Carga S.A., Latam Travel Chile II S.A., Lan Cargo Inversiones S.A., Transporte Aéreo S.A., Inversiones Lan S.A., Lan Pax Group S.A. and Technical Training LATAM S.A. All remedies filed against the order have been rejected and the decision has become final. Finally, on June 12, 2020, the Superintendence of Companies of Colombia granted recognition to the Chapter 11 proceedings. On July 10, 2020, the Grand Court of the Cayman Islands granted the Debtors’ application for the appointment of JPLs to Piquero Leasing Limited.

Operation and Implication of the Bankruptcy Filing

The Debtors continue to operate their businesses and manage their properties as debtors-in-possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code. As debtors-in-possession, the Debtors are authorized to engage in transactions within the ordinary course of business without prior authorization of the Bankruptcy Court. The protections afforded by the Bankruptcy Code allow the Debtors to operate their business without interruption, and the Bankruptcy Court has granted additional relief including, inter alia, the authority, but not the obligation, to (i) pay amounts owed under certain critical airline agreements; (ii) pay certain third-parties who hold liens or other possessory interests in the Debtors’ property; (iii) pay employee wages and continue employee benefit programs; (iv) pay prepetition taxes and related fees; (v) continue insurance and surety bond programs; (vi) pay certain de minimis litigation judgements or settlements without prior approval of the Bankruptcy Court; (vii) pay fuel suppliers; and (viii) pay certain foreign vendors and certain vendors deemed critical to the Debtors’ operations.

Plan of Reorganization

On November 26, 2021, the Debtors filed a joint plan of reorganization (as amended or revised, the “Plan”) and the related disclosure statement (as amended or revised, the “Disclosure Statement”) with the Bankruptcy Court. As detailed in the Disclosure Statement, the Plan is supported by a restructuring support agreement executed among the Debtors, creditors holding more than 70% of the general unsecured claims asserted against LATAM Airlines Group S.A., and holders of more than 50% of LATAM Airlines Group S.A.’s existing equity (the “Restructuring Support Agreement” or “RSA”). From time to time in the Chapter 11 Cases, the Debtors filed revised versions of the Plan and associated Disclosure Statement. On February 10, 2022 the Debtors executed a joinder Agreement to the RSA (each joinder agreement a “W&C Creditor Group Joinder Agreement”), effective as of February 10, 2022 under which certain creditors agreed to commitments made by the Commitment Parties under the RSA.

On March 21, 2022, the Bankruptcy Court entered an order approving the adequacy of the Disclosure Statement and procedures for the solicitation with respect to the Plan (the “Disclosure Statement Order”). Pursuant to the Disclosure Statement Order, the Debtors distributed the solicitation version of the Plan, the Disclosure Statement (as approved), voting ballots and certain other solicitation materials to creditors.

In accordance with the Restructuring Support Agreement, on January 12, 2022 the Debtors filed a motion seeking approval to enter into a backstop commitment agreement with certain shareholders, and a backstop commitment agreement with certain of creditors (the “Backstop Agreements”). On March 15, 2022, the Bankruptcy Court issued a memorandum decision approving the Debtors’ entry into the Backstop Agreements, and issued a corresponding order (the “Backstop Order”) on March 22, 2022.

The Debtors received objections to the Plan from certain parties, including the United States Trustee, the Official Committee of Unsecured Creditors (the “Committee”), Banco del Estado de Chile in its capacity as indenture trustee under certain Chilean local bonds issued by LATAM Parent (“BancoEstado”), an ad hoc group of unsecured claimants and a group of holders of claims against LATAM affiliate TAM Linhas Aéreas S.A. Following the Plan objection deadline, the Debtors participated in mediation with BancoEstado, the Committee and the parties to the RSA in an effort to resolve their objections to the Plan and related disputes, which proved successful. On May 11, 2022, the Debtors filed a revised version of the Plan reflecting the terms of a settlement with the parties.

At a hearing held on May 17, 18 and 20, 2022, the Bankruptcy Court considered the remaining objections that had not been resolved pursuant to the settlement. On June 18, 2022, the Bankruptcy Court issued a memorandum decision approving the Plan and overruling all remaining objections (the “Memorandum Decision”), and entered an order confirming the Plan (the “Confirmation Order”).

Certain parties in interest have since appealed the Bankruptcy Court’s decisions. On June 21, 2022, the Ad Hoc Group of Unsecured Claimants filed a notice of appeal of the memorandum decision and order approving entry into the Backstop Agreements, as well as the Memorandum Decision approving the Plan and the Confirmation Order.

On June 27, 2022, the Ad Hoc Group of Unsecured Claimants filed a motion seeking to stay the Confirmation Order pending appeal. On July 16, 2022, the motion to stay was denied by the Bankruptcy Court. On June 23, 2022, the TLA Claimholders Group also filed a motion seeking to stay the Confirmation Order pending appeal or, in the alternative, an affirmative injunction requiring the Debtors to fund an escrow account in the amount of the outstanding post-petition interest. On July 8, 2022, the Bankruptcy Court issued a bench memorandum and order denying the TLA Claimholders Group’s motion to stay. On June 28, 2022, Columbus Hill Capital Management (“Columbus Hill”) filed a notice of appeal of the Memorandum Decision and the Confirmation Order, which it later withdrew on July 5, 2022. On July 13, 2022, the Debtors filed a motion to approve a settlement agreement with Columbus Hill, which was granted by the Bankruptcy Court on July 21, 2022, bringing full and final resolution to the Columbus Hill appeal and any other potential objections from this claimant.

On August 31, 2022, after briefing and oral argument by the parties, the District Court issued an opinion denying the appeals of both the Ad Hoc Group of Unsecured Claimants and the TLA Claimholders Group. The District Court rejected the Ad Hoc Group of Unsecured Claimants’ arguments that the Plan and Backstop Agreement violated the Bankruptcy Code and held that the Backstop Agreement did not constitute impermissible vote buying. The Ad Hoc Group of Unsecured Claimants did not further appeal the District Court’s decision.

With respect to the TLA Claimholders Group’s appeal, the District Court denied its request for payment of post-petition interest on its claims and found that the Bankruptcy Court did not with respect to its factual finding that TLA was insolvent. The District Court also denied the TLA Claimholders Group’s motion to stay the Confirmation Order.

On September 2, 2022 the TLA Claimholders Group filed a notice of appeal in the District Court (the “Second Circuit Appeal”) further appealing the Confirmation Order to the United States Court of Appeals for the Second Circuit (the “Second Circuit”). Both parties have filed briefs regarding the merits of the Second Circuit Appeal, oral argument occurred on October 12, 2022. The TLA Claimholders have not sought a stay of the Confirmation Order from the Second Circuit.

The Plan provides for the infusion of up to approximately US$ 8.19 billion through a mix of new equity, convertible notes, and debt, which will enable the Company to exit Chapter 11 with appropriate capitalization to effectuate its business plan. Upon emergence, the Company is expected to have total debt of approximately US$ 7.26 billion and liquidity of approximately US$ 2.67 billion. Specifically, the Plan outlines that:

●	The Company conducted a US$ 800 million common equity rights offering, open to all shareholders in accordance with their preemptive rights under applicable Chilean law, and fully backstopped by the parties participating in the RSA;

●	Three distinct classes of convertible notes were issued by the Company, all of which have been preemptively offered to shareholders. The preemptive rights offering period closed on October 12, 2022. For those securities not subscribed by the Company’s shareholders during the respective preemptive rights period:

o	New Convertible Notes Class A are provided to certain general unsecured creditors of the Company in settlement of their allowed claims under the Plan;

o	New Convertible Notes Class B are subscribed and purchased by the shareholders parties to the RSA; and

o	New Convertible Notes Class C are provided to certain general unsecured creditors in exchange for a combination of new money to the Company and the settlement of their allowed claims under the Plan, subject to certain limitations and holdbacks by backstopping parties. The election period for the New Convertible Notes Class A and New Convertible Notes Class C ended on October 6, 2022;

●	General unsecured creditors that elect to receive New Convertible Notes Class A or New Convertible Notes Class C will also be entitled to receive a one-time cash distribution, distributed among the general unsecured creditors that opt to receive New Convertible Notes Class A and C. Such additional cash distribution starts at approximately $212 million, and is subject to certain increases and reductions as provided in the Plan, including among other things, the difference between Company’s actual EBITDAR during 2022 and the EBITDAR outlined in the Company’s business plan (see Note 36).

●	The convertible notes belonging to the New Convertible Notes Classes B and C are provided, totally or partially, in consideration of a new money contribution for the aggregate amount of approximately US$ 4.64 billion fully backstopped by the parties to the RSA.

●	In lieu of receiving New Convertible Notes Class A or New Convertible Notes Class C (and the aforementioned one-time cash distribution), general unsecured creditors were provided with the alternative of opting to receive New Local Notes issued by LATAM. As set forth in the Plan, and based on the elections made by general unsecured creditors, such notes were issued in the amount of UF 3,818,042 (equal to approximately US$ 130 million as of the date of their issuance).

Pursuant to the Plan and Backstop Agreements, LATAM have raise up to US$ 500 million through a new revolving credit facility and approximately US$ 2.25 billion in total new money debt financing, consisting of either a new term loan and new notes.

On September 2, 2022 the Chilean securities registry of the Financial Market Commission (the “CMF”) approved the registration of the New Convertible Notes Classes A, B and C and of the shares contemplated in the Plan. The CMF approved the New Local Notes on September 7, 2022. The Debtors established September 12, 2022 as the record date for the New Convertible Notes Class A and New Convertible Notes Class C, and commenced the offering of the New Convertible Notes to claimholders on the same day.

Going Concern

These Consolidated Financial Statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business.

The Company previously disclosed that as of December 31, 2021, as a result of the Chapter 11 proceedings, the fulfillment of the Company's obligations and the financing of ongoing operations were subject to material uncertainty due to the COVID-19 pandemic and the impossibility of knowing as of that date, their duration and, consequently, those events or conditions indicated that a material uncertainty existed that cast significant doubt (or raise substantial doubt as contemplated by the Public Company Oversight Board ("PCAOB") standards) about the Company's ability to continue as a going concern as of the issuance of the Company's 2021 Annual Report on Form 20-F. The Company's ability to continue as a going concern as of September 30,2022 was contingent upon its ability to successfully implement the Plan among other factors.

On November 3, 2022, LATAM and certain of its affiliates emerged from the Chapter 11 Proceedings. The emergence from the Chapter 11 Proceedings and consummation of the Reorganization Plan addressed liquidity concerns as it provided for new funds originated by the new financing and the capital restructuring, as mentioned in the previous paragraphs. As a result, the Company expects that existing funds and cash flows from operations will be sufficient to finance the debts and working capital requirements for the next twelve months. Therefore, there is no longer a material uncertainty that may cast significant doubt (or raise substantial doubt as contemplated by the PCAOB standards) on the Company's ability to continue as a going concern during the twelve months after the date of issuance of the financial statements (see note 36).

Chapter 11 Milestones during the period covered by these consolidated financial statements

Assumption, Amendment & Rejection of Executory Contracts & Leases

Pursuant to the Bankruptcy Code and the Federal Rules of Bankruptcy Procedure (the “Bankruptcy Rules”), the Debtors are authorized to assume, assign or reject certain executory contracts and unexpired leases. Absent certain exceptions, the Debtors’ rejection of an executory contract or an unexpired lease is generally treated as prepetition breach, which entitles the contract counterparty to file a general unsecured claim against the Debtors and simultaneously relives the Debtors from their future obligations under the contract or lease. Further, the Debtors’ assumption of an executory contract or unexpired lease would generally require the Debtors to cure outstanding defaults under such contract or lease (see note 16(f)).

Other Key Filings

On June 16, 2021, the Committee filed two motions seeking standing to prosecute certain claims on behalf of the Debtors against Delta Airlines, Inc. (the “Delta Motion”) and Qatar Airways O.C.S.C. (the “Qatar Motion”, and together with the Delta Motion, (the “Standing Motions”), which were opposed by certain parties. In connection with the negotiation of the RSA, the Plan provides for the full settlement and release for Qatar and Delta of all potential claims described in the Standing Motions upon the effective date of the Plan.

On June 30, 2022, the Debtors filed a motion to (i) sell one Rolls-Royce Trent XWB-84 engine free and clear of all liens, interests and encumbrances and (ii) perform obligations under a sale and purchase agreement with a letter of intent with Delta Air Lines. On August 8, 2022, the Bankruptcy Court entered an order approving the motion.

Statements and Schedules

On August 13, 2021 and December 3, 2021, the Debtors filed amended schedules. Until the Plan Effective Date (as defined in the Plan), the Company is also required to file “Monthly Operating Reports” (MOR), to account for the receipt, administration and disposition of property during the pendency of the Chapter 11 Cases. After the Effective Date, the Company will be required to file a “Post-confirmation Report” (PCR) each calendar quarter until he Chapter 11 Cases are closed.

Although the Debtors believe that these materials provide the information required under the Bankruptcy Code or orders of the Bankruptcy Court, they are nonetheless unaudited and prepared in a format different from the consolidated financial reports historically prepared by LATAM in accordance with IFRS (International Financial Reporting Standards). Certain of the information contained in the Statements and Schedules may be prepared on an unconsolidated basis. Accordingly, the Debtors believe that the substance and format of these materials do not allow meaningful comparison with their regularly publicly-disclosed consolidated financial statements. Moreover, the materials filed with the Bankruptcy Court are not prepared for the purpose of providing a basis for an investment decision relating to the Debtors’ securities, or claims against the Debtors or for comparison with other financial information required to be reported under applicable securities law.

Intercompany and Affiliate Transactions

On January 10, 2022, the Official Committee of Unsecured Creditors filed an objection with respect to an intercompany claim asserted by LATAM Finance Ltd. against Peuco Finance Ltd. The Bankruptcy Court held a hearing on the objection on March 10, 2022. Post-hearing briefs were submitted by the parties on March 17, 2022, and closing arguments were held on March 18, 2022. On April 29, 2022, the Court entered a decision and order overruling the objection (the "Intercompany Claim Decision"). On May 13, 2022, the Committee appealed the Intercompany Claim Decision to the District Court. On May 26, 2022 the District Court granted a joint motion of the Debtors and the Committee to stay such appeal until the effective date of the Plan.

Debtor-in-Possession Financing and Exit Financing

The Debtors closed the A&R DIP Loan on April 8, 2022 and certain of the proceeds of the US$ 3.7 billion A&R DIP Loan were used to repay the obligations under the Original DIP Loan in full.

On June 10, 2022 the Debtors entered into debt commitment letters (the “Exit Financing Commitment Letters”) providing commitments from various lenders for (i) an approximately $1.17 billion of junior debtor-in-possession term loan facility (the “Junior DIP Facility”); (ii) a $500,000,000 debtor-in-possession and exit revolving credit facility (the “Revolving Facility”), (iii) a $750,000,000 debtor-in-possession and exit term loan B credit facility (the “Term Loan B Facility”; together with the Revolving Facility, the “Credit Facilities”), (iv) a $750,000,000 debtor-in-possession and exit bridge loan facility (the “Bridge to 5Y Notes Facility”) and (v) $750,000,000 of commitments for a $750,000,000 debtor-in-possession and exit bridge loan facility (the “Bridge to 7Y Notes Facility” together with the Bridge to 5Y Notes Facility, the “Bridge Facilities”; together with the Credit Facilities, the “Debt Facilities”). The principal amounts of certain Debt Facilities may be increased so long as any such increase is offset by a corresponding decrease in other Debt Facilities, subject to certain requirements under the documentation governing such Debt Facilities. On June 24, 2022, the Bankruptcy Court entered an order authorizing the Debtors to enter into the commitment letters for the Junior DIP Facility and the Debt Facilities and on September 12, 2022 the Bankruptcy Court entered an agreed amended order authorizing the Debtors to enter into the commitment letters with respect to the Junior DIP Facility and the Debt Facilities. The Debt Facilities are structured as debtor-in possession facilities which closed during the pendency of the Chapter 11 Cases. The Debtors executed the loan agreement with respect to the Junior DIP Facility in an aggregate amount of approximately $1.14 billion on October 3, 2022. The closing with respect to the Junior DIP Facility, the Term Loan B Facility, the Revolving Facility, the Bridge to 5Y Notes Facility and the Bridge to 7Y Notes Facility occurred on October 12, 2022. The Credit Facilities have been structured to remain in place after the emergence of the Debtors from the Chapter 11 Cases, subject to the satisfaction of certain conditions at emergence (the “Conversion Date”). The Bridge Facilities will be repaid on or prior to the Company’s emergence from the Chapter 11 Cases with proceeds from an anticipated $350 million incremental to the Term Loan B Facility, the $450 million of senior secured notes due 2027 and $700 million of senior secured notes due 2029. The Junior DIP Financing would be fully repaid prior to emergence from the Chapter 11 Case and would not be converted into exit financing for the reorganized Debtors. In connection with the October 12, 2022 closing of the Debt Facilities, certain of the proceeds of the Debt Facilities were used to satisfy the obligations under the A&R DIP Loan in full.

Establishment of Bar Dates and Claims Reconciliation

On September 24, 2020, the Bankruptcy Court entered an order (the “Bar Date Order”) establishing December 18, 2020, as the general deadline (the “General Bar Date”) by which persons or entities (other than governmental units) who believe they hold any claims (other than certain damages claims arising out of the rejection of executory contracts or unexpired leases) against any Debtor that arose prior to the Petition Date, as applicable to each Debtor, must have submitted written documentation of such claims (a “Proof of Claim”). On December 17, 2020, the Court entered an order (the “Supplemental Bar Date Order”) establishing a supplemental bar date of February 5, 2021 (the “Supplemental Bar Date”), for certain non-U.S. claimants not otherwise subject to the General Bar Date. Any person or entity that failed to timely file its Proof of Claim by the applicable Bar Date will be forever barred from asserting their claim and will not receive any distributions made as part of the ultimate plan of reorganization.

Following the close of the General Bar Date and the Supplemental Bar Date, the Debtors have continued the process of reconciling approximately 6,521 submitted claims. As of September 30, 2022, the Debtors have objected to or have resolved through claims withdrawals, stipulations and court orders approximately 4,868 claims with a total value of approximately US$ 115.5 billion. As the Debtors continue to reconcile claims against the Company’s books and records, they will object to and contest such claims that they determine are not valid or are not asserted in the proper amount or classification and will resolve other claims disputes in and outside of the Bankruptcy Court.

A Claim is recorded as a liability when it has a present obligation, whether legal or constructive, as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the obligation amount can be made. Under the Plan, a further 1,350 litigation claims will ride through. As of September 30, 2022, approximately 84 of the Claims filed against the LATAM Group are still being reconciled with an estimated total value of approximately US$ 2.8 billion.

2.2.	Basis of Consolidation

(a)	Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible at the date of the consolidated financial statements are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled. The results and flows are incorporated from the date of acquisition.

Balances, transactions and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

To account for and identify the financial information revealed when carrying out a business combination, such as the acquisition of an entity by the Company, is to apply the acquisition method provided for in IFRS 3: Business combination.

(b)	Transactions with non-controlling interests

The Group applies the policy of considering transactions with non-controlling interests, when not related to loss of control, as equity transactions without an effect on income.

(c)	Sales of subsidiaries

When a subsidiary is sold and a percentage of participation is not retained, the Company derecognizes assets and liabilities of the subsidiary, the non-controlling and other components of equity related to the subsidiary. Any gain or loss resulting from the loss of control is recognized in the consolidated income statement by function in Other gains (losses).

If LATAM Airlines Group S.A. and Subsidiaries retain an ownership of participation in the sold subsidiary, and does not represent control, this is recognized at fair value on the date that control is lost, the amounts previously recognized in Other comprehensive income are accounted as if the Company had disposed directly from the assets and related liabilities, which can cause these amounts are reclassified to profit or loss. The percentage retained valued at fair value is subsequently accounted using the equity method.

(d)	Investees or associates

Investees or associates are all entities over which LATAM Airlines Group S.A. and Subsidiaries have significant influence but have no control. This usually arises from holding between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recognized at their cost.

2.3.	Foreign currency transactions

(a)	Presentation and functional currencies

The items included in the financial statements of each of the entities of LATAM Airlines Group S.A. and Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group S.A. is the United States dollar which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

(b)	Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income by function except when deferred in Other comprehensive income as qualifying cash flow hedges.

(c)	Adjustment due to hyperinflation

After July 1, 2018, the Argentine economy was considered, for purposes of IFRS, hyperinflationary. The consolidated financial statements of the subsidiaries whose functional currency is the Argentine Peso have been restated.

The non-monetary items of the statement of financial position as well as the income statement, comprehensive incomes and cash flows of the group's entities, whose functional currency corresponds to a hyperinflationary economy, adjusted for inflation and re-expressed in accordance with the variation of the consumer price index ("CPI"), at each presentation date of its financial statements. The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that, the financial statements are prepared under the historical cost criterion.

Net losses or gains arising from the re-expression of non-monetary items and income and costs recognized in the consolidated income statement under "Result of indexation units".

Net gains and losses on the re-expression of opening balances due to the initial application of IAS 29 are recognized in the consolidated retained earnings.

Re-expression due to hyperinflation will be recorded until the period or exercise in which the economy of the entity ceases to be considered as a hyperinflationary economy, at that time, the adjustments made by hyperinflation will be part of the cost of non-monetary assets and liabilities.

The comparative amounts in the consolidated financial statements of the Company are presented in a stable currency and are not adjusted for subsequent changes in the price level or exchange rates.

(d)	Group entities

The results and the financial situation of the Group's entities, whose functional currency is different from the presentation currency of the consolidated financial statements, of LATAM Airlines Group S.A., which does not correspond to the currency of a hyperinflationary economy, are converted into the currency of presentation as follows:

(i)	Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii)	The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and

(iii)	All the resultant exchange differences by conversion are shown as a separate component in other comprehensive income, within "Gain (losses) from exchange rate difference, before tax".

For those subsidiaries of the group whose functional currency is different from the presentation currency and, moreover, corresponds to the currency of a hyperinflationary economy; its restated results, cash flow and financial situation are converted to the presentation currency at the closing exchange rate on the date of the consolidated financial statements.

The exchange rates used correspond to those fixed in the country where the subsidiary is located, whose functional currency is different to the U.S. dollar.

2.4.	Property, plant and equipment

The land of LATAM Airlines Group S.A. and Subsidiaries, are recognized at cost less any accumulated impairment loss. The rest of the Properties, plants and equipment are recorded, both in their initial recognition and in their subsequent measurement, at their historical cost, restated for inflation when appropriate, less the corresponding depreciation and any loss due to deterioration.

The amounts of advances paid to the aircraft manufacturers are activated by the Company under Construction in progress until they are received.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or are recognized as a separate asset, only when it is probable that the future economic benefits associated with the elements of property, plant and equipment, they will flow to the Company and the cost of the item can be determined reliably. The value of the replaced component is written off. The rest of the repairs and maintenance are charged to income when they are incurred.

The depreciation of the properties, plants and equipment is calculated using the linear method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown. This charge is recognized in the captions "Cost of sale" and "Administrative expenses".

The residual value and the useful life of the assets are reviewed and adjusted, if necessary, once a year. Useful lives are detailed in Note 16 (d).

When the value of an asset exceeds its estimated recoverable amount, its value is immediately reduced to its recoverable amount.

Losses and gains from the sale of property, plant and equipment are calculated by comparing the consideration with the book value and are included in the consolidated statement of income.

2.5.	Intangible assets other than goodwill

(a)	Airport slots and Loyalty program

Airport slots and the Loyalty program correspond to intangible assets with indefinite useful lives and are annually tested for impairment as an integral part of the CGU Air Transport.

Airport Slots correspond to an administrative authorization to carry out operations of arrival and departure of aircraft, at a specific airport, within a certain period of time.

The Loyalty program corresponds to the system of accumulation and exchange of points that is part of TAM Linhas Aereas S.A.

The airport slots and Loyalty program were recognized at fair value under IFRS 3, as a consequence of the business combination with TAM S.A. and Subsidiaries.

(b)	Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives, for which the Company has defined useful lives between 3 and 10 years.

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. The personnel costs and other costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible Assets other than Goodwill when they have met all the criteria for capitalization.

(c)	Brands

The Brands were acquired in the business combination with TAM S.A. and Subsidiaries and, recognized at fair value under IFRS 3. The Company has defined a useful life of five years, period in which the value of the brands will be amortized (see note 15).

2.6.	Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are recognized in the consolidated statement of income by function when accrued.

2.7.	Losses for impairment of non-financial assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Assets subject to amortization are tested for impairment losses whenever any event or change in circumstances indicates that the carrying amount may not be recoverable. An impairment loss is recognized for the excess of the carrying amount of the asset over its recoverable amount. The recoverable amount is the fair value of an asset less the costs for sale or the value in use, whichever is greater. For the purpose of evaluating impairment losses, assets are grouped at the lowest level for which there are largely independent cash inflows (cash generating unit. Non-financial assets, other than goodwill, that would have suffered an impairment loss are reviewed if there are indicators of reversal of losses. Impairment losses are recognized in the consolidated statement of income by function under "Other gains (losses)".

2.8.	Financial assets

The Company classifies its financial assets in the following categories: at fair value (either through other comprehensive income, or through gains or losses), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

The group reclassifies debt investments when, and only when, it changes its business model to manage those assets.

In the initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset classified at amortized cost, the transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets accounted for at fair value through profit or loss are recorded as expenses in the consolidated statement of income by function.

(a)	Debt instruments

The subsequent measurement of debt instruments depends on the group's business model to manage the asset and cash flow characteristics of the asset. The Company has two measurement categories in which the group classifies its debt instruments:

Amortized cost: the assets held for the collection of contractual cash flows where those cash flows represent only payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in income when the asset is derecognized or impaired. Interest income from these financial assets is included in financial income using the effective interest rate method.

Fair value through profit or loss: assets that do not meet the criteria of amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and is presented net in the consolidated statement of income by function within other gains / (losses) in the period or exercise in which it arises.

(b)	Equity instruments

Changes in the fair value of financial assets at fair value through profit or loss are recognized in other gains / (losses) in the consolidated statement of income by function as appropriate.

The Company evaluates in advance the expected credit losses associated with its debt instruments recorded at amortized cost. The applied impairment methodology depends on whether there has been a significant increase in credit risk.

2.9.	Derivative financial instruments and hedging activities

Initially at fair value on the date on which the derivative contract was made and are subsequently valued at their fair value. The method to recognize the resulting loss or gain depends on whether the derivative designated as a hedging instrument and, if so, the nature of the item being hedged.

The Company designates certain derivatives as:

(a)	Hedge of an identified risk associated with a recognized liability or an expected highly- Probable transaction (cash-flow hedge), or

(b)	Derivatives that do not qualify for hedge accounting.

At the beginning of the transaction, the Company documents the economic relationship between the hedged items existing between the hedging instruments and the hedged items, as well as its objectives for risk management and the strategy to carry out various hedging operations. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.

The total fair value of the hedging derivatives is booked as Other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an other current financial asset or liability if the remaining term of the item hedged is less than 12 months. Derivatives not booked as hedges are classified as Other financial assets or liabilities.

(a)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income by function under other gains (losses). Amounts accumulated in equity are reclassified to profit or loss in the periods or exercise when the hedged item affects profit or loss, when these amounts correspond to hedge derivatives of highly probable items that give rise to non-financial assets or liabilities, in which case, they are recorded as part of non-financial assets or liabilities.

For fuel price hedges, the amounts shown in the statement of other comprehensive income are reclassified to results under the line item Cost of sales to the extent that the fuel subject to the hedge is used.

Gains or losses related to the effective part of the change in the intrinsic value of the options are recognized in the cash flow hedge reserve within equity. Changes in the time value of the options related to the part are recognized within Other Consolidated Comprehensive Income in the costs of the hedge reserve within equity.

When hedging instrument mature, is sold or fails to meet the requirements to be accounted for as hedges, any gain or loss accumulated in the statement of Other comprehensive income until that moment, remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized.

When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income by function as “Other gains (losses)”.

(b)	Derivatives not booked as a hedge

The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income in “Other gains (losses)”.

2.10.	Inventories

Inventories, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method (WAC). The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

2.11.	Trade and other accounts receivable

Commercial accounts receivable are initially recognized at their fair value and subsequently at their amortized cost in accordance with the effective rate method, less the provision for impairment according to the model of the expected credit losses. The Company applies the simplified approach permitted by IFRS 9, which requires that expected lifetime losses be recognized upon initial recognition of accounts receivable.

In the event that the Company transfers its rights to any financial asset (generally accounts receivable) to a third party in exchange for a cash payment, the Company evaluates whether all risks and rewards have been transferred, in which case the account receivable is derecognized.

The existence of significant financial difficulties on the part of the debtor, the probability that the debtor goes bankrupt or financial reorganization are considered indicators of a significant increase in credit risk.

The carrying amount of the asset is reduced as the provision account is used and the loss is recognized in the consolidated income statement under “Cost of sales”. When an account receivable is written off, it is regularized against the provision account for the account receivable.

2.12.	Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and highly liquid investments and a low risk of loss of value.

2.13.	Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds received from the placement of shares.

2.14.	Trade and other accounts payables

Trade payables and other accounts payable are initially recognized at fair value and subsequently at amortized cost.

2.15.	Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.

Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal.

2.16.	Current and deferred taxes

The tax expense for the period or exercise comprises income and deferred taxes.

The current income tax expense is calculated based on tax laws in enacted the date of statement of financial position, in the countries in which the subsidiaries and associates operate and generate taxable income.

Deferred taxes are recognized, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from the initial recognition of an assets or a liability in a transaction other than a business combination that at the time of the transaction does not affect the accounting or the taxable profit or loss. Deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the date of the consolidated statements of financial position, and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognized only to the extent it is probable that the future taxable profit will be available against which the temporary differences can be utilized.

The tax (current and deferred) is recognized in the statement of income by function, unless it relates to an item recognized in other comprehensive income, directly in equity. In this case the tax is also recognized in other comprehensive income or, directly in the statement of income by function, respectively.

Deferred tax assets and liabilities are offset if, and only if:

(a) there is a legally enforceable right to set off current tax assets and liabilities, and

(b) the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either: (i) the same taxable entity, or (ii) different taxable entities which intend to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

2.17.	Employee benefits

(a)	Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.

(b)	Share-based compensation

The compensation plans implemented based on the shares of the Company are recognized in the consolidated financial statements in accordance with IFRS 2: Share-based payments, for plans based on the granting of options, the effect of fair value is recorded in equity with a charge to remuneration in a linear manner between the date of grant of said options and the date on which they become irrevocable, for the plans considered as cash settled award the fair value, updated as of the closing date of each reporting period or exercise, is recorded as a liability with charge to remuneration.

(c)	Post-employment and other long-term benefits

Provisions are made for these obligations by applying the method of the projected unit credit method, and considering estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in other comprehensive income.

(d)	Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

(e)	Termination benefits

The group recognizes termination benefits at the earlier of the following dates: (a) when the group terminates laboral relation; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits.

2.18.	Provisions

Provisions are recognized when:

(i)	The Company has a present legal or constructive obligation as a result of a past event;

(ii)	It is probable that payment is going to be required to settle an obligation; and

(iii)	A reliable estimate of the obligation amount can be made.

2.19.	Revenue from contracts with customers

(a)	Transportation of passengers and cargo

The Company recognizes the sale for the transportation service as a deferred income liability, which is recognized as income when the transportation service has been lent or expired. In the case of air transport services sold by the Company and that will be made by other airlines, the liability is reduced when they are remitted to said airlines. The Company periodically reviews whether it is necessary to make an adjustment to deferred income liabilities, mainly related to returns, changes, among others.

Compensations granted to clients for changes in the levels of services or billing of additional services such as additional baggage, change of seat, among others, are considered modifications of the initial contract, therefore, they are deferred until the corresponding service is provided.

(b)	Expiration of air tickets

The Company estimates on a monthly basis the probability of expiration of air tickets, with refund clauses, based on the history of use of the same. Air tickets without a refund clause expired on the date of the flight in case the passenger does not show up.

(c)	Costs associated with the contract

The costs related to the sale of air tickets are activated and deferred until the moment of providing the corresponding service. These assets are included under the heading “Other current non-financial assets” in the Consolidated Classified Statement of Financial Position.

(d)	Frequent passenger program

The Company maintains the following loyalty programs: LATAM Pass and LATAM Pass Brasil, whose objective is building customer loyalty through the delivery of miles or points.

These programs give their frequent passengers the possibility of earning LATAMPASS’s miles or points, which grant the right to a selection of both air and non-air awards. Additionally, the Company sells the LATAMPASS miles or points to financial and non-financial partners through commercial alliances to award miles or points to their customers.

To reflect the miles and points earned, the loyalty program mainly includes two types of transactions that are considered revenue arrangements with multiple performance obligations: (1) Passenger Ticket Sales Earning miles or points (2) miles or points sold to financial and non-financial partner

(1)	Passenger Ticket Sales Earning Miles or Points.

In this case, the miles or points are awarded to customers at the time that the company performs the flight.

To value the miles or points earned with travel, we consider the quantitative value a passenger receives by redeeming miles for a ticket rather than paying cash, which is referred to as Equivalent Ticket Value (“ETV”). Our estimate of ETV is adjusted for miles and points that are not likely to be redeemed (“breakage”).

The balance of miles and points that are pending to redeem are included on deferred revenue.

(2)	Miles sold to financial and non-financial partner

To value the miles or points earned through financial and non-financial partners,the performance obligations with the client are estimated separately. To calculate these performance obligations, different components that add value in the commercial contract must be considered, such as marketing, advertising and other benefits, and finally the value of the points awarded to customers based on our ETV. The value of each of these components is finally allocated in proportion to their relative prices. The performance obligations associated with the valuation of the points or miles earned become part of the Deferred Revenue, and the remaining performance obligations, are recorded as revenue when the miles or points are delivered to the client.

When the miles and points are exchanged for products and services other than the services provided by the Company, the income is recognized immediately, when the exchange is made for air tickets of any airline of LATAM Airlines Group S.A. and subsidiaries, the income is deferred until the air transport service is provided.

The miles and points that the Company estimates will not be exchanged are recognized in the results based on the consumption pattern of the miles or points effectively exchanged by customers. The Company uses statistical models to estimate the probability of exchange, which is based on historical patterns and projections.

(e)	Dividend income

Dividend income is recognized when the right to receive payment is established.

2.20.	Leases

The Company recognizes contracts that meet the definition of a lease, as a right of use asset and a lease liability on the date when the underlying asset is available for use.

Assets for right of use are measured at cost including the following:

-	The amount of the initial measurement of the lease liability;
-	Lease payment made at or before commencement date;
-	Initial direct costs, and
-	Restoration costs.

The assets by right of use are recognized in the statement of financial position in Properties, plants and equipment.

Lease liabilities include the net present value of the following payments:

-	Fixed payments including in substance fixed payment.
-	Variable lease payments that depend on an index or a rate;
-	The exercise price of a purchase option, if it is reasonably certain to exercise that option.

The Company determines the present value of the lease payments using the implicit rates for the aircraft leasing contracts and for the rest of the underlying assets, uses the incremental borrowing rate.

Lease liabilities are recognized in the statement of financial position under Other financial liabilities, current or non-current.

Interest accrued on financial liabilities is recognized in the consolidated statement of income in “Financial costs”.

Principal and interest are present in the consolidated cash flow as “Payments of lease liability” and “Interest paid”, respectively, in cash flows use in financing activities

Payments associated with short-term leases without purchase options and leases of low-value assets are recognized on a straight-line basis in profit or loss at the time of accrual. Those payments are presented in cash flows use in operation activities.

The Company analyzes the financing agreements of aircrafts, mainly considering characteristics such as:

(a) That the Company initially acquired the aircraft or took an important part in the process of direct acquisition with the manufacturers.

(b) Due to the contractual conditions, it is virtually certain that the Company will execute the purchase option of the aircraft at the end of the lease term.

Since these financing agreements are “substantially purchases” and not leases, the related liability is considered as a financial debt classified under IFRS 9 and continues to be presented within the “Other financial liabilities” described in Note 18. On the other hand, the aircraft are presented in Property, Plants and Equipment, as described in Note 16, as “own aircraft”.

The Group qualifies as sale and lease transactions, operations that lead to a sale according to IFRS 15. More specifically, a sale is considered as such if there is no option to purchase the goods at the end of the lease term.

If the sale by the seller-lessee is classified as a sale in accordance with IFRS 15, the underlying asset is derecognized, and a right-of-use asset equal to the portion retained proportionally of the amount of the asset is recognized.

If the sale by the seller-lessee is not classified as a sale in accordance with IFRS 15, the transferred assets are kept in the financial statements and a financial liability equal to the sale price is recognized (received from the buyer-lessor).

The Company has applied the practical solution allowed by IFRS 16 for those contracts that meet the established requirements and that allows a lessee to choose not to evaluate if the concessions that it obtains derived from COVID-19 are a modification of the lease.

2.21.	Non-current assets or disposal groups classified as held for sale

Non-current assets (or disposal groups) classified as assets held for sale are shown at the lesser of their book value and the fair value less costs to sell.

2.22.	Maintenance

The costs incurred for scheduled heavy maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to the use of the aircraft expressed in terms of cycles and flight hours.

In case of aircraft include in property, plant and equipment, these maintenance cost are capitalized as Property, plant and equipment, while in the case of aircraft on right of use, a liability is accrued based on the use of the main components is recognized, since a contractual obligation with the lessor to return the aircraft on agreed terms of maintenance levels exists. These are recognized as Cost of sales.

Additionally, some contracts that comply with the definition of lease establish the obligation of the lessee to make deposits to the lessor as a guarantee of compliance with maintenance and return conditions. These deposits, often called maintenance reserves, accumulate until a major maintenance is performed, once made, the recovery is requested to the lessor. At the end of the contract period, there is comparison between the reserves that have been paid and required return conditions, and compensation between the parties are made if applicable.

The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

2.23.	Environmental costs

Disbursements related to environmental protection are charged to results when incurred or accrue.

NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1.	Financial risk factors

The Company is exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The program overall risk management of the Company aims to minimize the adverse effects of financial risks affecting the company.

(a)	Market risk

Due to the nature of its operations, the Company is exposed to market factors such as: (i) fuel-price risk, (ii) exchange -rate risk (FX), and (iii) interest -rate risk.

The Company has developed policies and procedures for managing market risk, which aim to identify, quantify, monitor and mitigate the adverse effects of changes in market factors mentioned above.

For the foregoing, Management monitors the evolution of fuel price levels, exchange rates and interest rates, quantifies exposures and their risk, and develops and executes hedging strategies.

(i)	Fuel-price risk:

Exposure:

For the execution of its operations the Company purchases a fuel called Jet Fuel grade 54 USGC, which is subject to the fluctuations of international fuel prices.

Mitigation:

To hedge the risk exposure fuel, the Company operates with derivative instruments (swaps and options) whose underlying assets may be different from Jet Fuel, such as West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which have a high correlation with Jet Fuel and greater liquidity.

Fuel Hedging Results:

During the period ended September 30, 2022, the Company recognized gains of US$ 15.9 million for fuel hedging net of premiums in the costs of sales for the year. During the period ended September 30, 2021, the Company recognized gains of US$ 5.8 million for fuel hedging net of premiums in the costs of sales for the year.

As of September 30, 2022, the market value of the fuel positions amounted to US$10.2 million (positive). At the end of December 2021, this market value was US$ 17.6 million (positive).

The following tables show the level of hedge for different periods:

Positions as of September 30, 2022 (*) (Unaudited)	Maturities
	Q422	Q123	Q223	Q323	Total
Percentage of coverage over the expected volume of consumption	24%	18%	20%	3%	22%

(*)	The percentage shown in the table considers all the hedging instruments (swaps and options).

Positions as of December 31, 2021 (*)	Maturities
	Q122	Q222	Q322	Q422	Total
Percentage of coverage over the expected volume of consumption	25%	30%	17%	14%	21%

(*)	The volume shown in the table considers all the hedging instruments (swaps and options).

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. The policy therefore is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

The current hedge positions are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity.

The following tables show the sensitivity of financial instruments according to reasonable changes in the price of fuel and their effect on equity.

The calculations were made considering a parallel movement of US$ 5 per barrel in the underlying reference price curve at the end of September 2022 and the end of December 2021. The projection period was defined until the end of the last fuel hedging contract in force, corresponding to the last business day of the fourth quarter of the year 2022.

	Positions as of September 30, 2022	Positions as of December 31, 2021
Benchmark price	effect on Equity	effect on Equity
(US$ per barrel)	(MUS$)	(MUS$)
Unaudited
+5	+1.2	+2.7
-5	-1.2	-3.3

Given the fuel hedging structure during first semester – 2022, which considers a portion free of hedges, a vertical drop of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an impact of approximately US$ 87.9 million lower fuel cost. For the same period, a vertical rise of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an approximate impact of US$ 87.9 million in higher fuel costs.

(ii)	Foreign exchange rate risk:

Exposure:

The functional and presentation currency of the financial statements of the Parent Company is the US dollar, so that the risk of the Transactional and Conversion exchange rate arises mainly from the Company’s business, strategic and accounting operating activities that are expressed in a monetary unit other than the functional currency.

The subsidiaries of LATAM are also exposed to foreign exchange risk whose impact affects the Company’s Consolidated Income.

The largest operational exposure to LATAM’s exchange risk comes from the concentration of businesses in Brazil, which are mostly denominated in Brazilian Real (BRL), and are actively managed by the company.

At a lower concentration, the Company is also exposed to the fluctuation of other currencies, such as: Euro, Pound sterling, Australian dollar, Colombian peso, Chilean peso, Argentine peso, Paraguayan Guarani, Mexican peso, Peruvian Sol and New Zealand dollar.

Mitigation:

The Company mitigates currency risk exposures by contracting hedging or non-hedging derivative instruments or through natural hedges or execution of internal operations.

Exchange Rate Hedging Results (FX):

As of September 30, 2022, the Company recognized gains of US$ 4.5 million for FX hedging derivatives net of premiums in sales revenue for the year. At the end of December 2021, the Company did not recognize gains or losses for FX hedging derivatives.

As of September 30, 2022, the market value of hedging FX derivative positions is US$0.3 million (positive). As of September 30, 2022, the Company has current hedging FX derivatives for MUS$20. As of December 30, 2021, the Company has no current hedging FX derivatives.

During the period ended September 30, 2022, the Company recognized losses of US$ 1.8 million for FX non-hedging derivatives, net of premiums in the costs of sales for the year. As of September 30, 2022, the Company does not maintain current non-hedged FX derivatives. At the end of December 2021, the Company did not recognize gains or losses for FX non-hedging derivatives.

Sensitivity analysis:

A depreciation of the R$/US$ exchange rate, negatively affects the Company’s operating cash flows, however, also positively affects the value of the positions of derivatives contracted.

The following table shows the sensitivity of current hedging FX derivative instruments according to reasonable changes in the exchange rate and its effect on equity.

Appreciation (depreciation)	Effect on equity as of September 30, 2022	Effect on equity as of September 30, 2021
of R$/US$	(MUS$)	(MUS$)
	Unaudited	Unaudited
-10%	-0.6	-
+10%	+0.3	-

As of September 30, 2022, the Company had not currency Swap derivatives. At the end of December 2021, the Company had not currency Swap derivatives

Impact of Exchange rate variation in the Consolidated Income Statements (Foreign exchange gains/(losses))

In the case of TAM S.A., whose functional currency is the Brazilian real, a large part of its liabilities is expressed in US dollars. Therefore, when converting financial assets and liabilities, from dollar to real, they have an impact on the result of TAM S.A., which is consolidated in the Company’s Income Statement.

In order to reduce the impact on the Company’s result caused by appreciations or depreciations of R $ / US $, the Company has executed internal operations to reduce the net exposure in US $ for TAM S.A.

The following table shows the impact of the Exchange Rate variation on the Consolidated Income Statement when the R$/US$ exchange rate appreciates or depreciates by 10%:

	Effect on Income Statement	Effect on Income Statement
Appreciation (depreciation)	for the period ended September 30, 2022	for the period ended September 30, 2021
of R$/US$	(MUS$)	(MUS$)
	Unaudited	Unaudited
-10%	+87.5	+27.2
+10%	-87.5	-27.2

Impact of the exchange rate variation in the Equity, from translate the subsidiaries financial statements into US Dollars (Cumulative Translate Adjustment)

Due to the functional currency of TAM S.A. and Subsidiaries is the Brazilian real, the Company presents the effects of the exchange rate fluctuations in Other comprehensive income (Cumulative Translation Adjustment) by converting the Statement of financial position and Income statement of TAM S.A. and Subsidiaries from their functional currency to the U.S. dollar, which is the presentation currency of the consolidated financial statement of LATAM Airlines Group S.A. and Subsidiaries.

The following table shows the impact on the Cumulative Translation Adjustment include in Other comprehensive income recognized in Total equity in the case of appreciate or depreciate 10% the exchange rate R$/US$:

Appreciation (depreciation)	Effect at September 30, 2022	Effect at December 31, 2021
of R$/US$	MUS$	MUS$
Unaudited
-10%	+70.75	+96.66
+10%	-57.88	-79.09

(iii)	Interest -rate risk:

Exposure:

The Company is exposed to fluctuations in interest rates affecting the markets future cash flows of the assets, and current and future financial liabilities.

The Company is exposed in one portion to the variations of London Inter-Bank Offer Rate (“LIBOR”) and other interest rates of less relevance are Brazilian Interbank Deposit Certificate (“IDC”). Because the publication of LIBOR will cease for June 2023, the company has begun to migrate to the adoption of SOFR as an alternative rate, which will materialize with the termination of LIBOR.

Regarding rate exposure, a portion of the company’s variable financial debt maintains exposure to the LIBOR rate. However, all these contracts will fully migrate to the SOFR rate with a deadline of 2023. Said migration is stipulated within each of the financial debt contracts subject to the LIBOR rate.

Of the company’s financial debt subject to variable rates, 40% of the contracts maintain exposure to the LIBOR rate, and 60% are exposed to the SOFR rate. All of these contracts will be exposed to the SOFR rate starting in 2023.

Lastly, it should be noted that there are no additional risks to mention in relation to this matter.

Mitigation:

Currently 38% (40% as of December 31, 2021) of the debt is fixed to fluctuations in interest rates. Most of said debt is indexed to a reference rate based on LIBOR.

To mitigate the effect of those derivatives that will be affected by the transition from LIBOR to SOFR, the Company is evaluating adherence to the ISDA protocol in the case of derivatives and is following the recommendations of the relevant authorities, including the Alternative Reference Rates Committee. (“ARRC”) in the case of debt, in line with the measures generally adopted by the market for the replacement of LIBOR in debt contracts.

Rate Hedging Results:

During the period ended September 30, 2022, the Company recognized losses of US$ 4.8 million (negative) corresponding to the recognition in income for premiums paid.

As of September 30, 2022, the Company, the value of interest rate derivative positions amounted to MUS$ 17.6 (positive), as of December 31, 2021, the Company did not maintain interest rate derivative positions in force.

As of September 30, 2022, the Company recognized a decrease in the right-of-use asset upon settlement of a derivative of US$ 1.1 million associated with leased aircraft. On this same date, a lower expense for depreciation of the right-of-use asset for THUS$23 (positive) is recognized. At the end of December 2021, the Company did not earn profits or losses for this same concept.

Sensitivity analysis:

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions each date.

Increase (decrease)	Positions as of September 30, 2022	Positions as of December 31, 2021
futures curve	effect on profit or loss before tax	effect on profit or loss before tax
in libor 3 months	(MUS$)	(MUS$)
Unaudited
+100 basis points	-40.7	-46.31
-100 basis points	+40.7	+46.31

A large part of the derivatives of current rates are recorded as cash flow hedge contracts, therefore, a variation in interest rates has an impact on the market value of the derivatives, whose changes affect the equity of the entity. Society.

The calculations were made by vertically increasing (decreasing) 100 base points of the interest rate curve, both scenarios being reasonably possible according to historical market conditions.

	Positions as of September 30, 2022	Positions as of December 31, 2021
Increase (decrease)	effect on equity	effect on equity
interest rate curve	(MUS$)	(MUS$)
Unaudited
+100 basis points	+11.9	-
-100 basis points	-11.9	-

The sensitivity calculation hypothesis must assume that the forward curves of interest rates will not necessarily reflect the real value of the compensation of the flows. In addition, the interest rate structure is dynamic over time.

During the periods presented, the Company has not recorded amounts for ineffectiveness in the consolidated income statement for this type of coverage.

As of December 31, 2021, the Company had no current interest rate derivative positions. The above calculations were made by vertically increasing (decreasing) 100 basis points of the three-month LIBOR futures curve, both scenarios being reasonably possible based on historical market conditions.

The assumptions of sensitivity calculation must assume that forward curves of interest rates do not necessarily reflect the real value of the compensation flows. Moreover, the structure of interest rates is dynamic over time.

On March 5, 2021, the ICE Benchmark Administration (“IBA”) announced that, as a result of little access to the information necessary for calculating rates, the publication of the 1-week, 2-months USD rates will cease to be published on December 31, 2021 and the remaining terms will cease on June 30, 2023. Although the adoption of alternative rates is voluntary, the impending discontinuation of LIBOR makes it essential that market participants consider moving to alternative rates such as SOFR and that they have appropriate alternative language in existing contracts that reference the discontinuation of LIBOR.

On the derivatives side, the Company does not maintain current derivatives with exposure to the LIBOR rate.

(b)	Credit risk

Credit risk occurs when the counterparty does not meet its obligations to the Company under a specific contract or financial instrument, resulting in a loss in the market value of a financial instrument (only financial assets, not liabilities). The client portfolio as of September 30, 2022 increased by 31% when compared to the balance as of December 31, 2021, mainly due to an increase in passenger transport operations (travel agencies and corporate) that increased by 82% in its sales, mainly affecting the forms of payment credit card 84%, and cash sales 94%. In relation to the cargo business, it presented an increase in its operations of 2.1% compared to December 2021. In the case of clients who were left with debt and that management considered risky, the corresponding measures were taken to consider their expected credit loss. The provision at the end of September 2022 had an increase of 6 % compared to the end of December 2021, as a result of an increase in the portfolio.

The Company is exposed to credit risk due to its operational activities and its financial activities, including deposits with banks and financial institutions, investments in other types of instruments, exchange rate transactions and contracting derivative instruments or options.

To reduce the credit risk related to operational activities, the Company has implemented credit limits to limit the exposure of its debtors, which are permanently monitored for the LATAM network, when deemed necessary, agencies have been blocked for cargo and passenger businesses.

(i)	Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company’s Board, mainly in time deposits with different financial institutions, private investment funds, short-term mutual funds, and easily-liquidated corporate and sovereign bonds with short remaining maturities. These investments are booked as Cash and cash equivalents and other current financial assets.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) their credit rating, (ii) the equity size of the counterparty, and (iii) investment limits according to the Company’s level of liquidity. According to these three parameters, the Company chooses the most restrictive parameter of the previous three and based on this, establishes limits for operations with each counterparty.

The Company has no guarantees to mitigate this exposure.

Additionally, section 345(b) of the Chapter 11 of the US Bankruptcy Code imposes restrictions on, among other things, the institutions where the Debtors can hold their cash. In particular, it establishes that cash should be held in what are called Authorized Bank Depositories, which are US Banking Institutions that are accepted by the US Trustee Program of the US Department of Justice.  Such Authorized Bank Depositories have generally agreed with the US Trustee Program to maintain collateral of no less than 115% of the aggregate funds on deposit (in excess of FDIC insurance limit) by (i) surety bond or (ii) US Treasury securities. Consequently, pursuant to Section 345(b), as implemented through an agreement with the Office of the United States Trustee, as of the year end the Company held the majority of its cash and equivalents in Banks in the US that are depositories authorized by Office of the United States Trustee for the Southern District of New York. Otherwise, the DIP Facility contains certain restrictions on new investments made by the Debtors during the term of the facility.

(ii)	Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by International Air Transport Association, international (“IATA”) organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, they are excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by 100% by the issuing institutions.

Under certain of the Company’s credit card processing agreements, the financial institutions have the right to require that the Company maintain a reserve equal to a portion of advance ticket sales that have been processed by that financial institution, but for which the Company has not yet provided the air transportation. Additionally, the financial institutions have the ability to require additional collateral reserves or withhold payments related to receivables to be collected if increased risk is perceived related to liquidity covenants in these agreements or negative balances occur.

The exposure consists of the term granted, which fluctuates between 1 and 45 days.

One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Business Sales Processing (“BSP”), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities. Currently the sales invoicing of TAM Linhas Aéreas S.A. related with travel agents and cargo agents for domestic transportation in Brazil is done directly by TAM Linhas Aéreas S.A.

Credit quality of financial assets

The external credit evaluation system used by the Company is provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities of TAM Linhas Aéreas S.A. with travel agents). The bad-debt rate in the principal countries where the Company has a presence is insignificant.

(c)	Liquidity risk

Liquidity risk represents the risk that the Company does not have sufficient funds to pay its obligations.

Due to the cyclical nature of its business, the operation and investment needs, along with the need for financing, the Company requires liquid funds, defined as Cash and cash equivalents plus other short-term financial assets, to meet its payment obligations. On May 26, 2020, the Company and its subsidiaries in Chile, Peru, Colombia, Ecuador and the United States began a voluntary process of reorganization and restructuring of their debt under the protection of the Chapter 11 of the United States, to which on July 9, the Brazilian subsidiary and certain of its subsidiaries were included, in order to preserve the group’s liquidity. In light of the unprecedented impact COVID-19 has had on the global aviation industry, this reorganization process provides LATAM with the opportunity to work with the group’s creditors, and main stakeholders, to reduce its debt and obtain new sources of financing, providing the company with the tools to adapt the group to this new reality.

The balance of liquid funds, future cash generation and the ability to obtain financing, provides the Company with alternatives to meet future investment and financing commitments.

As of September 30, 2022, the balance of liquid funds is US$ 897 million (US $ 1,047 million as of December 31, 2021), which are invested in short-term instruments through financial entities with a high credit rating classification.

As of September 30, 2022, LATAM maintains a committed revolving credit facility (Revolving Credit Facility) for a total amount of US$ 600 million, which is fully drawn. This line is secured by and subject to the availability of collateral (i.e. aircraft, engines and spare parts).

After filing Chapter 11 protection, the company received authorization from the Bankruptcy Court for the “debtors in possession” (DIP) financing, in the form of a multi-draw term loan facility in an aggregate principal amount of up to US$ 3.2 billion divided in Tranche A, B and C. Initially, Tranches A and C were committed for a total of US$2.450 billion. To date, these three tranches are fully committed after the approval on October 18, 2021, of a proposal to grant financing under Tranche B of the DIP for a total of US$750 million, thus allowing LATAM to access lower financing costs in the next disbursements of the DIP financing.

Pursuant to the terms of the DIP Agreement, the Debtors must maintain consolidated liquidity of at least US$400 million, considering the undrawn line of the DIP, and meet certain milestones with respect to the Chapter 11 Procedure.

On April 8, 2022, a consolidated and modified text (the “Reconsolidated and Modified DIP Credit Agreement”) of the Existing DIP Credit Agreement was signed, which modifies and recasts said agreement and repays the pending payment obligations under it. (that is, under its Tranches A, B and C). The total amount of the Consolidated and Modified DIP Credit Agreement is US$3.7 billion. The Revised and Amended DIP Credit Agreement (i) includes certain reductions in fees and interest compared to the Existing DIP Credit Agreement; and (ii) contemplates an expiration date in accordance with the calendar that LATAM foresees to emerge from the Chapter 11 Procedure. Regarding the latter, the scheduled expiration date of the Consolidated and Modified DIP Credit Agreement considers possible extensions that, in certain cases, may even reach November 30, 2022.

The Consolidated and Amended DIP Credit Agreement is made up of Tranche A of US$2,050 million, contributed by JPMorgan Chase Bank and some entities and funds belonging to a syndicate organized by JPM; and Tranche C for a total of US$1,650 contributed by some parties to the Restructuring Support Agreement (“RSA”) entered into within the framework of the Reorganization Plan presented by LATAM. Likewise, on April 8, 2022, the first disbursement took place under it for the amount of US$2,750 million destined to repay the previous Existing DIP Credit Agreement. Subsequently, on April 28, 2022, an amendment to said contract was signed, extending the expiration date from August 8, 2022 to October 14, 2022.

The detail of the amounts by Tranche of the Consolidated and Modified DIP Credit Agreement is summarized in the following table:

	As of September 30, 2022 (*)			As of December 31, 2021
Tranche	Committed amount	Withdrew amount	Available amount	Committed amount	Withdrew amount	Available amount
	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$
	Unaudited
Tranche A	2,050	2,050	-	1,300	876	424
Tranche B	-	-	-	750	300	450
Tranche C	1,650	700	950	1,150	774	376

Total	3,700	2,750	950	3,200	1,950	1,250

(*)	See Note 36

Class of liability for the analysis of liquidity risk ordered by date of maturity as of September 30, 2022 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

				Up to	More than 90 days	More than one to	More than three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

0-E	CITIBANK	U.S.A.	US$	122,634	-	-	-	-	122,634	114,000	To the expiration	3.36	3.36
76.645.030-K	ITAU	Chile	US$	22,061	-	-	-	-	22,061	20,000	To the expiration	4.20	4.20
0-E	HSBC	England	US$	13,284	-	-	-	-	13,284	12,000	To the expiration	4.15	4.15

Bank loans
97.023.000-9	CORPBANCA	Chile	UF	9,960	-	-	-	-	9,960	9,834	Quarterly	3.35	3.35
0-E	SANTANDER	Spain	US$	1,442	101,058	-	-	-	102,500	97,558	Quarterly	5.78	5.78
0-E	CITIBANK	U.S.A.	UF	62,051	-	-	-	-	62,051	59,294	To the expiration	3.10	3.10

Obligations with the public
97.030.000-7	BANCO ESTADO	Chile	UF	214,040	15,307	30,614	30,614	348,746	639,321	489,355	To the expiration	4.81	4.81
0-E	BANK OF NEW YORK	U.S.A.	US$	260,313	104,125	836,063	828,000	-	2,028,501	1,500,000	To the expiration	7.16	6.94

Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	4,128	19,810	39,619	39,619	163,085	266,261	186,378	Quarterly	4.72	4.72
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	3,574	16,080	43,446	41,896	74,057	179,053	143,128	Quartely/Monthly	4.62	4.62

Other guaranteed obligation
0-E	CREDIT AGRICOLE	France	US$	278,743	-	-	-	-	278,743	273,199	To the expiration	4.05	4.05
0-E	MUFG	U.S.A.	US$	13,382	52,892	76,519	-	-	142,793	129,362	Quarterly	5.14	5.14
0-E	CITIBANK	U.S.A.	US$	603,748	-	-	-	-	603,748	600,000	To the expiration	6.21	6.21
0-E	JP MORGAN CHASE	U.S.A.	US$	2,609,276	-	-	-	-	2,609,276	2,609,276	To the expiration	16.93	12.04
0-E	EXIM BANK	U.S.A.	US$	327	1,299	8,210	13,818	54,465	78,119	69,962	Quarterly	2.10	1.76

Financial lease
0-E	CREDIT AGRICOLE	France	US$
0-E	CITIBANK	U.S.A.	US$	14,074	12,783	-	-	-	26,857	26,332	Quarterly	4.48	3.83
0-E	BNP PARIBAS	U.S.A.	US$	6,891	27,472	1,539	-	-	35,902	34,718	Quarterly	4.47	3.87
0-E	NATIXIS	France	US$	9,580	37,281	71,607	68,074	124,998	311,540	246,111	Quarterly	4.92	4.92
0-E	US BANK	U.S.A.	US$	18,095	72,160	86,076	-	-	176,331	169,579	Quarterly	4.28	3.07
0-E	PK AIRFINANCE	U.S.A.	US$	1,816	7,064	6,736	-	-	15,616	14,126	Quarterly	4.46	4.46
0-E	EXIM BANK	U.S.A.	US$	3,125	13,132	150,274	218,499	180,416	565,446	505,060	Quarterly	3.26	2.43
0-E	BANK OF UTAH	U.S.A.	US$	4,750	28,500	57,000	59,631	158,900	308,781	223,088	Quarterly	6.45	6.45

Others loans
0-E	OTHERS (*)		US$	55,479	-	-	-	-	55,479	55,479	To the expiration	0.00	0.00
	TOTAL			4,332,773	508,963	1,407,703	1,300,151	1,104,667	8,654,257	7,587,839

(*)	Obligation with creditors for executed letters of credit.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of September 30, 2022 (Unaudited)

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Up to	More than 90 days	More than one to	More than three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans

0-E	NCM	Netherlands	US$	1,046	-	-	-	-	1,046	943	Monthly	6.01	6.01
0-E	MERRIL LYNCH CREDIT PRODUCTS LLC	U.S.A.	BRL	407,801	-	-	-	-	407,801	268,873	Monthly	3.95	3.95

Financial leases

0-E	NATIXIS	France	US$	234	1,020	4,080	4,080	1,287	10,701	10,701	Quarterly	2.50	2.50
0-E	GA TELESIS LLC	U.S.A.	US$	779	1,800	4,675	4,602	3,952	15,808	10,139	Monthly	14.72	14.72

Others Loans

0-E	Deustche Bank (*)	Brazil	US$	25,780	-	-	-	-	25,780	19,331	To the expiration	0.00	0.00

	TOTAL			435,640	2,820	8,755	8,682	5,239	461,136	309,987

(*)	Obligation with creditors for executed letters of credit

Class of liability for the analysis of liquidity risk ordered by date of maturity as of September 30, 2022 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Up to	More than 90 days	More than one to	More than three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Lease Liability
	AIRCRAFT	OTHERS	US$	806,101	232,178	775,769	735,168	928,570	3,477,786	3,079,307	-	-	-
	OTHER ASSETS	OTHERS	US$	21,936	17,594	16,770	20,064	11,992	88,356	87,770	-	-	-
			UF	89	68	56	79	91	383	302	-	-	-
			COP	64	66	197	135	-	462	446	-	-	-
			EUR	75	75	126	-	-	276	168	-	-	-
			PEN	26	9	36	43	-	114	112	-	-	-

Trade and other accounts payables
-	OTHERS	OTHERS	US$	2,202,485	226,514	-	-	-	2,428,999	-	-	-	-
			CLP	145,924	18,184	-	-	-	164,108	-	-	-	-
			BRL	1,557,947	301	-	-	-	1,558,248	-	-	-	-
			Other currency	685,306	29,161	-	-	-	714,467	-	-	-	-
Accounts payable to related parties currents (*)
Foreign	Delta Airlines	U.S.A	US$	-	76,023	-	-	-	76,023	-	-	-	-
Foreign	Patagonia Seafarms INC	U.S.A	CLP	-	7	-	-	-	7	-	-	-	-
87.752.000-5	Granja Marina Tornagaleones S.A.	Chile	CLP	-	1	-	-	-	1	-	-	-	-
81.062.300-4	Costa Verde Aeronautica S.A.	Chile	US$	-	62,572	-	-	-	62,572	-	-	-	-
Foreign	QA Investments Ltd	Jersey Channel Islands	US$	-	78,215	-	-	-	78,215	-	-	-	-
Foreign	Lozuy S.A.	Uruguay	US$	-	15,643	-	-	-	15,643	-	-	-	-

	Total			5,419,953	756,611	792,954	755,489	940,653	8,665,660	3,168,105

	Total consolidated			10,188,366	1,268,394	2,209,412	2,064,322	2,050,559	17,781,053	11,065,931

(*)	Trade and other accounts payables include claims resulting from Chapter 11 negotiation and are subject to settlement in accordance with the Reorganization plan.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2021

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than 90 days	More than one to	More than three to	More than				Annual
		Creditor		Up to	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	90 days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

0-E	CITIBANK	U.S.A	US$	115,350	-	-	-	-	115,350	114,000	At Expiration	2.96	2.96
76.645.030-K	ITAU	Chile	US$	20,140	-	-	-	-	20,140	20,000	At Expiration	4.20	4.20
0-E	HSBC	England	US$	12,123	-	-	-	-	12,123	12,000	At Expiration	4.15	4.15

Bank loans
97.023.000-9	CORP BANCA	Chile	UF	10,236	-	-	-	-	10,236	10,106	Quarterly	3.35	3.35
0-E	SANTANDER	Spain	US$	751	2,604	106,939	-	-	110,294	106,427	Quarterly	2.80	2.80
0-E	CITIBANK	U.S.A.	UF	60,935	-	-	-	-	60,935	60,935	At Expiration	3.10	3.10

Obligations with the public
97.030.000-7	BANCO ESTADO	Chile	UF	36,171	179,601	31,461	31,461	369,537	648,231	502,897	At Expiration	4.81	4.81
0-E	BANK OF NEW YORK	U.S.A.	US$	184,188	104,125	884,188	856,000	-	2,028,501	1,500,000	At Expiration	7.16	6.94

Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	17,182	19,425	40,087	41,862	95,475	214,031	198,475	Quarterly	1.48	1.48
0-E	MUFG	U.S.A.	US$	29,652	17,921	36,660	37,829	55,297	177,359	166,712	Quarterly	1.64	1.64
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	933	4,990	29,851	36,337	89,263	161,374	144,358	Quarterly / Monthly	3.17	1.60

Other guaranteed obligation
0-E	CREDIT AGRICOLE	France	US$	273,199	-	-	-	-	273,199	273,199	At Expiration	1.82	1.82
0-E	MUFG	U.S.A.	US$	8,150	46,746	94,062	14,757	-	163,715	156,933	Quarterly	1.72	1.72
0-E	CITIBANK	U.S.A.	US$	613,419	-	-	-	-	613,419	600,000	At Expiration	2.00	2.00
0-E	BANK OF UTAH	U.S.A.	US$	-	1,858,051	-	-	-	1,858,051	1,644,876	At Expiration	22.71	12.97
0-E	EXIM BANK	U.S.A.	US$	271	1,173	3,375	10,546	55,957	71,322	62,890	Quarterly	1.84	1.84

Financial lease
0-E	CREDIT AGRICOLE	France	US$	699	1,387	-	-	-	2,086	2,052	Quarterly	3.68	3.23
0-E	CITIBANK	U.S.A.	US$	19,268	59,522	5,721	-	-	84,511	83,985	Quarterly	1.37	0.79
0-E	BNP PARIBAS	U.S.A.	US$	7,351	26,519	21,685	-	-	55,555	54,918	Quarterly	1.56	0.96
0-E	NATIXIS	France	US$	5,929	34,328	59,574	59,930	130,131	289,892	261,458	Quarterly	2.09	2.09
0-E	US BANK	U.S.A.	US$	18,158	72,424	133,592	6,573	-	230,747	219,667	Quarterly	4.03	2.84
0-E	PK AIRFINANCE	U.S.A.	US$	853	5,763	10,913	-	-	17,529	16,851	Quarterly	1.88	1.88
0-E	EXIM BANK	U.S.A.	US$	2,758	11,040	61,167	249,466	269,087	593,518	533,127	Quarterly	2.88	2.03

Others loans
0-E	OTHERS (*)		US$	55,819	-	-	-	-	55,819	55,819	At Expiration	-	-
	TOTAL			1,493,535	2,445,619	1,519,275	1,344,761	1,064,747	7,867,937	6,801,685

(*)	Obligation with creditors for executed letters of credit.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2021

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than 90 days	More than one to	More than three to	More than				Annual
		Creditor		Up to	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	90 days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans

0-E	NCM	Netherlands	US$	990	-	-	-	-	990	943	Monthly	6.01	6.01
0-E	MERRIL LYNCH CREDIT PRODUCTS LLC	U.S.A.	BRL	185,833	-	-	-	-	185,833	185,833	Monthly	3.95	3.95
0-E	BANCO BRADESCO	Brazil	BRL	74,661	-	-	-	-	74,661	74,661	Monthly	4.33	4.33
Financial leases

0-E	NATIXIS	France	US$	486	2,235	4,080	11,076	-	17,877	17,326	Quarterly	2.74	2.74
0-E	GA TELESIS LLC	U.S.A.	US$	762	2,706	4,675	4,646	5,077	17,866	10,999	Monthly	14.72	14.72

Others Loans

0-E	Deustche Bank (*)	Brazil	US$	20,689	-	-	-	-	20,689	20,689	At Expiration	-	-
	TOTAL			283,421	4,941	8,755	15,722	5,077	317,916	310,451

(*)	Obligation with creditors for executed letters of credit

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2021

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
					90 days	one to	three to	More than				Annual
		Creditor		Up to	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	90 days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Lease Liability
-	AIRCRAFT	OTHERS	US$	694,568	469,568	767,629	811,843	778,613	3,522,221	2,883,657	-	-	-
-	OTHER ASSETS	OTHERS	US$	9,859	11,820	22,433	23,365	8,651	76,128	73,615	-	-	-
			UF	1,759	982	245	76	231	3,293	2,621	-	-	-
			COP	2	7	35	-	-	44	42	-	-	-
			EUR	198	112	293	-	-	603	599	-	-	-
			PEN	4	7	97	-	-	108	103	-	-	-

Trade and other accounts payables
-	OTHERS	OTHERS	US$	665,645	165,085	-	-	-	830,730	830,730	-	-	-
			CLP	214,224	4,912	-	-	-	219,136	219,136	-	-	-
			BRL	365,486	5,258	-	-	-	370,744	370,744	-	-	-
			Other currency	542,304	3,719	-	-	-	546,023	546,023	-	-	-
Accounts payable to related parties currents (*)
Foreign	Inversora Aeronáutica Argentina S.A.	Argentina	US$	-	5	-	-	-	5	5	-	-	-
Foreign	Delta Airlines	U.S.A	US$	-	2,268	-	-	-	2,268	2,268	-	-	-
Foreign	Patagonia Seafarms INC	U.S.A	US$	-	7	-	-	-	7	7	-	-	-
81.062.300-4	Costa Verde Aeronautica S.A.		US$	-	175,819	-	-	-	175,819	175,819	-	-	-
Foreign	QA Investments Ltd	Jersey Channel Islands	US$	-	219,774	-	-	-	219,774	219,774	-	-	-
Foreign	QA Investments 2 Ltd	Jersey Channel Islands	US$	-	219,774	-	-	-	219,774	219,774	-	-	-
Foreign	Lozuy S.A.	Uruguay	US$	-	43,955	-	-	-	43,955	43,955	-	-	-

	Total			2,494,049	1,323,072	790,732	835,284	787,495	6,230,632	5,588,872
	Total consolidated			4,271,005	3,773,632	2,318,762	2,195,767	1,857,319	14,416,485	12,701,008

(*)	Trade and other accounts payables include claims resulting from Chapter 11 negotiation and are subject to settlement in accordance with the Reorganization plan.

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions.

At the end of 2021, the Company maintained guarantees for US$ 5.5 million corresponding to derivative transactions. As of September 30, 2022, the Company maintains guarantees for US$4.7 million corresponding to derivative transactions. The decrease was due to: i) lower subscription of coverage contracts than expiration thereof and ii) changes in fuel prices, changes in exchange rates and interest rates.

3.2.	Capital risk management

The objectives of the Company, in relation to capital management are: (i) to meet the minimum equity requirements and (ii) to maintain an optimal capital structure.

The Company monitors contractual obligations and regulatory requirements in the different countries where the group's companies are domiciled to ensure faithful compliance with the minimum equity requirement, the most restrictive limit of which is to maintain positive liquid equity.

Additionally, the Company periodically monitors the short and long term cash flow projections to ensure that it has sufficient cash generation alternatives to meet future investment and financing commitments.

The international credit rating of the Company is the result of the ability to meet long-term financial commitments. As of September 30, 2022, and as a consequence of the expected decline in demand due to the COVID-19 pandemic and the Company's filing for voluntary protection under the U.S. Chapter 11 reorganization statute, Standard & Poor’s, Moody’s y Fitch Ratings withdrew their credit ratings for LATAM

3.3.	Estimates of fair value.

At September 30, 2022, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1.	Derivative financial instruments:

This category includes the following instruments:

-	Interest rate derivative contracts,

-	Fuel derivative contracts,

-	Currency derivative contracts.

2.	Financial Investments:

This category includes the following instruments:

-	Investments in short-term Mutual Funds (cash equivalent)

-	Private investment funds.

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value calculated through valuation methods based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) and (III) fair value based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period using the current price of the buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of the market at period end.

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of September 30, 2022				As of December 31, 2021
		Fair value measurements using values considered as				Fair value measurements using values considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Assets

Cash and cash equivalents	26,035	26,035	-	-	26,025	26,025	-	-
Short-term mutual funds	26,035	26,035	-	-	26,025	26,025	-	-

Other financial assets, current	28,420	277	28,143	-	26,467	1,637	17,641	-
Fair value interest rate derivatives	17,666	-	17,666	-	-	-	-	-
Fair value of fuel derivatives	10,179	-	10,179	-	17,641	-	17,641	-
Fair value of foreign currency derivative	298	-	298	-	-	-	-	-
Private investment funds	277	277	-	-	347	347	-	-
Domestic and foreign bonds	-	-	-	-	1,290	1,290	-	-

Liabilities

Other financial liabilities, current	263	-	263		5,671	-	5,671	-
Fair value of interest rate derivatives	-	-	-	-	2,734	-	2,734	-
Currency derivative not registered as hedge accounting	263	-	263	-	2,937	-	2,937	-

Additionally, at September 30, 2022, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of September 30, 2022		As of December 31, 2021
	Book	Fair	Book	Fair
	value	value	value	value
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	871,148	871,148	1,020,810	1,020,810
Cash on hand	6,040	6,040	2,120	2,120
Bank balance	518,543	518,543	558,078	558,078
Overnight	244,622	244,622	386,034	386,034
Time deposits	101,943	101,943	74,578	74,578
Other financial assets, current	112,673	112,673	74,671	74,671
Other financial assets	112,673	112,673	74,671	74,671
Trade debtors, other accounts receivable and
Current accounts receivable	1,103,707	1,103,707	902,672	902,672
Accounts receivable from entities related, current	557	557	724	724
Other financial assets, not current	15,102	15,102	15,622	15,622
Accounts receivable, non-current	12,020	12,020	12,201	12,201

Other current financial liabilities	5,538,475	4,614,627	4,447,780	4,339,370
Accounts payable for trade and other accounts payable, current	5,404,606	5,404,606	4,860,153	4,860,153
Accounts payable to entities related, current	232,461	221,402	661,602	662,345
Other financial liabilities, not current	6,123,626	5,664,182	5,948,702	5,467,594
Accounts payable, not current	239,881	239,881	472,426	472,426

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, overnight, time deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments (Level II). In the case of Other financial assets, the valuation was performed according to market prices at period end. The book value of Other financial liabilities, current or non-current, do not include lease liabilities.

The amounts of the other accounts receivable and other financial liabilities included as fair value do not include the impact on valuation as a result of the chapter 11 process.

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and record some of the assets, liabilities, income, expenses and commitments. Basically, these estimates refer to:

(a)	Evaluation of possible losses due to impairment of intangible assets with indefinite useful life

Management conducts an impairment test annually or more frequently if events or changes in circumstances indicate potential impairment. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit (CGU) exceeds its recoverable amount.

Management’s value-in-use calculations included significant judgments and assumptions relating to revenue growth rates, exchange rate, discount rate, inflation rates, fuel price. The estimation of these assumptions requires significant judgment by the management, as these variables feature inherent uncertainty; however, the assumptions used are consistent with Company’s forecasts approved by management. Therefore, management evaluates and updates the estimates as necessary, in light of conditions that affect these variables. The main assumptions used as well as the corresponding sensitivity analyses are shown in Note 15.

(b)	Useful life, residual value, and impairment of property, plant, and equipment

The depreciation of assets is calculated based on the linear model, except for certain technical components depreciated on cycles and hours flown. These useful lives are reviewed on an annual basis according to the Company’s future economic benefits associated with them.

Changes in circumstances such as: technological advances, business model, planned use of assets or capital strategy may render the useful life different to the lifespan estimated. When it is determined that the useful life of property, plant, and equipment must be reduced, as may occur in line with changes in planned usage of assets, the difference between the net book value and estimated recoverable value is depreciated, in accordance with the revised remaining useful life.

The residual values are estimated according to the market value that said assets will have at the end of their life. The residual value and useful life of the assets are reviewed, and adjusted if necessary, once a year. When the value of an asset is greater than its estimated recoverable amount, its value is immediately reduced to its recoverable amount.

The Company has concluded that the Properties, Plant and Equipment cannot generate cash inflows to a large extent independent of other assets, therefore the impairment assessment is made as an integral part of the only Cash Generating Unit maintained by the Company, Air Transport. The Company checks when there are signs of impairment, whether the assets have suffered any impairment losses at the Cash Generated Unit level.

(c)	Recoverability of deferred tax assets

Management records deferred taxes on the temporary differences that arise between the tax bases of assets and liabilities and their amounts in the financial statements. Deferred tax assets on tax losses are recognized to the extent that it is probable that future tax benefits will be available to offset temporary differences.

The Company applies significant judgment in evaluating the recoverability of deferred tax assets. In determining the amounts of the deferred tax asset to be accounted for, management considers tax planning strategies historical profitability, projected future taxable income (considering assumptions such as: growth rate, exchange rate, discount rate, fuel price online with those used in the impairment analysis of the group's cash-generating unit) and the expected timing of reversals of existing temporary differences.

(d)	Air tickets sold that will not be finally used.

The Company records the sale of airline tickets as deferred income. Ordinary revenue from the sale of tickets is recognized in the income statement when the passenger transport service is provided or expires due to non-use. The Company evaluates monthly the probability of expiration of the air tickets, with return clauses, based on the history of use of the air tickets. A change in this probability could have an impact on revenue in the year in which the change occurs and in future years.

As of September 30, 2022, deferred income associated with air tickets sold amounts to ThUS$1,558,163 (ThUS$1,126,371 as of December 31, 2021). A hypothetical change of one percentage point in the behavior of the passenger regarding the use would translate into an impact of up to ThUS$ 7,218 per month.

(e)	Valuation of miles and points awarded to holders of loyalty programs, pending use.

As of September 30, 2022, the deferred income associated with the LATAM Pass loyalty program amounts to ThUS$1,179,740 (ThUS$1,285,732 as of December 31, 2021). A hypothetical change of one percentage point in the exchange probability would translate into a cumulative impact of ThUS$28,885 in the results of 2022 (ThUS$27,151 in 2021). Deferred income associated with the LATAM Pass Brasil loyalty program (See Note 21) amounts to ThUS$136,617 as of September 30, 2022 (ThUS$192,381 as of December 31, 2021). A hypothetical change of two percentage points in the probability of exchange would translate into a cumulative impact of ThUS$6,780 in the results of 2022 (ThUS$5,100 in 2021).

Management used statistical models to estimate the miles and points awarded that will not be redeemed, by the programs members (breakage) which involved significant judgments and assumptions relating the historical redemption and expiration activity and forecasted redemption and expiration patterns.

The management in conjunction with an external specialist developed a predictive model of non-use miles or points, which allows to generate non-use rates on the basis of historical information, based on behavior of the accumulation, use and expiration of the miles or points.

(f)	Provisions needs, and their valuation when required

In the case of known contingencies, the Company records a provision when it has a present obligation, whether legal or constructive, as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the obligation amount can be made. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events, the likelihood of loss being incurred and when determining whether a reliable estimate of the loss can be made. The Company assesses its liabilities and contingencies based upon the best information available, uses the knowledge, experience and professional judgment to the specific characteristics of the known risks. This process facilitates the early assessment and quantification of potential risks in individual cases or in the development of contingent matters. If we are unable to reliably estimate the obligation or conclude no loss is probable but it is reasonably possible that a loss may be incurred, no provision is recorded but the contingency is disclosed in the notes to the consolidated financial statements.

Company recognized as the present obligation under an onerous contract as a provision when a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

(g)	Leases

(i)	Discount rate

The discount rate used to calculate the lease debt corresponds, for each aircraft, to the implicit interest rate calculated by the contractual elements and residual market values. The implicit rate of the contract is the discount rate that gives the aggregate present value of the minimum lease payments and the unguaranteed residual value.

For assets other than aircraft, the estimated lessee's incremental borrowing rate, derived from information available at the lease commencement date, was used to determine the present value of the lease payments. We consider our recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating our incremental borrowing rates.

A decrease of one percentage point in our estimate of the rates used in the determination of the lease liabilities of the new and the modifications of fleet contracts registered as of september 30, 2022 would increase the lease liability by approximately US$95 million.

(ii)	Lease term

In determining the lease term, all facts and circumstances that create an economic incentive to exercise an extension option are considered. Extension options (or periods after termination options) are only included in the lease term if it is reasonably certain that the lease will be extended (or not terminated). This is reviewed if a significant event or significant change in circumstances occurs that affects this assessment and is within the lessee's control.

These estimates are made based on the best information available on the events analyzed.

In any case, it is possible that events that may take place in the future make it necessary to modify them in future periods, which would be done prospectively.

NOTE 5 - SEGMENTAL INFORMATION

As of September 30, 2022, the Company considers that it has a single operating segment, Air Transport. This segment corresponds to the route network for air transport and is based on the way in which the business is managed, according to the centralized nature of its operations, the ability to open and close routes, as well as reassignment (airplanes, crew, personnel, etc.) within the network, which implies a functional interrelation between all of them, making them inseparable. This segment definition is one of the most common in the worldwide airline industry.

The Company’s revenues by geographic area are as follows:

	For the 9 months period ended		For the 3 months period ended
	At September 30,		At September 30,
	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Peru	611,470	304,703	226,339	146,049
Argentina	149,426	46,216	60,125	9,430
U.S.A.	776,687	426,849	270,160	172,755
Europe	582,815	207,487	197,387	87,241
Colombia	397,324	234,895	131,871	96,097
Brazil	2,584,622	951,397	1,109,396	461,949
Ecuador	181,605	115,182	62,799	39,096
Chile	1,085,609	479,242	381,324	200,115
Asia Pacific and rest of Latin America	281,432	178,101	118,438	63,287
Income from ordinary activities	6,650,990	2,944,072	2,557,839	1,276,019
Other operating income	121,546	171,417	29,580	37,602

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of	As of
	September 30,	December 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited
Cash on hand	6,040	2,120
Bank balances	518,543	558,078
Overnight	244,622	386,034
Total Cash	769,205	946,232

Cash equivalents
Time deposits	101,943	74,578
Mutual funds	26,035	26,025
Total cash equivalents	127,978	100,603
Total cash and cash equivalents	897,183	1,046,835

Balances include Cash and Cash equivalent from the Group’s Companies that file for Chapter 11. Due to a motion approved by the US bankruptcy court these balances can only be used on normal course of business activities and invested in specific banks also approved on the motion.

Cash and cash equivalents are denominated in the following currencies:

	As of	As of
Currency	September 30,	December 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited
Argentine peso	8,952	7,148
Brazilian real	127,096	89,083
Chilean peso	5,393	9,800
Colombian peso	8,053	13,535
Euro	8,195	7,099
US Dollar	716,643	886,627
Other currencies	22,851	33,543
Total	897,183	1,046,835

NOTE 7 - FINANCIAL INSTRUMENTS

Financial instruments by category

As of September 30, 2022 (Unaudited)

Assets	Measured at amortized	At fair value with changes	Hedge
	cost	in results	derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	871,148	26,035	-	897,183
Other financial assets, current (*)	130,382	277	28,143	158,802
Trade and others accounts receivable, current	1,103,707	-	-	1,103,707
Accounts receivable from related entities, current	557	-	-	557
Other financial assets, non current	16,912	-	-	16,912
Accounts receivable, non current	12,020	-	-	12,020
Total	2,134,726	26,312	28,143	2,189,181

Liabilities	Measured at amortized	At fair value with changes	Hedge
	cost	in results	derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	5,538,475	263	-	5,538,738
Trade and others accounts payable, current	5,404,606	-	-	5,404,606
Accounts payable to related entities, current	232,461	-	-	232,461
Other financial liabilities, non-current	6,123,626	-	-	6,123,626
Accounts payable, non-current	239,881	-	-	239,881
Total	17,539,049	263	-	17,539,312

(*)	The value presented as fair value with changes in the result, corresponds mainly to private investment funds; and as measured at amortized cost correspond to guarantees delivered.

As of December 31, 2021

Assets	Measured at amortized	At fair value with changes	Hedge
	cost	in results	derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,020,810	26,025	-	1,046,835
Other financial assets, current (*)	83,150	347	17,641	101,138
Trade and others accounts receivable, current	902,672	-	-	902,672
Accounts receivable from related entities, current	724	-	-	724
Other financial assets, non current	15,622	-	-	15,622
Accounts receivable, non current	12,201	-	-	12,201
Total	2,035,179	26,372	17,641	2,079,192

Liabilities	Measured at amortized	At fair value with changes	Hedge
	cost	in results	derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	4,447,780	2,937	2,734	4,453,451
Trade and others accounts payable, current	4,860,153	-	-	4,860,153
Accounts payable to related entities, current	661,602	-	-	661,602
Other financial liabilities, non-current	5,948,702	-	-	5,948,702
Accounts payable, non-current	472,426	-	-	472,426
Total	16,390,663	2,937	2,734	16,396,334

(*)	The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and as measured at amortized cost they correspond to the guarantees granted.

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON- CURRENT ACCOUNTS RECEIVABLE

	As of	As of
	September 30,	December 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited
Trade accounts receivable	1,032,683	785,952
Other accounts receivable	159,219	209,925
Total trade and other accounts receivable	1,191,902	995,877
Less: Expected credit loss	(76,175)	(81,004)
Total net trade and accounts receivable	1,115,727	914,873
Less: non-current portion – accounts receivable	(12,020)	(12,201)
Trade and other accounts receivable, current	1,103,707	902,672

The fair value of trade and other accounts receivable does not differ significantly from the book value.

To determine the expected credit losses, the Company groups accounts receivable for passenger and cargo transportation; depending on the characteristics of shared credit risk and maturity.

	As of September 30, 2022			As December 31, 2021
	Expected	Gross book	Impairment loss	Expected	Gross book	Impairment loss
Portfolio maturity	loss rate (1)	value (2)	Provision	loss rate (1)	value (2)	Provision
	%	ThUS$	ThUS$	%	ThUS$	ThUS$
	Unaudited

Up to date	1%	901,335	(9,266)	1%	591,210	(8,806)
From 1 to 90 days	8%	59,382	(4,475)	10%	116,613	(11,840)
From 91 to 180 days	59%	13,384	(7,948)	31%	11,376	(3,567)
From 181 to 360 days	79%	6,293	(4,954)	72%	3,863	(2,766)
more of 360 days	95%	52,289	(49,532)	86%	62,890	(54,025)
Total		1,032,683	(76,175)		785,952	(81,004)

(1)	Corresponds to the consolidated expected rate of accounts receivable.
(2)	The gross book value represents the maximum credit risk value of trade accounts receivables.

Currency balances composition of the Trade and other accounts receivable and non-current accounts receivable are as follow:

	As of	As of
	September 30,	December 31,
Currency	2022	2021
	ThUS$	ThUS$
	Unaudited
Argentine Peso	15,996	7,282
Brazilian Real	594,778	361,745
Chilean Peso	48,847	53,488
Colombian Peso	4,899	5,657
Euro	46,025	24,143
US Dollar	365,586	441,079
Korean Won	4,240	844
Mexican Peso	6,001	2,428
Australian Dollar	6,863	62
Pound Sterling	12,664	12,728
Uruguayan Peso (New)	471	860
Swiss Franc	3,353	360
Japanese Yen	2,881	106
Swedish crown	85	488
Other Currencies	3,038	3,603
Total	1,115,727	914,873

The movements of the provision for impairment losses of the Trade Debtors and other accounts receivable are as follows:

	Opening		(Increase)	Closing
Periods	balance	Write-offs	Decrease	balance
	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to September 30, 2021 (Unaudited)	(122,193)	21,974	(4,161)	(104,380)
From October 1 to December 31, 2021 (Unaudited)	(104,380)	4,461	18,915	(81,004)
From January 1 to September 30, 2022 (Unaudited)	(81,004)	5,216	(387)	(76,175)

Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.

The historical and current renegotiations are not very relevant, and the policy is to analyze case by case to classify them according to the existence of risk, determining if their reclassification corresponds to pre-judicial collection accounts.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of September 30, 2022			As of December 31, 2021
	Gross exposure according to	Gross impaired	Exposure net of risk	Gross exposure according to	Gross Impaired	Exposure net of risk
	balance	exposure	concentrations	balance	exposure	concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Trade accounts receivable	1,032,683	(76,175)	956,508	785,952	(81,004)	704,948
Other accounts receivable	159,219	-	159,219	209,925	-	209,925

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a)	Accounts Receivable

					As of	As of
			Country		September 30,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2022	2021
					ThUS$	ThUS$
					Unaudited
Foreign	Qatar Airways	Indirect shareholder	Qatar	US$	543	703
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Common shareholder	Brazil	BRL	-	2
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	CLP	-	6
76.335.600-0	Parque de Chile S.A.	Related director	Chile	CLP	2	2
96.989.370-3	Rio Dulce S.A.	Related director	Chile	CLP	-	4
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	CLP	12	7
	Total current assets				557	724

(b)	Current accounts payable

					Current liabilities
					As of	As of
			Country		September 30,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2022	2021
					ThUS$	ThUS$
					Unaudited
Foreign	Delta Airlines, Inc.(*)	Shareholder	U.S.A.	US$	76,023	2,268
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	US$	-	5
Foreign	Patagonia Seafarms INC	Related director	U.S.A.	US$	7	7
87.752000-5	Granja marina tornageleones S.A	Common shareholder	Chile	BRL	1	-
81.062.300-4	Costa Verde Aeronautica S.A.	Common shareholder	Chile	US$	62,572	175,819
Foreign	QA Investments Ltd (**)	Common shareholder	Jersey Channel Islands	US$	78,215	219,774
Foreign	QA Investments 2 Ltd (**)	Common shareholder	Jersey Channel Islands	US$	-	219,774
Foreign	Lozuy S.A. (**)	Common shareholder	Uruguay	US$	15,643	43,955
	Total current and non current liabilities				232,461	661,602

(*)	includes the portion of tranche C of the DIP loan (See note 3.lc)
(**)	Corresponds to the portion of Tranche C of the DIP loan (See Note 3.1c)

Transactions between related parties have been carried out on arm’s length conditions between interested and duly-informed parties. The transaction terms for the Liabilities of the period 2022 correspond from 30 days to 1 year of maturity, and the nature of the settlement of transactions are monetary.

NOTE 10 - INVENTORIES

The composition of Inventories is as follows:

	As of	As of
	September 30,	December 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited
Technical stock (*)	354,402	250,327
Non-technical stock (**)	36,700	37,010
Total	391,102	287,337

(*)	Correspond to spare parts and materials that will be used in own maintenance services as well as those of third parties.
(**)	Consumption of services on board, uniforms and other indirect materials

These are valued at their average acquisition cost net of their obsolescence provision according to the following detail:

	As of	As of
	September 30,	December 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited
Provision for obsolescence Technical stock	76,159	64,455
Provision for obsolescence Non-technical stock	5,967	5,785
Total	82,126	70,240

The resulting amounts do not exceed the respective net realization values.

As of September 30, 2022, the Company registered ThUS$ 93,490 (ThUS$ 18,383 as of September 30, 2021) in results, mainly related to on-board consumption and maintenance, which is part of the Cost of sales.

NOTE 11 - OTHER FINANCIAL ASSETS

(a)	The composition of other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of September 30,	As of December 31,	As of September 30,	As of December 31,	As of September 30,	As of December 31,
	2022	2021	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
(a) Other financial assets
Private investment funds	277	347	-	-	277	347
Deposits in guarantee (aircraft)	17,709	7,189	1,810	2,758	19,519	9,947
Guarantees for margins of derivatives	4,736	5,451	-	-	4,736	5,451
Other investments	-	-	493	493	493	493
Domestic and foreign bonds	-	1,290	-	-	-	1,290
Other guarantees given	107,937	69,220	14,609	12,371	122,546	81,591
Subtotal of other financial assets	130,659	83,497	16,912	15,622	147,571	99,119

(b) Hedging derivative asset
Fair value of interest rate derivatives	17,666	-	-	-	17,666	-
Fair value of foreign currency derivatives	298	-	-	-	298	-
Fair value of fuel price derivatives	10,179	17,641	-	-	10,179	17,641
Subtotal of derivative assets	28,143	17,641	-	-	28,143	17,641
Total Other Financial Assets	158,802	101,138	16,912	15,622	175,714	116,760

The different derivative hedging contracts maintained by the Company at the end of each fiscal year are described in Note 18.

(b)	The balances composition by currencies of the Other financial assets are as follows:

	As of	As of
	September 30,	December 31,
Type of currency	2022	2021
	ThUS$	ThUS$
	Unaudited
Argentine peso	3	16
Brazilian real	6,196	9,775
Chilean peso	3,912	4,502
Colombian peso	1,719	1,727
Euro	5,608	4,104
U.S.A dollar	143,799	93,247
Other currencies	14,477	3,389
Total	175,714	116,760

NOTE 12 - OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2022	2021	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
(a) Advance payments

Aircraft insurance and other	10,791	12,331	-	-	10,791	12,331
Others	13,259	11,404	1,973	2,002	15,232	13,406
Subtotal advance payments	24,050	23,735	1,973	2,002	26,023	25,737

(b) Contract assets (1)

GDS costs	7,339	6,439	-	-	7,339	6,439
Credit card commissions	24,463	10,550	-	-	24,463	10,550
Travel agencies commissions	12,797	8,091	-	-	12,797	8,091
Subtotal advance payments	44,599	25,080	-	-	44,599	25,080

(c) Other assets

Sales tax	100,219	57,634	30,910	33,212	131,129	90,846
Other taxes	2,930	1,661	-	-	2,930	1,661
Contributions to the International Aeronautical Telecommunications Society ("SITA")	258	258	739	739	997	997
Contributions to Universal Air Travel Plan "UATP"	-	-	41	20	41	20
Judicial deposits	-	-	108,184	89,459	108,184	89,459
Subtotal other assets	103,407	59,553	139,874	123,430	243,281	182,983
Total Other Non - Financial Assets	172,056	108,368	141,847	125,432	313,903	233,800

(1) Movement of Contracts assets:

	Initial balance	Activation	Cumulative translation adjustment	Amortization	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to September 30, 2021 (Unaudited)	15,476	39,769	(12,880)	(26,830)	15,535
From October 1 to December 31, 2021 (Unaudited)	15,535	27,878	6,200	(24,533)	25,080
From January 1 to September 30, 2022 (Unaudited)	25,080	117,722	(27,459)	(70,744)	44,599

NOTE 13 - NON-CURRENT ASSETS AND DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Non-current assets and disposal group classified as held for sale at September 30, 2022 and December 31, 2021, are detailed below:

	As of	As of
	September 30,	December 31,
	2022	2021
	ThUS$	ThUS$
Current assets	Unaudited
Aircraft	99,381	99,694
Engines and rotables	35,911	46,724
Other assets	378	374
Total	135,670	146,792

The balances are presented at the lower of book value and fair value less cost to sell. The fair value of these assets was determined based on quoted prices in active markets for similar assets or liabilities. This is a level II measurement as per the fair value hierarchy set out in Note 3.3 (2). There were no transfers between levels for recurring fair value measurements during the year.

Assets reclassified from Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale.

During 2020, eleven Boeing 767 aircraft were transferred from the Property, plant and equipment item, to the Non-current assets item or groups of assets for disposal classified as held for sale. During 2021, the sale of five aircraft were completed. Additionally, during the year 2022, the sale of an aircraft was completed.

During the third quarter of the year 2021, associated with the fleet restructuring plan, there were transferred from the Property, plant and equipment component of spare parts and engines to the Non-current assets or groups of assets for disposal classified as held for sale. Additionally, during the year 2022, some materials and spare parts of this same fleet were transferred to the caption Non-current assets or groups of assets for disposal classified as held for sale.

During 2022, six A320 family aircraft were transferred from the Property, plant and equipment item, to the Non-current assets item or groups of assets for disposal classified as held for sale of which during the year 2022 the sale of an aircraft was completed.

During the year ended December 31, 2021, adjustments were recognized for an expense of US$ 85 million to record these assets at their net realizable value, which were recorded as expenses of restructuring activities. Additionally, during the 2022 period, adjustments were recognized for US$ 25 million expense to record these assets at their net realizable value, and since the fleet restructuring process had already been completed, these adjustments were recorded in the result as part of Other expenses. by function.

The detail of the fleet classified as non-current assets and disposal group classified as held for sale is as follows:

	As of	As of
	September 30,	December 31,
Aircraft	2022	2021
	Unaudited
Boeing 767	5	6
Airbus A320-200	5	-
Total	10	6

NOTE 14 - INVESTMENTS IN SUBSIDIARIES

(a)	Investments in subsidiaries

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.

Detail of significant subsidiaries:

			Ownership
			As of	As of
	Country of	Functional	September 30,	December 31,
Name of significant subsidiary	incorporation	currency	2022	2021
			%	%
			Unaudited

Latam Airlines Perú S.A.	Peru	US$	99.81000	99.81000
Lan Cargo S.A.	Chile	US$	99.89395	99.89395
Lan Argentina S.A. (*)	Argentina	ARS	100.00000	100.00000
Transporte Aéreo S.A.	Chile	US$	100.00000	100.00000
Latam Airlines Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	99.22180	99.20120
TAM S.A.	Brazil	BRL	100.00000	100.00000

(*)	See Note 1

The consolidated subsidiaries do not have significant restrictions for transferring funds to the controlling entity in the normal course of operations, except for those imposed by Chapter 11, on dividend payments prior to the application for protection.

Summary financial information of significant subsidiaries

	Statement of financial position as of September 30, 2022						Income for the period ended September 30, 2022
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income/(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited						Unaudited
Latam Airlines Perú S.A.	528,847	497,145	31,702	476,303	474,309	1,994	902,235	(14,777)
Lan Cargo S.A.	656,962	357,612	299,350	557,250	502,589	54,661	150,860	(84,172)
Lan Argentina S.A.	171,434	168,044	3,390	141,708	100,929	40,779	2,713	(288,649)
Transporte Aéreo S.A.	405,704	118,444	287,260	300,013	267,458	32,555	307,027	(37,002)
Latam Airlines Ecuador S.A.	116,733	113,511	3,222	105,720	88,965	16,755	86,934	(2,373)
Aerovías de Integración Regional, AIRES S.A.	106,336	103,038	3,298	172,794	160,965	11,829	282,511	(82,534)
TAM S.A. (*)	2,986,820	1,545,648	1,441,172	3,906,881	3,027,884	878,997	2,997,406	(282,973)

	Statement of financial position as of December 31, 2021						Income for the period ended September 30, 2021
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income/(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
							Unaudited
Latam Airlines Perú S.A.	484,388	454,266	30,122	417,067	414,997	2,070	332,657	(95,226)
Lan Cargo S.A.	721,484	452,981	268,503	537,180	488,535	48,645	162,570	4,646
Lan Argentina S.A.	162,995	158,008	4,987	119,700	98,316	21,384	(1,334)	(144,901)
Transporte Aéreo S.A.	471,094	184,235	286,859	327,955	275,246	52,709	139,514	(31,708)
Latam Airlines Ecuador S.A.	112,437	108,851	3,586	97,111	80,861	16,250	42,746	(4,624)
Aerovías de Integración Regional, AIRES S.A.	70,490	67,809	2,681	87,749	75,621	12,128	141,507	(36,278)
TAM S.A. (*)	2,608,859	1,262,825	1,346,034	3,257,148	2,410,426	846,722	1,172,151	(566,201)

(*)	Corresponds to consolidated information of TAM S.A. and subsidiaries

(b)	Non-controlling interest

			As of	As of	As of	As of
Equity		Country	September 30,	December 31,	September 30,	December 31,
	Tax No.	of origin	2022	2021	2022	2021
			%	%	ThUS$	ThUS$
			Unaudited		Unaudited

Latam Airlines Perú S.A	Foreign	Peru	0.19000	0.19000	(13,063)	(13,035)
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	1,373	2,481
Americonsult de Guatemala S.A.	Foreign	Guatemala	0.87000	0.87000	3	-
Americonsult S.A. and Subsidiaries	Foreign	Mexico	0.20000	0.20000	(6)	(6)
Americonsult Costa Rica S.A.	Foreign	Costa Rica	0.20000	0.20000	2	2
Linea Aérea Carguera de Colombia S.A.	Foreign	Colombia	9.54000	9.54000	(1,999)	(422)
Aerolíneas Regionales de Integración Aires S.A.	Foreign	Colombia	0.78236	0.79880	(797)	(145)
Transportes Aereos del Mercosur S.A.	Foreign	Paraguay	5.02000	5.02000	1,110	769
					(13,377)	(10,356)

			For the 9 months period ended		For the 9 months period ended		For the 3 months period ended
Incomes		Country	At September 30,		At September 30,		At June 30,
	Tax No.	of origin	2022	2021	2022	2021	2022	2021
			%	%	ThUS$	ThUS$	ThUS$	ThUS$
			Unaudited		Unaudited		Unaudited
Latam Airlines Perú S.A.	Foreign	Peru	0.19000	0.19000	(28)	(6,333)	38	(1,122)
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	(826)	(67)	374	8
Inversora Cordillera S.A. and Subsidiaries	Foreign	Argentina	-	-	(37)	(20)	(15)	(7)
Lan Argentina S.A.	Foreign	Argentina	-	-	(10)	(4)	(4)	-
Americonsult S.A. and Subsidiaries	Foreign	Mexico	0.20000	0.20000	3	-	-	-
Linea Aérea Carguera de Colombia S.A.	Foreign	Colombia	9.54000	9.54000	(1,577)	(962)	(704)	(1,113)
Aerolíneas Regionales de Integración Aires S.A.	Foreign	Colombia	0.78236	0.79880	(652)	(293)	(318)	(41)
Transportes Aereos del Mercosur S.A.(*)	Foreign	Paraguay	5.02000	5.02000	341	(42)	110	(2)
Total					(2,786)	(7,721)	(519)	(2,277)

(*)	See Note 1 letter (b)

NOTE 15 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets		Classes of intangible assets
	(net)		(gross)
	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,
	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited

Airport slots	604,882	587,214	605,407	587,214
Loyalty program	196,671	190,542	196,671	190,542
Computer software	152,794	136,135	512,246	463,478
Developing software	76,823	104,874	76,823	105,673
Trademarks (1)	-	-	37,904	36,723
Other assets	575	127	1,315	1,315
Total	1,031,745	1,018,892	1,430,366	1,384,945

a)	Movement in Intangible assets other than goodwill:

	Computer
	software and	Developing	Airport	Trademarks and loyalty
	others Net	software	slots (2)	program (1) (2)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2021	139,341	68,521	627,742	210,955	1,046,559
Additions	-	51,618	-	-	51,618
Withdrawals	(267)	(425)	-	-	(692)
Transfer software and others	45,576	(45,626)	-	(352)	(402)
Foreign exchange	(2,414)	(232)	(26,279)	(9,333)	(38,258)
Amortization	(33,065)	-	-	(5,785)	(38,850)
Closing balance as of September 30, 2021 (Unaudited)	149,171	73,856	601,463	195,485	1,019,975

Opening balance as of October 1, 2021	149,171	73,856	601,463	195,485	1,019,975
Additions	-	31,180	-	-	31,180
Withdrawals	(8)	(4)	-	-	(12)
Transfer software and others	568	(31)	-	-	537
Foreign exchange	(1,157)	(127)	(14,249)	(4,943)	(20,476)
Amortization	(12,312)	-	-	-	(12,312)
Closing balance as of December 31, 2021	136,262	104,874	587,214	190,542	1,018,892

Opening balance as of January 1, 2022	136,262	104,874	587,214	190,542	1,018,892
Additions	572	33,929	-	-	34,501
Withdrawals	(2,947)	(245)	-	-	(3,192)
Transfer software and others	58,588	(61,375)	-	-	(2,787)
Foreign exchange	2,042	(360)	17,668	6,129	25,479
Amortization	(41,148)	-	-	-	(41,148)
Closing balance as of September 30, 2022 (Unaudited)	153,369	76,823	604,882	196,671	1,031,745

(1)	In 2016, the Company resolved to adopt a unique name and identity, and announced that the group's brand will be LATAM, which united all the companies under a single image.

The estimate of the new useful life is 5 years, equivalent to the period necessary to complete the change of image.

As of September, 30, 2022, the TAM brand is fully amortized.

See Note 2.5

The amortization of each period is recognized in the consolidated income statement in the administrative expenses.

The cumulative amortization of computer programs, brands and other assets as of September 30, 2022, amounts to ThUS $ 398,621 (ThUS $ 366,053 as of December 31, 2021).

b) Impairment Test Intangible Assets with an indefinite useful life

As of September 30, 2022, the Company maintains only the CGU “Air Transport”.

The CGU “Air transport” considers the transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe, Africa and Oceania.

As of September 30, 2022, no indications of impairment have been identified for the Air Transport CGU, which require a new impairment test to be carried out.

The Company reached this conclusion after reviewing the main indicators and background observed as of September 2022.

As of December 31, 2021, in accordance with the accounting policy, the Company performed the annual impairment test.

The recoverable amount of the CGU was determined based on calculations of the value in use. These calculations use projections of 5 years cash flows after taxes from the financial budgets approved by the Administration. Cash flows beyond the budgeted period are extrapolated using growth rates and estimated average volumes, which do not exceed long-term average growth rates.

Management’s cash flow projections included significant judgements and assumptions related to annual revenue growth rates, discount rate, inflation rates, the exchange rate and price of fuel. The annual revenue growth rate is based on past performance and management’s expectations of market development in each of the countries in which it operates. The discount rates used, for the CGU "Air transport", are determined in US dollars, after taxes, and reflect specific risks related to the relevant countries of each of the operations. Inflation rates and exchange rates are based on the data available from the countries and the information provided by the Central Banks of the various countries where it operates, and the price of fuel is determined based on estimated levels of production, the competitive environment of the market in which they operate and their commercial strategy.

The recoverable values were determined using the following assumptions:

CGU
Air transport

Annual growth rate (Terminal)%		1.1 – 2.5
Exchange rate (1)	R$/US$	5.4 – 5.7
Discount rate based on the weighted average
Cost of Capital (WACC)%		8.60 – 10.60
Fuel Price from future prices curves
Commodities markets	US$/barrel	71 – 73

(1)	In line with expectations of the Central Bank of Brazil.

The result of the impairment test, which includes a sensitivity analysis of its main variables, showed that the calculated recoverable values exceed the book value of the cash-generating unit, and therefore no impairment was detected.

The CGU is sensitive to annual growth rates, discounts and exchange rates and fuel price. The sensitivity analysis included the individual impact of changes in critical estimates in determining recoverable amounts, namely:

	Increase	Decrease rate	Increase
	WACC	Terminal growth	fuel price
	Maximum	Minimal	Maximum
	%	%	US$/barrel
Air Transportation CGU	10.6	1.1	100 - 114

In none of the above scenarios an impairment of the cash-generating unit was identified.

NOTE 16 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Accumulated depreciation		Net Book Value
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2022	2021	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
a) Property, plant and equipment
Construction in progress (1)	425,868	473,797	-	-	425,868	473,797
Land	43,770	43,276	-	-	43,770	43,276
Buildings	123,286	121,972	(53,740)	(61,521)	69,546	60,451
Plant and equipment	11,279,685	11,024,722	(4,774,751)	(4,462,706)	6,504,934	6,562,016
Own aircraft (3) (4)	10,579,315	10,377,850	(4,528,259)	(4,237,585)	6,051,056	6,140,265
Other (2)	700,370	646,872	(246,492)	(225,121)	453,878	421,751
Machinery	26,321	25,764	(24,588)	(23,501)	1,733	2,263
Information technology equipment	150,754	146,986	(133,940)	(130,150)	16,814	16,836
Fixed installations and accessories	150,301	147,402	(114,824)	(108,661)	35,477	38,741
Motor vehicles	50,806	49,186	(45,645)	(44,423)	5,161	4,763
Leasehold improvements	185,847	248,733	(40,883)	(115,758)	144,964	132,975
Subtotal Properties, plant and equipment	12,436,638	12,281,838	(5,188,371)	(4,946,720)	7,248,267	7,335,118
b) Right of use
Aircraft (3)	5,456,968	5,211,153	(3,312,043)	(3,109,411)	2,144,925	2,101,742
Other assets	240,089	243,014	(179,101)	(190,007)	60,988	53,007
Subtotal Right of use	5,697,057	5,454,167	(3,491,144)	(3,299,418)	2,205,913	2,154,749
Total	18,133,695	17,736,005	(8,679,515)	(8,246,138)	9,454,180	9,489,867

(1)	As of September 30, 2022, includes advances paid to aircraft manufacturers for ThUS$ 376,395 (ThUS$ 368,625 as of December 31, 2021)
(2)	Consider mainly rotables and tools.
(3)	Given the Chapter 11 Procedure, during 2021, 13 aircraft were rejected, of which 4 belong to Property, plant and equipment, (4 A350) and 9 belong to Assets by right of use, (2 A320, 7 A350).
(4)	During the nine month of 2022, six A320 family aircraft were classified under Non-current assets item or groups of assets for disposal classified as held for sale of which during the year 2022 the sale of an aircraft was completed.

Movement in the different categories of Property, plant and equipment:

					Information	Fixed			Property,
				Plant and	technology	installations	Motor	Leasehold	Plant and
	Construction		Buildings	equipment	equipment	& accessories	vehicles	improvements	equipment
	in progress	Land	net	net	net	net	net	net	net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2021	377,961	42,979	65,207	7,698,969	14,831	49,199	396	74,408	8,323,950
Additions	75,772	-	92	362,130	2,392	5	17	4,822	445,230
Disposals	-	-	-	(6)	-	(66)	(4)	-	(76)
Rejection fleet (*)	-	-	-	(469,878)	-	-	-	(46,816)	(516,694)
Retirements	-	-	-	(35,369)	(8)	(77)	-	-	(35,454)
Depreciation expenses	-	-	(3,387)	(469,735)	(3,421)	(6,302)	(47)	(9,446)	(492,338)
Foreign exchange	(1,226)	(820)	(477)	(13,579)	(344)	(1,948)	(19)	(10,128)	(28,541)
Other increases (decreases) (**)	(152)	-	-	(163,778)	991	1,536	-	23,539	(37,864)
Changes, total	74,394	(820)	(3,772)	(790,215)	(390)	(6,852)	(53)	61,971	(665,737)
Closing balance as of September 30, 2021 (Unaudited)	452,355	42,159	61,435	6,908,754	14,441	42,347	343	136,379	7,658,213
Opening balance as of October 1, 2021	452,355	42,159	61,435	6,908,754	14,441	42,347	343	136,379	7,658,213

Additions	8,620	1,550	-	200,893	4,063	1	-	1,721	216,848
Disposals	-	-	-	(163)	(26)	(243)	(13)	-	(445)
Retirements	(279)	-	-	(9,315)	(204)	(1,808)	-	(26)	(11,632)
Depreciation expenses	-	-	(687)	(150,614)	(924)	(2,002)	(14)	(2,203)	(156,444)
Foreing exchange	(494)	(433)	(356)	(5,620)	(60)	196	8	(2,946)	(9,705)
Other increases (decreases) (**)	13,595	-	59	(375,218)	(454)	250	1	50	(361,717)
Changes, total	21,442	1,117	(984)	(340,037)	2,395	(3,606)	(18)	(3,404)	(323,095)
Closing balance as of December 31, 2021	473,797	43,276	60,451	6,568,717	16,836	38,741	325	132,975	7,335,118
Opening balance as of January 1, 2022	473,797	43,276	60,451	6,568,717	16,836	38,741	325	132,975	7,335,118

Additions	10,755	-	-	495,737	5,410	113	161	13,091	525,267
Disposals	-	-	-	(4,142)	(2)	(264)	(3)	-	(4,411)
Retirements	(75)	-	-	(18,330)	(23)	(826)	-	(290)	(19,544)
Depreciation expenses	-	-	(2,272)	(481,329)	(4,237)	(5,913)	(40)	(9,706)	(503,497)
Foreign exchange	(2,769)	493	453	2,531	(262)	1,668	(28)	2,831	4,917
Other increases (decreases)	(55,840)	1	10,914	(51,699)	(908)	1,958	(72)	6,063	(89,583)
Changes, total	(47,929)	494	9,095	(57,232)	(22)	(3,264)	18	11,989	(86,851)
Closing balance as of September 30, 2022 (Unaudited)	425,868	43,770	69,546	6,511,485	16,814	35,477	343	144,964	7,248,267

(*)	Include aircraft lease rejection due to Chapter 11.
(**)	As of December 31, 2021, it includes the lease contract amendment of two B787 aircraft ThUS$ (397,569) and six A320N aircraft ThUS$ (284,952).

(a)	Right of use assets:

			Net right
			of use
	Aircraft	Others	assets
	ThUS $	ThUS $	ThUS $

Opening balances as of January 1, 2021	2,338,042	68,277	2,406,319

Additions	456,747	762	457,509
Fleet rejection (*)	(573,047)	(4,577)	(577,624)
Depreciation expense	(244,583)	(15,974)	(260,557)
Cumulative translate adjustment	(370)	(1,279)	(1,649)
Other increases (decreases)	(78,709)	15,678	(63,031)
Total changes	(439,962)	(5,390)	(445,352)
Final balances as of September 30, 2021 (Unaudited)	1,898,080	62,887	1,960,967
Opening balances as of October 1, 2021	1,898,080	62,887	1,960,967

Additions	81,248	644	81,892
Depreciation expense	(73,033)	(623)	(73,656)
Cumulative translate adjustment	(204)	(654)	(858)
Other increases (decreases) **	195,651	(9,247)	186,404
Total changes	203,662	(9,880)	193,782
Final balances as of December 31, 2021	2,101,742	53,007	2,154,749
Opening balances as of January 1, 2022	2,101,742	53,007	2,154,749

Additions	251,479	10,449	261,928
Depreciation expense	(202,383)	(12,210)	(214,593)
Cumulative translate adjustment	873	502	1,375
Other increases (decreases)	(6,786)	9,240	2,454

Total changes	43,183	7,981	51,164
Final balances as of September 30, 2022 (Unaudited)	2,144,925	60,988	2,205,913

(*)	Include aircraft lease rejection due to Chapter 11.

(**)	Include the amendment of 92 aircraft lease contract (1 A319, 37 A320, 12 A320N, 19 A321, 1 B767, 6 B777 and 16 B787)

(b)	Composition of the fleet

		Aircraft included			Aircraft included
		in Property,			as Rights			Total
		plant and equipment			of use assets			fleet
		As of	As of		As of		As of	As of	As of
Aircraft	Model	September 30,	December 31,		September 30,		December 31,	September 30,	December 31,
		2022	2021		2022		2021	2022	2021
		Unaudited			Unaudited			Unaudited
Boeing 767	300ER	13	16		-		-	13	16
Boeing 767	300F	15	12	(1)	1		1	16	13	(1)
Boeing 777	300ER	4	4		6		6	10	10
Boeing 787	800	4	4		6		6	10	10
Boeing 787	900	2	2		18		15	20	17
Airbus A319	100	40	37		1		7	41	44
Airbus A320	200	88	94		40	(2)	39	128	133
Airbus A320	NEO	1	-		13		12	14	12
Airbus A321	200	19	18		30		31	49	49

Total		186	187		115		117	301	304

(1)	One aircraft leased to Aerotransportes Mas de Carga S.A. de C.V.
(2)	An aircraft with a short-term operating lease is not considered value for right of use.

(d)	Method used for the depreciation of Property, plant and equipment:

	Method	Useful life (years)
		minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the
	short-haul fleet and 36% in the long-haul fleet. (*)	5	30
Information technology
equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	8
Assets for rights of use	Straight line without residual value	1	25

(*)	Except in the case of the Boeing 767 300ER and Boeing 767 300F fleets that consider a lower residual value, due to the extension of their useful life to 22 and 30 years respectively. Additionally, certain technical components are depreciated based on cycles and hours flown.

(e)	Additional information regarding Property, plant and equipment:

(i)	Property, plant and equipment pledged as guarantee:

Description of Property, plant and equipment pledged as guarantee:

				As of		As of
				September 30,		December 31,
				2022		2021
	Creditor	Committed		Existing	Book	Existing	Book
Guarantee agent (1)	company	Assets	Fleet	Debt	Value	Debt	Value
				ThUS$	ThUS$	ThUS$	ThUS$
				Unaudited
Wilmington	MUFG	Aircraft and engines	Airbus A319	48,555	239,106	58,611	259,036
Trust Company			Airbus A320	42,326	214,112	51,543	227,604
			Boeing 767	38,481	160,574	46,779	168,315
			Boeing 777	143,128	134,155	144,358	141,620

Credit Agricole	Credit Agricole	Aircraft and engines	Airbus A319	1,073	5,668	1,073	6,419
			Airbus A320	139,192	109,340	139,192	117,130
			Airbus A321 / A350	30,733	19,944	30,733	27,427
			Boeing 767	10,404	30,784	10,404	30,958
			Boeing 787	91,797	34,922	91,797	38,551

Bank Of Utah	BNP Paribas	Aircraft and engines	Boeing 787	186,378	223,840	198,475	233,501

Citibank N.A.	Citibank N.A.	Aircraft and engines	Airbus A319	27,936	43,577	27,936	45,849
			Airbus A320	128,030	164,453	128,030	181,224
			Airbus A321	41,599	67,924	41,599	75,092
			Airbus A350	15,960	15,000	15,960	26,507
			Airbus B767	90,846	167,043	90,846	181,246
			Airbus B787	23,156	16,063	23,156	17,036
			Rotables	162,477	134,846	162,477	134,846

UMB Bank	MUFG	Aircraft and engines	Airbus A320	-	-	166,712	258,875
Total direct guarantee				1,222,071	1,781,351	1,429,681	2,171,236

(1)	For the syndicated loans, the Guarantee Agent represent different creditors.

The amounts of the current debt are presented at their nominal value. The net book value corresponds to the assets granted as collateral.

Additionally, there are indirect guarantees associated with assets registered in properties, plants and equipment whose total debt as of September 30, 2022, amounts to ThUS$ 1,225,158 (ThUS$ 1,200,382 as of December 31, 2021). The book value of the assets with indirect guarantees as of June 30, 2022, amounts to ThUS$ 2,768,961 (ThUS$ 2,884,563 as of December 31, 2021).

As of December 31, 2021, given Chapter 11, four aircraft corresponding to Property, plant and equipment were rejected, of which four had direct guarantees and one indirect guarantee.

As of September 30, 2022, the Company keeps valid letters of credit related to assets by right of use according to the following detail:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	date
GE Capital Aviation Services Ltd.	Latam Airlines Group S.A.	Three letters of credit	12,198	Dec 6, 2022
Merlin Aviation Leasing (Ireland) 18 Limited	Tam Linhas Aéreas S.A.	Two letters of credit	3,852	Mar 15, 2023
RB Comercial Properties 49
Empreendimentos Imobiliarios LTDA	Tam Linhas Aéreas S.A.	One letter of credit	27,091	Apr 20, 2023
			43,141

(ii)	Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of	As of
	September 30,	December 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited

Gross book value of fully depreciated property, plant and equipment still in use	227,670	223,608
Commitments for the acquisition of aircraft (*)	13,855,000	10,800,000

(*)	According to the manufacturer’s price list.

Purchase commitment of aircraft

Manufacturer	2022-2028	Total
	Unaudited
Airbus S.A.S.	86	86
A320-NEO Family	86	86
The Boeing Company	2	2
Boeing 787-9	2	2
Total	88	88

As of September 30, 2022, as a result of the different aircraft purchase contracts signed with Airbus SAS, 86 Airbus A320 family aircraft remain to be received with deliveries between 2022 and 2029. The approximate amount, according to the manufacturer's list prices, is ThUS $ 13,255,000.

As of September 30, 2022, as a result of the different aircraft purchase contracts signed with The Boeing Company, 2 Boeing 787 Dreamliner aircraft remain to be received with delivery dates between 2023. The approximate amount, according to list prices from the manufacturer, is ThUS $ 600,000.

As of September 30, 2022, as a result of the different aircraft operating lease agreements signed with AerCap Holdings N.V., 8 Airbus aircraft of the A320 family remain to be received with deliveries between 2023 and 2024.

As of September 30, 2022, as a result of the different aircraft operating lease contracts signed with ORIX Aviation Systems Ltd., one Boeing aircraft of the B787 Dreamliner family remain to be received with a delivery date of 2022.

As of September 30, 2022, as a result of the different aircraft operating lease contracts signed with Air Lease Corporation, 2 Airbus A320 family aircraft remain to be received with deliveries between 2023 and 2024.

As of September 30, 2022, as a result of the different aircraft operating lease contracts signed with Avolon Aerospace Leasing Limited, 3 Airbus A320 family aircraft remain to be received with deliveries between 2023 and 2024.

As of September 30, 2022, as a result of the different aircraft operating lease contracts signed with Avolon CDB Aviation, one Airbus A320 family aircraft remain to be received with a delivery date of 2023.

As of September 30, 2022, as a result of the different aircraft operating lease contracts signed with Air Lease Corporation, 5 Airbus A321XLR family aircraft remain to be received with deliveries between 2025 and 2026.

The delivery dates of some of these aircraft could be modified as a result of the continuous discussions with suppliers in the context of the current situation of the company.

(iii)	Capitalized interest costs with respect to Property, plant and equipment.

		For the period ended
		September 30,
		2022	2021
		Unaudited
Average rate of capitalization of capitalized interest costs	%	6.79	4.49
Costs of capitalized interest	ThUS$	11,162	6,436

(f)	Assumption, Amendment & Rejection of Executory Contracts & Leases

On June 28, 2020, the Bankruptcy Court authorized the Debtors to establish procedures for the rejection of certain executory contracts and unexpired leases and on September 24, 2020, the Bankruptcy Court authorized the Debtors to establish procedures for the rejection of certain unexpired aircraft lease agreements, aircraft engine agreements and the abandonment of certain related assets. In accordance with these rejection procedures, the Bankruptcy Code and the Bankruptcy Rules the Debtors have or will reject certain contracts and leases (see notes 18 and 26). Relatedly, the Bankruptcy Court approved the Debtors’ request to extend the date by which the Debtors may assume or reject unexpired non-residential, real property leases until December 22, 2020. Pursuant to the Disclosure Statement Order, the Debtors have until the Effective Date of the Plan (as defined in the Plan) to assume or reject executory contracts and unexpired leases.

Further, the Debtors have filed motions to reject certain aircraft and engine leases and related agreements:

Bankruptcy Court approval date:	Asset rejected:
January 29, 2021	(i) 2 Airbus A320-family aircraft
April 23, 2021	(i) 1 Airbus A350-941 aircraft
May 14, 2021	(i) 6 Airbus A350 aircraft
June 17, 2021	(i) 1 Airbus A350-941 aircraft
June 24, 2021	(i) 3 Airbus A350-941 aircraft
November 3, 2021	(i) 1 Rolls-Royce Trent XWB-84K engine; (ii) 1 Rolls-Royce International Aero Engine AG V2527M-A5;
January 5, 2022	(i) General Terms Agreement between Rolls-Royce PLC and Rolls-Royce Totalcare Services Limited and TAM Linhas Aereas S.A.;
March 22, 2022	(i) 1 International Aero Engines AG V2527-A5 engine; and
May 18, 2022	(i) Framework Deed Relating to the purchase and leaseback of ten used Airbus A330-200 aircraft, nine new Airbus A350-900 aircraft, four new Boeing 787-9 aircraft and two new Boeing 787-8 aircraft.

As of September 30, 2022, and as a result of these contract rejections, performance obligations with the lenders and lessors were extinguished and the Company lost control over the related assets resulting in the derecognition of the assets and the liabilities associated with these aircraft. See note 18 and 26.

The Debtors also have filed or will file motions to enter into certain new aircraft lease agreements, including:

Bankruptcy Court Approval Date:	Counterparty / Aircraft
March 8, 2021	Vermillion Aviation (nine) Limited, Aircraft MSNs 4860 and 4827
April 12, 2021	Wilmington Trust Company, Solely in its Capacity as Trustee, Aircraft MSNs 6698, 6780, 6797, 6798, 6894, 6895, 6899, 6949, 7005, 7036, 7081
May 30, 2021	UMB Bank N.A., Solely in its Capacity as Trustee, Aircraft MSNs 38459, 38478, 38479, 38461
August 31, 2021	(i) Avolon Aerospace Leasing Limited or its Affiliates, Aircraft MSNs 38891, 38893, 38895
(ii) Sky Aero Management Ltd. Ten Airbus A320neo
February 23, 2022	Vmo Aircraft Leasing, Two Boeing 787-9
March 17, 2022	Avolon Aerospace Leasing Limited, Two Airbus A321neo
March 17, 2022	Air Lease Corporation, Three Airbus A321NX
March 17, 2022	AerCap Ireland, Two Airbus A321-200NEO
March 18, 2022	CDB Aviation Lease Finance DAC, Two Airbus A321NX
April 14, 2022	Macquarie Aircraft Leasing Services (Ireland) Ltd., One Airbus A320-233
June 29, 2022	UK Export Finance, Four Boeing 787-9
August 12, 2022	Air Lease Corporation, Three Airbus A321XLR
September 8, 2022	Air Lease Corporation, Two Airbus A321XLR

In addition, the Debtors also have filed motions to enter into certain aircraft lease amendment agreements which have the effect of, among other things, reducing the Debtors’ rental payment obligations and extension on the lease term. Certain amendments also involved updates to related financing arrangements. These amendments include:

Bankruptcy Court Approval Date:	Amended Lease Agreement/Counterparty
April 14, 2021	(1) Bank of Utah
(2) AWAS 5234 Trust
(3) Sapucaia Leasing Limited, PK Airfinance US, LLC and PK Air 1 LP
April 15, 2021	Aviator IV 3058, Limited
April 27, 2021	Bank of America Leasing Ireland Co.,
May 4, 2021	(1) NBB Grosbeak Co., Ltd, NBB Cuckoo Co., Ltd., NBB-6658 Lease Partnership, NBB-6670 Lease Partnership and NBB Redstart Co. Ltd.
(2) Sky High XXIV Leasing Company Limited and Sky High XXV Leasing Company Limited
(3) SMBC Aviation Capital Limited
May 5, 2021	(1) JSA International US Holdings LLC and Wells Fargo Trust Company N.A.
(2) Orix Aviation Systems Limited
May 27, 2021	(1) Shenton Aircraft Leasing 3 (Ireland) Limited.
(2) Chishima Real Estate Company, Limited and PAAL Aquila Company Limited
May 28, 2021	MAF Aviation 1 Designated Activity Company
May 30, 2021	(1) IC Airlease One Limited
(2) UMB Bank, National Association, Macquarie Aerospace Finance 5125-2 Trust and Macquarie Aerospace Finance 5178 Limited
(3) Wilmington Trust SP Services (Dublin) Limited
(4) Aercap Holdings N.V.
(5) Banc of America Leasing Ireland Co.
(6) Castlelake L.P.
July 1, 2021	EX-IM Fleet
July 8, 2021	Greylag Goose Leasing 38887 Designated Activity Company
July 15, 2021	(1) ECAF I 40589 DAC (2) Wells Fargo Company, National Associates, as Owner Trustee (3) Orix Aviation Systems Limited (4) Wells Fargo Trust Company, N.A.
July 20, 2021

(1) Avolon AOE 62 Limited

(2) Avolon Aerospace (Ireland) AOE 99 Limited, Avolon Aerospace (Ireland) AOE 100 Limited, Avolon Aerospace (Ireland) AOE 101 Limited, Avolon Aerospace (Ireland) AOE 102 Limited, Avolon Aerospace (Ireland) AOE 103 Limited, Avolon Aerospace AOE 130 Limited, Avolon Aerospace AOE 134 Limited

July 27, 2021	(1) Merlin Aviation Leasing (Ireland) 18 Limited (2) JSA International U.S. Holdings, LLC
August 30, 2021

(1) Yamasa Sangyo Aircraft LA1 Kumiai and Yamasa Sangyo Aircraft LA2 Kumiai

(2) Dia Patagonia Ltd. and DIa Iguazu Ltd.

Condor Leasing Co., Ltd., FC Initial Leasing Ltd., Alma Leasing Co., Ltd., and FI Timothy Leasing Ltd.

(3) Platero Fleet

(4) SL Alcyone Ltd.

(5) NBB Crow Co., Ltd.

(6) NBB Sao Paulo Lease Co., Ltd., NBB Rio Janeiro Lease Co., Ltd. And NBB Brasilia Lease LLC

(7) Gallo Finance Limited

(8) Orix Aviation Systems Limited

The lease amendment agreements were accounted as lease modifications (see note 18).

In relation to several of these lease amendment agreements, the Debtors have entered or will enter into claims settlement stipulations for prepetition amounts due upon assumption of those agreements.

NOTE 17 - CURRENT AND DEFERRED TAXES

In the period ended September 30, 2022, the income tax provision was calculated for such period, applying the partially semi-integrated taxation system and a tax rate of 27%, in accordance with the Law No. 21,210, which modernizes the Tax Legislation, published in the Journal of the Republic of Chile, dated February 24, 2020.

The net result for deferred tax corresponds to the variation of the year, of the assets and liabilities for deferred taxes generated by temporary differences and tax losses.

For the permanent differences that give rise to a book value of assets and liabilities other than their tax value, no deferred tax has been recorded since they are caused by transactions that are recorded in the financial statements and that will have no effect on spending tax for income tax.

(a)	Current taxes

(a.1)	The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2022	2021	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provisional monthly payments (advances)	51,380	32,086	-	-	51,380	32,086
Other recoverable credits	6,692	9,178	-	-	6,692	9,178
Total current tax assets	58,072	41,264	-	-	58,072	41,264

(a.2)	The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2022	2021	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Income tax provision	3,637	675	-	-	3,637	675
Total current tax liabilities	3,637	675	-	-	3,637	675

(b)	Deferred taxes

The balances of deferred tax are the following:

	Assets		Liabilities
	As of	As of	As of	As of
Concept	September 30,	December 31,	September 30,	December 31,
	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited

Properties, Plants and equipment	(996,226)	(1,128,225)	81,816	80,468
Assets by right of use	767,411	715,440	(61)	(68)
Amortization	(49,035)	(44,605)	10	10
Provisions	42,196	111,468	77,404	74,047
Revaluation of financial instruments	(14,460)	(16,575)	-	-
Tax losses	280,610	358,284	(103,711)	(87,378)
Intangibles	-	-	261,270	254,155
Other	18,268	19,503	18,547	19,777
Total	48,764	15,290	335,275	341,011

The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities

(b.1)	From January 1 to September 30, 2021 (Unaudited)

	Opening	Recognized in	Recognized in	Exchange	Ending
	balance	consolidated	comprehensive	rate	balance
	Assets/(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,396,337)	150,205	-	-	(1,246,132)
Assets for right of use	229,255	36,240	-	-	265,495
Amortization	(65,148)	20,678	-	-	(44,470)
Provisions	144,030	(79,604)	(2,767)	-	61,659
Revaluation of financial instruments	(18,133)	1,783	161	-	(16,189)
Tax losses (*)	1,557,737	589,859	-	-	2,147,596
Intangibles	(270,681)	(3,706)	-	11,910	(262,477)
Others	(187)	(33)	-	-	(220)
Total	180,536	715,422	(2,606)	11,910	905,262

(b.2)	From October 1 to December 31, 2021 (Unaudited)

	Opening balance	Recognized in consolidated	Recognized in comprehensive	Exchange rate	Ending balance
	Assets/(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,246,132)	37,439	-	-	(1,208,693)
Assets for right of use	265,495	450,013	-	-	715,508
Amortization	(44,470)	(145)	-	-	(44,615)
Provisions	61,659	(24,222)	(16)	-	37,421
Revaluation of financial instruments	(16,189)	(167)	(219)	-	(16,575)
Tax losses (*)	2,147,596	(1,701,934)	-	-	445,662
Intangibles	(262,477)	2,312	-	6,010	(254,155)
Others	(220)	(54)	-	-	(274)
Total	905,262	(1,236,758)	(235)	6,010	(325,721)

(b.3)	From January 1 to September 30, 2022 (Unaudited)

	Opening balance	Recognized in consolidated	Recognized in comprehensive	Exchange rate	Ending balance
	Assets/(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,208,693)	130,651	-	-	(1,078,042)
Assets for right of use	715,508	51,964	-	-	767,472
Amortization	(44,615)	(4,430)	-	-	(49,045)
Provisions	37,421	(72,956)	327	-	(35,208)
Revaluation of financial instruments	(16,575)	2,224	(109)	-	(14,460)
Tax losses (*)	445,662	(61,341)	-	-	384,321
Intangibles	(254,155)	1,575	-	(8,690)	(261,270)
Others	(274)	(5)	-	-	(279)
Total	(325,721)	47,682	218	(8,690)	(286,511)

Unrecognized deferred tax assets:

Deferred tax assets are recognized to the extent that it is probable that the corresponding tax benefit will be realized in the future. In total the company has not recognized deferred tax assets for ThUS$ 3,040,224 at September 30, 2022 (ThUS$ 2,638,473 as of December 31, 2021) which include deferred tax assets related to negative tax results of ThUS$ 9,982,236 at September 30, 2022 (ThUS$ 9,030,059 at December 31, 2021).

(*) As stated in note 2c), on November 26th, 2021 the Company filed a Reorganization Plan and Disclosure Statement in which, among other ítems, financial forecasts are included together with the proposed issuance of new shares and convertible bonds. With the referred information, the Company management updated its analysis on the recoverability of deferred tax assets and determined that during the time covered by the financial forecast it will not be probable that part of such deferred tax assets may offset future taxable profits. Therefore, the Company during the fourth quarter of 2021 derecognized deferred tax assets not considered recoverable in the amount of THUS$1,251,912.

Deferred tax expense and current income/(loss) taxes:

	For the 9 months period ended		For the 3 months period ended
	September 30,		September 30,
	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Current tax expense
Current tax expense	40,503	(52,110)	54,856	(43,008)
Adjustment to previous period’s current tax	-	-	-	-
Total current tax expense, net	40,503	(52,110)	54,856	(43,008)

Deferred tax expense
Deferred expense for taxes related to the creation and reversal of temporary differences	47,682	715,422	24,396	134,002
Total deferred tax expense, net	47,682	715,422	24,396	134,002
Income tax (expense) benefit	88,185	663,312	79,252	90,994

Composition of income/(loss) tax expense:

	For the 9 months period ended		For the 3 months period ended
	September 30,		September 30,
	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Current tax expense, net, foreign	13,197	(15,043)	19,271	(6,157)
Current tax expense, net, Chile	27,306	(37,067)	35,585	(36,851)
Total current tax expense, net	40,503	(52,110)	54,856	(43,008)

Deferred tax expense, net, foreign	3,839	(1,246)	4,800	(1,604)
Deferred tax expense, net, Chile	43,843	716,668	19,596	135,606
Deferred tax expense, net, total	47,682	715,422	24,396	134,002
Income tax (expense) benefit	88,185	663,312	79,252	90,994

Income before tax from the Chilean legal tax rate (27% as of September 30, 2022 and 2021)

	For the period ended		For the period ended
	September 30,		September 30,
	2022	2021	2022	2021
	ThUS$	ThUS$	%	%
	Unaudited

Income tax benefit/(expense) using the legal tax rate	348,357	692,122	(27.00)	(27.00)

Tax effect by change in tax rate	9,570	-	(0.74)	-
Tax effect of rates in other jurisdictions	23,338	42,596	(1.81)	(1.66)
Tax effect of non-taxable operating revenues	38,871	1,864	(3.01)	(0.07)
Tax effect of disallowable expenses	(27,166)	(27,688)	2.11	1.08
Other increases (decreases):
Derecognition of deferred tax liabilities for early termination of aircraft financing	75,178	173,143	(5.83)	(6.75)
Deferred tax asset not recognized	(390,813)	(232,797)	30.29	9.08
Other increases (decreases)	10,850	14,072	(0.84)	(0.56)
Total adjustments to tax expense using the legal rate	(260,172)	(28,810)	20.17	1.12
Income tax benefit/(expense) using the effective rate	88,185	663,312	(6.83)	(25.88)

Deferred taxes related to items charged to equity:

	For the 9 months period ended		For the 3 months period ended
	September 30,		September 30,
	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Aggregate deferred taxation of components of other comprehensive income	218	(2,606)	211	(114)

NOTE 18 - OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities is as follows:

	As of	As of
	September 30,	December 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited
Current
(a) Interest bearing loans	5,016,441	3,869,040
(b) Lease Liability	522,034	578,740
(c) Hedge derivatives	-	2,734
(d) Derivative non classified as hedge accounting	263	2,937
Total current	5,538,738	4,453,451

Non-current
(a) Interest bearing loans	3,477,555	3,566,804
(b) Lease Liability	2,646,071	2,381,898
Total non-current	6,123,626	5,948,702

(a)	Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of	As of
	September 30,	December 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited
Current
Loans to exporters	161,447	159,161
Bank loans	484,173	415,087
Guaranteed obligations (5)(6)	15,974	75,593
Other guaranteed obligations (1)(3)(8)(9)	3,613,327	2,546,461
Subtotal bank loans	4,274,921	3,196,302

Obligation with the public	488,272	396,345
Financial leases (4)(5)(6)(7)	171,989	199,885
Other loans	81,259	76,508
Total current (2)	5,016,441	3,869,040

Non-current
Bank loans	97,558	106,751
Guaranteed obligations (5)(6)	312,171	434,942
Other guaranteed obligations	153,784	178,961
Subtotal bank loans	563,513	720,654
Obligation with the public	1,847,291	1,856,853
Financial leases (4)(5)(6)(7)	1,066,751	989,297
Total non-current (2)	3,477,555	3,566,804
Total obligations with financial institutions (2)	8,493,996	7,435,844

(1) During March and April 2020, LATAM Airlines Group S.A. it drew down the entire (US$ 600 million) of the committed credit line “Revolving Credit Facility (RCF)”. The line is guaranteed with collateral made up of aircraft, engines and spare parts, which remains fully withdrawn at the end of the period.

(2) On May 26, 2020, LATAM Airlines Group S.A. and its subsidiaries in Chile, Peru, Colombia and Ecuador availed themselves, in court for the southern district of New York, to the protection of Chapter 11 of the bankruptcy law of the United States. Under Section 362 of the Bankruptcy Code. The same happened for TAM LINHAS AÉREAS S.A and certain subsidiaries (all LATAM subsidiary in Brazil), on July 9, 2020. Having filed for Chapter 11 automatically suspends most actions against LATAM and its subsidiaries, including most actions to collect financial obligations incurred before the date of receipt of Chapter 11 or to exercise control over the property of LATAM and its subsidiaries. Consequently, although the bankruptcy filing may have led to breaches of some of the obligations of LATAM and its subsidiaries, the counterparties cannot take any action as a result of said breaches.

At the end of the period, Chapter 11 retains most of the actions on the debtors so the repayment of the debt is not accelerated. The Group continues to present its financial information as of September 30, 2022, including its interest bearing loan and leases, in accordance with the originally agreed conditions, pending future agreements that it may reach with its creditors under Chapter 11. For those agreements that have already been modified or extinguished, the financial information has been properly presented according to the new contracts' terms and conditions.

(3) On September 29, 2020, LATAM Airlines Group S.A. entered into a ThUS$ 2,450 Debtor-in-Possession financing (the “DIP Financing”), consisting of a ThUS$ 1,300 Tranche A Facility and a ThUS$1,150 Tranche C Facility, of which ThUS$ 750 are committed by related parties. The obligations under the DIP Financing are secured by collateral consisting of certain assets of LATAM and certain of its subsidiaries, including, but not limited to, equity, certain engines and spare parts.

On October 8, 2020, LATAM made a partial withdrawal for MUS$ 1,150 from Tranche A and Tranche C, and then, on or around June 22, 2021, LATAM made an additional withdrawal for MUS$ 500 from Tranche A and Tranche C.

On October 18, 2021, LATAM Airlines Group S.A. obtained court approval for a Tranche B (“Tranche B”) of the Debtor-in-Possession (“DIP”) Financing for up to a total of US$ 750 million. The obligations of this Tranche B, like the previous tranches, are guaranteed with the same guarantees granted by LATAM and its subsidiaries subject to the Chapter 11 Procedure, without limitation, pledges on shares, certain engines and spare parts. The following turns of the DIP must be made to Tranche B until the proportion turned of the latter is equal to that of the previous tranches. Once this ratio is equal, spins are pro-rata.

On November 10, 2021, the company made a partial transfer for MUS$ 200 from Tranche B and later on December 28, 2021, LATAM made a new transfer for MUS$ 100. After these transfers, LATAM still It has ThUS$1,250 of line available for future transfers.

On March 14, 2022, LATAM made a transfer for MUS$ 38.6 from Tranche A, MUS$ 227.3 from Tranche B and MUS$ 34.1 from Tranche C.

The DIP has an expiration date of April 8, 2022, subject to a potential extension, at LATAM's decision, for an additional 60 days in the event that LATAM's reorganization plan has been confirmed by a United States Court order. for the Southern District of New York, but the plan is not withdrawn.

(4) On March 31, 2021, the United States Court for the Southern District of New York approved and, subsequently, on April 13, 2021, issued an order approving the motion presented by the Company to extend certain leases of 3 aircraft.

(5) On June 17, 2021, the United States Court for the Southern District of New York approved the motion presented by the Company to reject the lease of an aircraft financed under a financial lease in the amount of ThUS $ 130.7.

(6) On June 30, 2021, the United States Court for the Southern District of New York approved the motion filed by the Company to reject the lease contract for 3 aircraft financed under a financial lease in the amount of ThUS$ 307.4.

(7) On November 1, 2021, the United States Court for the Southern District of New York approved the motion filed by the Company to reject the lease contract for 1 engine financed under a financial lease in the amount of ThUS$ 19.5.

(8) On February 17, 2022, LATAM submitted an initial proposal (the “Consolidated and Modified Initial DIP Financing Proposal”) of a consolidated and modified text of the contract called Super-Priority Debtor-In-Possession Term Loan Agreement before the Court of Bankruptcies of the Southern District of New York.

(9) On March 14, 2022, the Board of Directors of the Company unanimously of the independent directors, agreed to approve the New Consolidated and Modified DIP Financing Proposal, subject to the approval of the Court. On March 14, 2022, a new consolidated and modified text of the Existing DIP Credit Agreement was presented to the Court for its approval (the “New Consolidated and Modified DIP Credit Agreement”). The New Consolidated and Modified DIP Credit Agreement (i) fully refinances and replaces Tranches A, B and C existing in the Existing DIP Credit Agreement; (ii) contemplates an expiration date in accordance with the calendar that the Debtors anticipate to emerge from the Chapter 11 Procedure; and (iii) includes certain reductions in fees and interest compared to the Existing DIP Credit Agreement and the Consolidated and Amended DIP Initial Financing Proposal.

On April 8, 2022, a consolidated and modified text (the "Reconsolidated and Modified DIP Credit Agreement") of the Existing DIP Credit Agreement was signed, which modifies and recasts said agreement and repays the pending payment obligations under it. (that is, under its Tranches A, B and C). The total amount of the Consolidated and Modified DIP Credit Agreement is US$3.7 billion. The Revised and Amended DIP Credit Agreement (i) includes certain reductions in fees and interest compared to the Existing DIP Credit Agreement; and (ii) contemplates an expiration date in accordance with the calendar that LATAM foresees to emerge from the Chapter 11 Procedure. Regarding the latter, the scheduled expiration date of the Consolidated and Modified DIP Credit Agreement is August 8, 2022, subject to possible extensions that, in certain cases, can even reach November 30, 2022.

Likewise, on April 8, 2022, the initial disbursement took place under the Consolidated and Modified DIP Credit Agreement for the amount of US$ 2,750 million. On April 28, 2022, an amendment to said contract was signed, extending the expiration date from August 8, 2022 to October 14, 2022.

Balances by currency of interest bearing loans are as follows:

	As of	As of
	September 30,	December 31,
Currency	2022	2021
	ThUS$	ThUS$
	Unaudited
Brazilian real	407,801	338,953
Chilean peso (U.F.)	643,182	639,710
US Dollar	7,443,013	6,457,181
Total	8,493,996	7,435,844

Interest -bearing loans due in installments to September 30, 2022 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total		Annual
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS	ThUS$	ThUS$	ThUS	ThUS$	$%	%

Loans to exporters
0-E	CITIBANK	U.S.A.	US	114,000	-	-	-	-	114,000	125,926	-	-	-	-	125,926	At Expiration	3,36	3,36
76.645.030-K	ITAU	Chile	US	20,000	-	-	-	-	20,000	22,155	-	-	-	-	22,155	At Expiration	4,2	4,2
0-E	HSBC	England	US	12,000	-	-	-	-	12,000	13,366	-	-	-	-	13,366	At Expiration	4,15	4,15

Bank loans
97.023.000-9	CORPBANCA	Chile	UF	9,834	-	-	-	-	9,834	11,221	-	-	-	-	11,221	Quaterly	3,35	3,35
0-E	SANTANDER	Spain	US	-	-	97,558	-	-	97,558	219	-	97,558	-	-	97,777	Quaterly	5,78	5,78
0-E	CITIBANK	U.S.A.	UF	59,294	-	-	-	-	59,294	63,936	-	-	-	-	63,936	At Expiration	3,10	3,10

Obligations with the public
97.030.000-7	BANCOESTADO	Chile	UF	155,379	-	-	-	333,976	489,355	222,473	-	-	-	345,552	568,025	At Expiration	4,81	4,81
0-E	BANK OF NEW YORK	U.S.A.	US	-	-	700,000	800,000	-	1,500,000	265,799	-	698,450	803,289	-	1,767,538	At Expiration	7,16	6,94

Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US	1,879	6,528	22,254	25,742	129,975	186,378	2,202	6,528	21,580	25,327	129,370	185,007	Quaterly	4,72	4,72
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US	1,772	5,462	31,203	32,992	71,699	143,128	1,772	5,462	31,203	32,992	71,699	143,128	Quaterly/Monthly	4,62	4,62
-	SWAP Received aircraft	-	US	10	-	-	-	-	10	10	-	-	-	-	10	Quaterly	-	-

Other guaranteed obligations
0-E	CREDIT AGRICOLE	France	US	273,199	-	-	-	-	273,199	284,034	-	-	-	-	284,034	At Expiration	4,05	4,05
0-E	MUFG	U.S.A.	US	11,228	34,312	83,822	-	-	129,362	11,264	34,312	83,822	-	-	129,398	Quaterly	5,14	5,14
0-E	CITIBANK	U.S.A.	US	600,000	-	-	-	-	600,000	600,112	-	-	-	-	600,112	At Expiration	6,21	6,21
0-E	JP MORGAN CHASE	U.S.A.	US	2,609,276	-	-	-	-	2,609,276	2,683,397	-	-	-	-	2,683,397	At Expiration	16,93	12,04
0-E	EXIM BANK	U.S.A.	US	-	-	10,734	29,337	29,891	69,962	208	-	10,734	29,337	29,891	70,170	Quaterly	2,10	1,76

Financial leases
0-E	CITIBANK	U.S.A.	US	13,818	10,859	1,655	-	-	26,332	13,922	10,859	1,666	-	-	26,447	Quaterly	4,48	3,83
0-E	BNP PARIBAS	U.S.A.	US	6,553	19,918	8,247	-	-	34,718	6,722	19,918	8,201	-	-	34,841	Quaterly	4,47	3,87
0-E	NATIXIS	France	US	7,207	19,281	52,904	55,379	111,340	246,111	8,373	19,281	52,578	55,161	111,112	246,505	Quaterly	4,92	4,92
0-E	US BANK	U.S.A.	US	16,886	51,240	101,453	-	-	169,579	17,812	51,241	96,301	-	-	165,354	Quaterly	4,28	3,07
0-E	PK AIRFINANCE	U.S.A.	US	1,522	4,630	7,974	-	-	14,126	1,562	4,630	7,974	-	-	14,166	Quaterly	4,46	4,46
0-E	EXIM BANK	U.S.A.	US	-	-	97,441	209,195	198,424	505,060	1,998	-	96,413	206,988	196,331	501,730	Quaterly	3.26	2.43
0-E	BANK OF UTAH	U.S.A.	US	1,134	10,878	31,767	39,151	140,158	223,088	1,823	10,878	31,767	39,151	140,158	223,777	Monthly	6.45	6.45

Others loans
0-E	Various (*)		US	55,479	-	-	-	-	55,479	55,479	-	-	-	-	55,479	At Expiration	-	-
	Total			3,970,470	163,108	1,247,012	1,191,796	1,015,463	7,587,849	4,415,785	163,109	1,238,247	1,192,245	1,024,113	8,033,499

(*)	Obligation to creditors for executed letters of credit.

Interest-bearing loans due in installments to September 30, 2022 (Unaudited)

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil

				Nominal values						Accounting values
				Up to	More than 90 days	More than one to	More than three to	More than	Total	Up to	More than 90 days	More than one to	More than three to	More than	Total		Annual
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.		Country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans

0-E	NCM	Netherlands	US$	943	-	-	-	-	943	996	-	-	-	-	996	Monthly	6,01	6,01
0-E	Merril Lynch Credit Products LLC	U.S.A.	BRL	268,873	-	-	-	-	268,873	407,801	-	-	-	-	407,801	Monthly	3,95	3,95

Financial lease

0-E	NATIXIS	France	US$	234	1,020	4,080	4,080	1,287	10,701	475	1,020	4,080	4,080	6,252	15,907	Quaterly	2,5	2,5
0-E	GA Telessis LLC	U.S.A.	US$	608	993	2,752	2,839	2,947	10,139	435	1,040	2,752	2,839	2,947	10,013	Monthly	14,72	14,72

Others loans

0-E	DEUTCHE BANK (*)	Brazil	US$	19,331	-	-	-	-	19,331	25,780	-	-	-	-	25,780	At Expiration	-	-

	Total			289,989	2,013	6,832	6,919	4,234	309,987	435,487	2,060	6,832	6,919	9,199	460,497

	Total consolidated			4,260,459	165,121	1,253,844	1,198,715	1,019,697	7,897,836	4,851,272	165,169	1,245,079	1,199,164	1,033,312	8,493,996

(*)	Obligation to creditors for executed letters of credit

Interest-bearing loans due in installments to December 31, 2021

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
				Up to	More than 90 days	More than one to	More than three to	More than	Total	Up to	More than 90 days	More than one to	More than three to	More than	Total		Annual
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters
0-E	CITIBANK	U.S.A.	US$	114,000	-	-	-	-	114,000	123,366	-	-	-	-	123,366	At Expiration	2.96	2.96
76.645.030-K	ITAU	Chile	US$	20,000	-	-	-	-	20,000	22,742	-	-	-	-	22,742	At Expiration	4.20	4.20
0-E	HSBC	England	US$	12,000	-	-	-	-	12,000	13,053	-	-	-	-	13,053	At Expiration	4.15	4.15

Bank loans
97.023.000-9	CORPBANCA	Chile	UF	10,106	-	-	-	-	10,106	11,040	-	-	-	-	11,040	Quaterly	3.35	3.35
0-E	SANTANDER	Spain	US$	-	-	106,427	-	-	106,427	135	-	106,427	-	-	106,562	Quaterly	2.80	2.80
0-E	CITIBANK	U.S.A.	UF	60,935	-	-	-	-	60,935	64,293	-	-	-	-	64,293	At Expiration	3.10	3.10

Obligations with the public
97.030.000-7	BANCOESTADO	Chile	UF	-	159,679	-	-	343,218	502,897	49,584	159,679	-	-	355,114	564,377	At Expiration	4.81	4.81
0-E	BANK OF NEW YORK	U.S.A.	US$	-	-	700,000	800,000	-	1,500,000	187,082	-	698,450	803,289	-	1,688,821	At Expiration	7.16	6.94

Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	16,079	12,412	34,958	37,891	97,135	198,475	17,926	12,412	34,044	37,466	96,379	198,227	Quaterly	1.48	1.48
0-E	MUFG	U.S.A.	US$	29,054	11,661	32,639	34,970	58,388	166,712	31,375	11,661	32,188	34,733	57,983	167,940	Quaterly	1.64	1.64
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	-	2,209	24,703	32,327	85,119	144,358	-	2,209	24,703	32,327	85,119	144,358	Quaterly/Mensual	3.17	1.60
-	SWAP Received aircraft	-	US$	10	-	-	-	-	10	10	-	-	-	-	10	Quaterly	-	-

Other guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	273,199	-	-	-	-	273,199	274,403	-	-	-	-	274,403	At Expiration	1.82	1.82
0-E	MUFG	U.S.A.	US$	7,551	33,131	91,435	24,816	-	156,933	8,259	33,131	91,255	24,816	-	157,461	Quaterly	1.72	1.72
0-E	CITIBANK	U.S.A.	US$	-	600,000	-	-	-	600,000	95	600,000	-	-	-	600,095	At Expiration	2.00	2.00
0-E	BANK OF UTAH	U.S.A.	US$	-	1,644,876	-	-	-	1,644,876	-	1,630,390	-	-	-	1,630,390	At Expiration	22.71	12.97
0-E	EXIM BANK	U.S.A.	US$	-	-	-	25,876	37,014	62,890	183	-	-	25,876	37,014	63,073	Quaterly	1.84	1.84

Financial leases
0-E	CREDIT AGRICOLE	France	US$	682	1,370	-	-	-	2,052	694	1,370	-	-	-	2,064	Quaterly	3.68	3.23
0-E	CITIBANK	U.S.A.	US$	19,101	52,371	12,513	-	-	83,985	19,198	52,371	12,359	-	-	83,928	Quaterly	1.37	0.79
0-E	BNP PARIBAS	U.S.A.	US$	7,216	19,537	28,165	-	-	54,918	7,313	19,537	27,905	-	-	54,755	Quaterly	1.56	0.96
0-E	NATIXIS	France	US$	1,335	15,612	52,010	54,443	138,058	261,458	4,472	15,612	51,647	54,064	137,430	263,225	Quaterly	2.09	2.09
0-E	US BANK	U.S.A.	US$	16,601	50,373	135,201	17,492	-	219,667	17,755	50,373	127,721	17,188	-	213,037	Quaterly	4.03	2.84
0-E	PK AIRFINANCE	U.S.A.	US$	800	3,842	11,562	647	-	16,851	903	3,842	11,562	647	-	16,954	Quaterly	1.88	1.88
0-E	EXIM BANK	U.S.A.	US$	-	-	-	248,354	284,773	533,127	1,771	-	-	244,490	280,341	526,602	Quaterly	2.88	2.03

Others loans
0-E	Various (*)		US$	55,819	-	-	-	-	55,819	55,819	-	-	-	-	55,819	At Expiration	-	-
	Total			644,488	2,607,073	1,229,613	1,276,816	1,043,705	6,801,695	911,471	2,592,587	1,218,261	1,274,896	1,049,380	7,046,595

(*)	Obligation to creditors for executed letters of credit.

Interest-bearing loans due in installments to December 31, 2021

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil

				Nominal values						Accounting values
				Up to	More than 90 days	More than one to	More than three to	More than	Total	Up to	More than 90 days	More than one to	More than three to	More than	Total		Annual
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	NCM	Netherlands	US$	619	-	324	-	-	943	666	-	324	-	-	990	Monthly	6.01	6.01
0-E	BANCO BRADESCO	Brazil	BRL	74,661	-	-	-	-	74,661	98,864	-	-	-	-	98,864	Monthly	4.33	4.33
0-E	Merril Lynch Credit Products LLC	U.S.A.	BRL	185,833	-	-	-	-	185,833	240,089	-	-	-	-	240,089	Monthly	3.95	3.95

Financial lease

0-E	NATIXIS	France	US$	433	2,482	2,872	11,539	-	17,326	637	2,481	2,872	11,539	-	17,529	Quaterly	2.74	2.74
0-E	GA Telessis LLC	U.S.A.	US$	320	1,147	2,695	2,850	3,987	10,999	409	1,147	2,695	2,850	3,987	11,088	Monthly	14.72	14.72

Others loans

0-E	DEUTCHEBANK (*)	Brazil	US$	20,689	-	-	-	-	20,689	20,689	-	-	-	-	20,689	At Expiration	-	-

	Total			282,555	3,629	5,891	14,389	3,987	310,451	361,354	3,628	5,891	14,389	3,987	389,249

	Total consolidated			927,043	2,610,702	1,235,504	1,291,205	1,047,692	7,112,146	1,272,825	2,596,215	1,224,152	1,289,285	1,053,367	7,435,844

(*)	Obligation to creditors for executed letters of credit

(b)	Lease Liability:

The movement of the lease liabilities corresponding to the years reported are as follow:

			Lease
			Liability
	Aircraft	Others	total
	ThUS$	ThUS$	ThUS$

Opening balance as January 1, 2021	3,026,573	94,433	3,121,006

New contracts	439,914	762	440,676
Lease termination (*)	(724,193)	(7,328)	(731,521)
Renegotiations	(66,728)	17,542	(49,186)
Payments	(97,438)	(17,019)	(114,457)
Accrued interest	77,177	6,672	83,849
Exchange differences	-	3,390	3,390
Cumulative translation adjustment	-	(1,520)	(1,520)
Other increases (decreases)	(27,538)	(4,082)	(31,620)

Changes	(398,806)	(1,583)	(400,389)

Closing balance as of September 30, 2021 (Unaudited)	2,627,767	92,850	2,720,617

Opening balance as October 1, 2021	2,627,767	92,850	2,720,617

New contracts	78,564	113	78,677
Lease termination (*)	-	2,028	2,028
Renegotiations	169,821	(13,432)	156,389
Payments	-	(5,566)	(5,566)
Accrued interest	11,068	1,662	12,730
Exchange differences	-	(34)	(34)
Cumulative translation adjustment	-	(812)	(812)
Other increases (decreases)	(3,559)	168	(3,391)

Changes	255,894	(15,873)	240,021

Closing balance as of December 31, 2021 (Unaudited)	2,883,661	76,977	2,960,638

Opening balance as January 1, 2022	2,883,661	76,977	2,960,638

New contracts	243,479	10,449	253,928
Renegotiations	(62,891)	6,776	(56,115)
Payments	(82,608)	(18,434)	(101,042)
Accrued interest	97,664	7,863	105,527
Exchange differences	-	(578)	(578)
Cumulative translation adjustment	6	2,118	2,124
Other increases (decreases)	-	3,623	3,623

Changes	195,650	11,817	207,467

Closing balance as of September 30,2022 (Unaudited)	3,079,311	88,794	3,168,105

(*)	Fleet rejections of the period

The company recognizes the interest payments related to the lease liabilities in the consolidated result under Financial expenses (See Note 26 (d)).

(c)	Hedge derivatives

	Current liabilities		Non-current liabilities		Total hedge derivatives
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2022	2021	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Fair value of interest rate derivatives	-	2,734	-	-	-	2,734

Total hedge derivatives	-	2,734	-	-	-	2,734

(d) Derivatives that do not qualify for hedge accounting

	Current liabilities		Non-current liabilities		Total derivatives of no coverage
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2022	2021	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Derivative of foreign currency not registered as hedge	263	2,937	-	-	263	2,937

Total derived not qualify as hedge accounting	263	2,937	-	-	263	2,937

The foreign currency derivatives correspond to options, forwards and swaps.

Hedging operation

The fair values of net assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

	As of	As of
	September 30,	December 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited
Interest rate swaps (1)	17,666	(2,734)
Fuel options (2)	10,179	17,641
Foreign currency derivative R$/US$ (3)	298	-

(1)	They cover the significant variations in the cash flows associated with the market risk implicit in the increases in the 3-month LIBOR interest rate, SOFR, among others, for long-term loans originated by the acquisition or rental of aircraft and Bank credits. These contracts are recorded as cash flow hedge contracts.

(2)	Hedge significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.

(3)	Hedge significant variations in expected cash flows associated with the market risk implicit in changes in exchange rates, particularly the BRL/R$. These contracts are recorded as cash flow hedge contracts.

The Company only maintains cash flow hedges. In the case of fuel hedges, the cash flows subject to such hedges will occur and will impact results in the next 12 months from the date of the consolidated statement of financial position.

All hedging operations have been performed for highly probable transactions, except for fuel hedge. See Note 3.

Since none of the hedges resulted in the recognition of a non-financial asset, no portion of the result of derivatives recognized in equity was transferred to the initial value of that type of asset.

The amounts recognized in comprehensive income during the period and transferred from net equity to income are as follows:

	For the 9 months period ended		For the 3 months period ended
	September 30,		September 30,
	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Debit (credit) recognized in comprehensive income during the period	(24,893)	13,014	(6,679)	9,703
Debit (credit) transferred from net equity to income during the period	15,624	(5,804)	4,828	(7,996)

See note 24 f) for reclassification to profit or loss for each hedging operation and Note 17 b) for deferred taxes related.

NOTE 19 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of	As of
	September 30,	December 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited
Current
(a) Trade and other accounts payables	4,865,822	1,966,633
(b) Accrued liabilities	538,784	2,893,520
Total trade and other accounts payables	5,404,606	4,860,153

(a)	Trade and other accounts payable:

	As of	As of
	September 30	December 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited
Trade creditors	3,763,764	1,460,832
Other accounts payable	1,102,058	505,801
Total	4,865,822	1,966,633

The details of Trade and other accounts payables are as follows (*):

	As of	As of
	September 30,	December 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited
Maintenance (**)	2,912,992	375,144
Leases, maintenance and IT services	427,285	328,811
Suppliers technical purchases	233,124	129,682
Professional services and advisory	221,565	171,128
Boarding Fees	166,486	143,586
Handling and ground handling	140,380	176,142
Aircraft Fuel	133,978	77,171
Other personnel expenses	109,371	90,410
Airport charges and overflight	106,147	104,241
Marketing	65,769	49,865
Services on board	65,292	56,072
Air companies	33,714	32,152
Crew	16,096	12,007
Bonus Payable	7,353	11,144
Land services	5,424	6,553
Jol Fleet	-	9,891
Others	220,846	192,634
Total trade and other accounts payables	4,865,822	1,966,633

(b)	Liabilities accrued:

	As of	As of
	September 30,	December 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited
Aircraft and engine maintenance (**)	238,412	1,166,181
Accrued personnel expenses	99,024	59,327
Accounts payable to personnel (***)	48,321	58,153
Other settled claims	114,725	1,575,005
Others accrued liabilities (****)	38,302	34,854
Total accrued liabilities	538,784	2,893,520

(*)	This amount includes some agreed fleet claims, associated with the negotiations resulting from the Chapter 11 process.

(**)	In addition to the account payable for maintenance in the normal course of operations, this amount includes some claims agreed with aircraft lessors, related to maintenance.

(***)	Profits and bonus participation (Note 22 letter b).

(****)	Corresponds to accrued liabilities that do not fall into the classification of the concepts mentioned in the table.

The balances of commercial accounts and other accounts payable include the amounts that will be part of the reorganization agreement, product of the entry into the Chapter 11 Procedure on May 26, 2020, and on July 9 for LATAM subsidiaries in Brazil.

NOTE 20 - OTHER PROVISIONS

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2022	2021	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provision for contingencies (1)
Tax contingencies	20,961	24,330	542,566	490,217	563,527	514,547
Civil contingencies	4,709	3,154	110,644	92,955	115,353	96,109
Labor contingencies	369	388	126,475	98,254	126,844	98,642
Other	-	-	22,377	21,855	22,377	21,855
Provision for European
Commission investigation (2)	-	-	2,192	9,300	2,192	9,300
Total other provisions (3)	26,039	27,872	804,254	712,581	830,293	740,453

(1)	Provisions for contingencies:

The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.

The civil contingencies correspond to different demands of civil order filed against the Company.

The labor contingencies correspond to different demands of labor order filed against the Company.

The Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.

(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.

(3)	Total other provision as of September 30, 2022, and December 31, 2021, include the fair value correspond to those contingencies from the business combination with TAM S.A and subsidiaries, with a probability of loss under 50%, which are not provided for the normal application of IFRS enforcement and that only must be recognized in the context of a business combination in accordance with IFRS 3.

Movement of provisions:

	Legal claims (1)	European Commission Investigation (2)	Onerous Contracts	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2021	558,036	10,097	44,000	612,133
Increase in provisions	324,717	-	-	324,717
Provision used	(60,261)	-	-	(60,261)
Difference by subsidiaries conversion	(16,564)	-	-	(16,564)
Reversal of provision	(75,355)	-	(44,000)	(119,355)
Exchange difference	(810)	(585)	-	(1,395)
Closing balance as of September 30, 2021 (Unaudited)	729,763	9,512	-	739,275

Opening balance as of October 1, 2021 (Unaudited)	729,763	9,512	-	739,275
Increase in provisions	78,512	-	-	78,512
Provision used	(24,236)	-	-	(24,236)
Difference by subsidiaries conversion	(8,967)	-	-	(8,967)
Reversal of provision	(43,674)	-	-	(43,674)
Exchange difference	(245)	(212)	-	(457)
Closing balance as of December 31, 2021	731,153	9,300	-	740,453

Opening balance as of January 1, 2022	731,153	9,300	-	740,453
Increase in provisions	367,391	-	-	367,391
Provision used	(32,021)	-	-	(32,021)
Difference by subsidiaries conversion	13,255	-	-	13,255
Reversal of provision	(242,064)	(6,630)	-	(248,694)
Exchange difference	(9,613)	(478)	-	(10,091)
Closing balance as of September 30, 2022 (Unaudited)	828,101	2,192	-	830,293

(1)	Accumulated balances include a judicial deposit delivered in guarantee, with respect to the “Fundo Aeroviario” (FA), for MUS$ 70, made in order to suspend the collection and the application of a fine. The Company is discussing in Court the constitutionality of the requirement made by FA calculated at the ratio of 2.5% on the payroll in a legal claim. Initially the payment of said contribution was suspended by a preliminary judicial decision and about 10 years later, this same decision was reversed. As the decision is not final, the Company has deposited the securities open until that date, in order to avoid collection processing and the application of the fine.

Finally, if the final decision is favorable to the Company, the deposit made and payments made later will return to TAM. On the other hand, if the court confirms the first decision, said deposit will become a final payment in favor of the Government of Brazil. The procedural stage as of September 30, 2022 is described in Note 30 in the Role of the case 2001.51.01.012530-0.

(2)	European Commission Provision

Provision constituted on the occasion of the process initiated in December 2007 by the General Competition Directorate of the European Commission against more than 25 cargo airlines, among which is Lan Cargo SA, which forms part of the global investigation initiated in 2006 for possible infractions of free competition in the air cargo market, which was carried out jointly by the European and United States authorities.

With respect to Europe, the General Directorate of Competition imposed fines totaling € 799,445,000 (seven hundred and ninety-nine million four hundred and forty-five thousand Euros) for infractions of European Union regulations on free competition against eleven (11) airlines, among which are LATAM Airlines Group SA and its subsidiary Lan Cargo S.A .,For its part, LATAM Airlines Group S.A. and Lan Cargo S.A., jointly and severally, have been fined for the amount of € 8,220,000 (eight million two hundred twenty thousand euros), for these infractions, an amount that was provisioned in the financial statements of LATAM. On January 24, 2011, LATAM Airlines Group S.A. and Lan Cargo S.A. They appealed the decision before the Court of Justice of the European Union. On December 16, 2015, the European Court resolved the appeal and annulled the Commission's Decision. The European Commission did not appeal the judgment, but on March 17, 2017, the European Commission again adopted its original decision to impose on the eleven lines original areas, the same fine previously imposed, amounting to a total of € 776,465,000 Euros. In the case of LAN Cargo and its parent, LATAM Airlines Group S.A. imposed the same fine mentioned above. On May 31, 2017 Lan Cargo S.A. and LATAM Airlines Group S.A. requested the annulment of this Decision to the General Court of the European Union. We presented our defense in December 2017. On July 12, 2019, we participated in a hearing before the European Court of Justice in which we confirmed our request for annulment of the decision or a reduction in the amount of the fine instead. On March 30, 2022, the European Court issued its ruling and reduced the amount of our fine from € 8,220,000 Euros to € 2,240,000 Euros. This ruling can be appealed by both parties before June 15, 2022. Likewise, on December 17, 2020, the European Commission had presented a proof of claim for the total amount of the fine of € 8,220,000 Euros before the Court of New York dealing with the financial reorganization procedure requested by LATAM Airlines Group, S.A. and LAN Cargo, S.A. (Chapter 11) in May 2020. The amount of this claim could be modified subject to the eventual appeal of the ruling of the European Court. The procedural stage as of September 30, 2022 is described in Note 30 in section 2 lawsuits received by LATAM Airlines Group S.A. and Subsidiaries.

NOTE 21 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2022	2021	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Deferred revenues (1)(2)	2,553,658	2,273,137	461,111	512,056	3,014,769	2,785,193
Sales tax	12,066	3,870	-	-	12,066	3,870
Retentions	29,135	31,509	-	-	29,135	31,509
Other taxes	8,880	4,916	-	-	8,880	4,916
Other sundry liabilities	55,763	19,144	-	-	55,763	19,144
Total other non-financial liabilities	2,659,502	2,332,576	461,111	512,056	3,120,613	2,844,632

Deferred Income Movement

		Deferred income
				Loyalty program
	Initial balance	(1) Recognition	Use	(Award and redeem)	Expiration of tickets	Translation Difference	Others provisions	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to September 30, 2021 (Unaudited)	2,738,888	2,544,373	(2,383,832)	(82,024)	(24,740)	34,368	(29,105)	2,797,928
From October 1 to December 31, 2021 (Unaudited)	2,797,928	1,676,795	(1,669,513)	69,933	(89,487)	13,208	(13,671)	2,785,193
From 1 de January to September 30, 2022 (Unaudited)	2,785,193	6,969,262	(6,363,258)	(185,895)	(222,218)	8,620	23,065	3,014,769

(1)	The balance includes mainly, deferred income for services not provided as of September 30, 2022 and December 31, 2021; and for the frequent flyer LATAM Pass program.

LATAM Pass is LATAM's frequent flyer program that allows rewarding the preference and loyalty of its customers with multiple benefits and privileges, through the accumulation of miles or points that can be exchanged for tickets or for a varied range of products and services. Clients accumulate miles or LATAM Pass points every time they fly in LATAM and other connections associated with the program, as well as buy in stores or use the services of a vast network of companies that have agreements with the program around the world.

(2)	As of September 30, 2022, Deferred Income includes ThUS $ 27,103 corresponding to the balance to be accrued from the committed compensation from Delta Air Lines, Inc., which is recognized in Income Statement, based on the estimation of differentials of income, until the implementation of the strategic alliance. During the period, the Company has recognized ThUS $ 30,408 for this concept.

NOTE 22 - EMPLOYEE BENEFITS

	As of	As of
	September, 30,	December 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited
Retirements payments	36,213	35,075
Resignation payments	5,363	5,817
Other obligations	15,286	15,341
Total liability for employee benefits	56,862	56,233

(a) The movement in retirements and resignation payments and other obligations:

	Opening balance	Increase (decrease) current service provision	Benefits paid	Actuarial (gains) losses	Currency translation	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to September 30, 2021 (Unaudited)	74,116	(15,887)	(4,711)	10,297	(8,416)	55,399
From October 1 to December 31, 2021 (Unaudited)	55,399	4,496	(425)	(279)	(2,958)	56,233
From January 1 to September 30, 2022 (Unaudited)	56,233	16,215	(3,320)	(5,765)	(6,501)	56,862

The principal assumptions used in the calculation to the provision in Chile, are presented below:

	For the period ended
	September 30,
Assumptions	2022	2021
	Unaudited
Discount rate	6.54%	5.15%
Expected rate of salary increase	5.23%	3.00%
Rate of turnover	5.14%	5.14%
Mortality rate	RV-2014	RV-2014
Inflation rate	4.25%	3.26%
Retirement age of women	60	60
Retirement age of men	65	65

The discount rate corresponds to the 20 years Central Bank of Chile Bonds (BCP). The RV-2014 mortality tables correspond to those established by the Commission for the Financial Market of Chile and; for the determination of the inflation rates; the market performance curves of BCU Central Bank of Chile papers have been used and BCP long term at the scope date.

The calculation of the present value of the defined benefit obligation is sensitive to the variation of some actuarial assumptions such as discount rate, salary increase, rotation and inflation.

The sensitivity analysis for these variables is presented below:

	Effect on the liability
	As of	As of
	September 30,	December 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited
Discount rate
Change in the accrued liability an closing for increase in 100 p.b.	(2,627)	(2,642)
Change in the accrued liability an closing for decrease of 100 p.b.	2,938	2,959

Rate of wage growth
Change in the accrued liability an closing for increase in 100 p.b.	2,821	2,849
Change in the accrued liability an closing for decrease of 100 p.b.	(2,598)	(2,613)

(b)	The liability for short-term:

	As of	As of
	September 30,	December 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited
Profit-sharing and bonuses (*)	48,321	58,153

(*)	Accounts payables to employees (Note 19 letter b)

The participation in profits and bonuses related to an annual incentive plan for achievement of certain objectives.

(c)	Employment expenses are detailed below:

	For the 9 months period ended		For the 3 months ended
	September 30,		September 30,
	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Salaries and wages	704,150	580,256	237,946	196,838
Short-term employee benefits	86,400	71,562	33,863	29,209
Other personnel expenses	85,500	67,077	30,354	26,398
Total	876,050	718,895	302,163	252,445

NOTE 23 - ACCOUNTS PAYABLE, NON-CURRENT

	As of	As of
	September 30,	December 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited

Aircraft and engine maintenance	163,918	276,816
Fleet (JOL)	40,000	124,387
Airport and Overflight Taxes	21,261	26,321
Provision for vacations and bonuses	14,526	14,545
Other sundry liabilities	176	30,357

Total accounts payable, non-current	239,881	472,426

NOTE 24 - EQUITY

(a)	Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The paid capital of the Company at September 30, 2022 amounts to ThUS$ 3,146,265 divided into 606,407,693 common stock of a same series (ThUS$ 3,146,265 divided into 606,407,693 shares as of December 31, 2021), a single series nominative, ordinary character with no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of the Corporate Law and its regulations.

(b)	Subscribed and paid shares

The following table shows the movement of the authorized and fully paid shares described above:

		Expired shares
		intended for
	Opening	compensation plans	Closing
Nro. Of shares	balance	and others	balance
From January 1 to September 30, 2021 (Unaudited)	606,407,693	-	606,407,693
From October 1 to December 31, 2021 (Unaudited)	606,407,693	-	606,407,693
From January 1 to September 30, 2022 (Unaudited)	606,407,693	-	606,407,693

The following table shows the movement of authorized and fully paid shares previously described above:

Movement fully paid shares

		Movement value of shares	Cost of issuance and placement	Paid- in
	N° of	(1)	of shares (2)	Capital
	shares	ThUS$	ThUS$	ThUS$
Paid shares as of January 1, 2021	606,407,693	3,160,718	(14,453)	3,146,265
There are no movements of shares paid during the 2021 period	-	-	-	-
Paid shares as of December 31, 2021	606,407,693	3,160,718	(14,453)	3,146,265
Paid shares as of January 1, 2022	606,407,693	3,160,718	(14,453)	3,146,265
There are no movements of shares paid during the 2022 period	-	-	-	-
Paid shares as of September 30, 2022	606,407,693	3,160,718	(14,453)	3,146,265

(1)	Amounts reported represent only those arising from the payment of the shares subscribed.
(2)	Decrease of capital by capitalization of reserves for cost of issuance and placement of shares established according to Extraordinary Shareholder´s Meetings, where such decreases were authorized.

At the Company's Extraordinary Shareholders' Meeting held on July 5, 2022, it was agreed to increase the Company's capital by US$10,293,269,524, through the issuance of 605,801,285,307 payment shares, all ordinary, of the same and single series, without nominal value, of which: (a) US$ 9,493,269,524, represented by 531,991,409,513 new shares, to be used to respond to the conversion of the Convertible Bonds (the “Support Shares”); and (b) US$800,000,000, represented by 73,809,875,794 new shares, to be offered preferentially to shareholders. On September 12, 2022, the preferential placement of the convertible bonds and, in turn, of the new shares began, ending on October 12 and 13, 2022, respectively. The effects on equity related to said capital increase will materialize on the effective date of exit from Chapter 11 (see Note 36).

(c)	Treasury stock

At September 30, 2022, the Company held no treasury stock. The remaining of ThUS$ (178) corresponds to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares which held in its portfolio.

(d)	Reserve of share- based payments

Movement of Reserves of share- based payments:

		Stock
	Opening	option	Closing
Periods	balance	plan	balance
	ThUS$	ThUS$	ThUS$

From January 1 to September 30, 2021 (Unaudited)	37,235	-	37,235
From october 1 to December 31, 2021 (Unaudited)	37,235	-	37,235
From January 1 to September 30, 2022 (Unaudited)	37,235	-	37,235

These reserves are related to the “Share-based payments” explained in Note 33.

(e)	Other sundry reserves

Movement of Other sundry reserves:

	Opening	Transactions with non- controlling	Legal	Closing
Periods	balance	interest	reserves	balance
	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to September 30, 2021 (Unaudited)	2,452,019	(3,383)	(538)	2,448,098
From October 1 to December 31, 2021 (Unaudited)	2,448,098	-	-	2,448,098
From January 1 to September 30, 2022 (Unaudited)	2,448,098	-	-	2,448,098

Balance of Other sundry reserves comprise the following:

	As of	As of
	September 30,	December 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited

Higher value for TAM S.A. share exchange (1)	2,665,692	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620
Transactions with non-controlling interest (3)	(216,656)	(216,656)
Others	(3,558)	(3,558)
Total	2,448,098	2,448,098

(1)	Corresponds to the difference between the value of the shares of TAM S.A., acquired by Sister Holdco S.A. (under the Subscriptions) and by Holdco II S.A. (by virtue of the Exchange Offer), which is recorded in the declaration of completion of the merger by absorption, and the fair value of the shares exchanged by LATAM Airlines Group S.A. as of June 22, 2012.

(2)	Corresponds to the technical revaluation of the fixed assets authorized by the Commission for the Financial Market in the year 1979, in Circular No. 1529. The revaluation was optional and could be made only once; the originated reserve is not distributable and can only be capitalized.

(3)	The balance as of September 30, 2022 corresponds to the loss generated by: Lan Pax Group S.A. e Inversiones Lan S.A. in the acquisition of shares of Aerovías de Integración Regional Aires S.A. for ThUS $ (3,480) and ThUS $ (20), respectively; the acquisition of TAM S.A. of the minority interest in Aerolinhas Brasileiras S.A. for ThUS $ (885), the acquisition of Inversiones Lan S.A. of the minority participation in Aires Integra Regional Airlines S.A. for an amount of ThUS $ (2) and the acquisition of a minority stake in Aerolane S.A. by Lan Pax Group S.A. for an amount of ThUS $ (21,526) through Holdco Ecuador S.A. (3) The loss due to the acquisition of the minority interest of Multiplus S.A. for ThUS $ (184,135) (see Note 1), (4) and the acquisition of a minority interest in Latam Airlines Perú S.A through Latam Airlines Group S.A for an amount of ThUS $ (3,225) and acquisition of the minority stake in LAN Argentina S.A. and Inversora Cordillera through Transportes Aéreos del Mercosur S.A. for an amount of ThUS $ (3,383).

(f)	Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

			Gains (Losses)	Actuarial gain
	Currency	Cash flow	on change on value	or loss on defined
	translation	hedging	of time value	benefit
	reserve	reserve	of options	plans reserve	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2021	(3,790,513)	(60,941)	-	(25,985)	(3,877,439)
Increase (decrease) due to application of new accounting standards	-	380	(380)	-	-
Opening balance as of January 1, 2021	(3,790,513)	(60,561)	(380)	(25,985)	(3,877,439)
Change in fair value of hedging instrument recognised in OCI	-	32,698	(19,685)	-	13,013
Reclassified from OCI to profit or loss	-	(9,527)	3,723	-	(5,804)
Deferred tax	-	161	-	-	161
Actuarial reserves by employee benefit plans	-	-	-	10,297	10,297
Deferred tax actuarial IAS by employee benefit plans	-	-	-	(2,766)	(2,766)
Translation difference subsidiaries	5,957	(474)	-	-	5,483
Closing balance as of September 30, 2021 (Unaudited)	(3,784,556)	(37,703)	(16,342)	(18,454)	(3,857,055)

Opening balance as of October 1, 2021	(3,784,556)	(37,703)	(16,342)	(18,454)	(3,857,055)
Change in fair value of hedging instrument recognised in OCI	-	6,904	(4,007)	-	2,897
Reclassified from OCI to profit or loss	-	(7,114)	2,786	-	(4,328)
Deferred tax	-	(219)	-	-	(219)
Actuarial reserves by employee benefit plans	-	-	-	(280)	(280)
Deferred tax actuarial IAS by employee benefit plans	-	-	-	(16)	(16)
Translation difference subsidiaries	12,397	(258)	-	-	12,139
Closing balance as of December 31, 2021 (Unaudited)	(3,772,159)	(38,390)	(17,563)	(18,750)	(3,846,862)

Opening balance as of January 1, 2022	(3,772,159)	(38,390)	(17,563)	(18,750)	(3,846,862)
Change in fair value of hedging instrument recognised in OCI	-	30,248	(5,355)	-	24,893
Reclassified from OCI to profit or loss	-	(30,800)	15,176	-	(15,624)
Reclassification of OCI to the value of the hedged asset	-	(1,110)	-	-	(1,110)
Deferred tax	-	(109)	-	-	(109)
Actuarial reserves by employee benefit plans	-	-	-	(5,765)	(5,765)
Deferred tax actuarial IAS	-	-	-	326	326
Translation difference subsidiaries	3,184	(6)	-	-	3,178
Closing balance as of September 30, 2022 (Unaudited)	(3,768,975)	(40,167)	(7,742)	(24,189)	(3,841,073)

(f.1)	Cumulative translate difference

These are originated from exchange differences arising from the translation of any investment in foreign entities (or Chilean investments with a functional currency different to that of the parent), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and a loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests.

(f.2)	Cash flow hedging reserve

These are originated from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted, and the corresponding results recognized.

Includes the balance of the cost of interrupted hedges in which the hedged item continues to exist. This must be amortized as the Debt is going to obtain a result.

(f.3)	Reserves of actuarial gains or losses on defined benefit plans

Correspond to the increase or decrease in the obligation present value for defined benefit plan due to changes in actuarial assumptions, and experience adjustments, which are the effects of differences between the previous actuarial assumptions and the actual event.

(g)	Retained earnings/(losses)

Movement of Retained earnings/(losses):

		Result
	Opening	for the		Closing
Periods	balance	period	Dividends	balance
	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to September 30, 2021 (Unaudited)	(4,193,615)	(1,892,377)	-	(6,085,992)
From October 1 to December 31, 2021 (Unaudited)	(6,085,992)	(2,755,114)	-	(8,841,106)
From January 1 to September 30, 2022 (Unaudited)	(8,841,106)	(1,199,239)	-	(10,040,345)

(h)	Dividends per share

During the Period 2022 and year 2021 no dividend was paid.

NOTE 25 - REVENUE

The detail of revenues is as follows:

	For the 9 months period ended		For the 3 months period ended
	September 30,		September 30,
	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Passengers	5,345,011	1,867,252	2,145,387	914,582
Cargo	1,305,979	1,076,820	412,452	361,437
Total	6,650,990	2,944,072	2,557,839	1,276,019

NOTE 26 - COSTS AND EXPENSES BY NATURE

(a)	Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the 9 months period ended		For the 3 months period ended
	September 30,		September 30,
	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Aircraft fuel	2,809,655	925,822	1,110,177	392,745
Other rentals and landing fees (*)	772,014	527,644	292,139	193,898
Aircraft rental (**)	176,136	58,510	32,853	43,465
Aircraft maintenance	438,796	412,004	138,511	206,319
Comisions	117,332	52,203	46,821	21,986
Passenger services	118,811	48,503	48,500	17,184
Other operating expenses	845,612	711,750	249,687	373,950
Total	5,278,356	2,736,436	1,918,688	1,249,547

(*)	Lease expenses are included within this amount (See Note 2.21)

(**)	Beginning on second quarter 2021, the Company amended its Aircraft Lease Contracts which included lease payment based on Power by the Hour (PBH) at the beginning of the contract and then switches to fixed-rent payments. A right of use asset and a lease liability was recognized as result of those amendments at the date of modification of the contract, even if they initially have a variable payment period. As a result of the application of the lease accounting policy, the right of use assets continues to be amortized on a straight-line basis over the term of the lease from the contract modification date. The expenses for the year include both: the lease expense for variable payments (Aircraft Rentals) as well as the expenses resulting from the amortization of the right of use assets from the beginning of the contract (included in the Depreciation line, letter b)) and interest from the lease liability (included in Lease Liabilities, letter c)).

	For the 9 months period ended		For the 3 months period ended
	September 30,		September 30,
	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Payments for leases of low-value assets	17,381	14,031	6,280	3,226
Total	17,381	14,031	6,280	3,226

(b)	Depreciation and amortization

Depreciation and amortization are detailed below:

	For the 9 months period ended		For the 3 months period ended
	September 30,		September 30,
	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Depreciation (*)	838,000	814,815	288,986	277,937
Amortization	41,148	38,050	14,458	12,918
Total	879,148	852,865	303,444	290,855

(*)	Included within this amount is the depreciation of the Properties, plants and equipment (See Note 16 (a)) and the maintenance of the aircraft recognized as assets by right of use. The maintenance cost amount included in the depreciation line for the period ended September 30, 2022 is ThUS $ 332,021, ThUS $ 227,327 for the same period in 2021.

(c)	Financial costs

The detail of financial costs is as follows:

	For the 9 months period ended		For the 3 months period ended
	September 30,		September 30,
	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Bank loan interests	542,105	413,654	186,901	150,128
Financial leases	31,251	35,293	10,736	15,612
Lease liabilities	108,202	96,218	35,890	24,725
Other financial instruments	23,893	43,492	6,104	15,665
Total	705,451	588,657	239,631	206,130

Costs and expenses by nature presented in this Note plus the Employee expenses disclosed in Note 22, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

(d)	Restructuring activities expenses

The Restructuring activities expenses are detailed below:

	For the 9 months period ended		For the 3 months period ended
	September 30,		September 30,
	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Fair value adjustment of fleet available for sale	-	73,595	-	27,945
Rejection of aircraft lease contract	1,320	469,658	55	(30,887)
Rejection of IT contracts	1,222	26,368	-	26,368
Employee restructuring plan (*)	26,508	27,563	15,824	19,403
Legal advice	161,517	68,966	44,369	29,020
Renegotiation of fleet contracts	151,660	262,401	80,552	86,131
Others	43,542	26,297	41,529	18,899
Total	385,769	954,848	182,329	176,879

(*)	See note 2.1, letter c.

NOTE 27 - OTHER INCOME, BY FUNCTION

Other income, by function is as follows:

	For the 9 months period ended		For the 3 months period ended
	September 30,		September 30,
	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Tours	17,443	6,154	7,187	4,431
Aircraft leasing	15,369	4,271	7,994	660
Customs and warehousing	22,736	19,284	7,152	6,806
Maintenance	7,039	12,714	1,904	1,619
Other miscellaneous income (*)	58,959	128,994	5,343	24,086
Total	121,546	171,417	29,580	37,602

(*)	Included within this amount are ThUS$30,408 in September 2022 and ThUS$102,000 in September 2021 corresponding to the compensation of Delta Air Lines Inc for the JBA signed in 2019.

NOTE 28 - FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, also it has subsidiaries whose functional currency is different to the US dollar, such as the chilean peso, argentine peso, colombian peso, brazilian real and guaraní.

The functional currency is defined as the currency of the primary economic environment in which an entity operates and in each entity and all other currencies are defined as foreign currency.

Considering the above, the balances by currency mentioned in this Note correspond to the sum of foreign currency of each of the entities that make LATAM Airlines Group S.A. and Subsidiaries.

Following are the current exchange rates for the US dollar, on the dates indicated:

	As of September 30,	As of December 31,
	2022	2021	2020	2019
	Unaudited
Argentine peso	147,32	102,75	84,14	59,83
Brazilian real	5,36	5,57	5,18	4,01
Chilean peso	960,24	844,69	710,95	748,74
Colombian peso	4.599,85	4.002,52	3.421,00	3.271,55
Euro	1,02	0,88	0,81	0,89
Australian dollar	1,56	1,38	1,30	1,43
Boliviano	6,86	6,86	6,86	6,86
Mexican peso	20,08	20,53	19,93	18,89
New Zealand dollar	1,78	1,46	1,39	1,49
Peruvian Sol	3,99	3,98	3,62	3,31
Uruguayan peso	41,57	44,43	42,14	37,24

Foreign currency

The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

	As of	As of
	September 30,	December 31,
Current assets	2022	2021
	ThUS$	ThUS$
	Unaudited

Cash and cash equivalents	201,085	262,886
Argentine peso	6,623	6,440
Brazilian real	7,505	9,073
Chilean peso	5,351	9,759
Colombian peso	6,095	4,745
Euro	8,195	7,099
U.S. dollar	155,069	195,264
Other currency	12,247	30,506

Other financial assets, current	23,921	12,728
Argentine peso	3	4
Brazilian real	4	4
Chilean peso	3,852	4,440
Colombian peso	99	111
Euro	2,271	1,720
U.S. dollar	5,223	5,242
Other currency	12,469	1,207

	As of	As of
	September 30,	December 31,
Current assets	2022	2021
	ThUS$	ThUS$
	Unaudited
Other non - financial assets, current	29,936	34,613
Argentine peso	4,140	5,715
Brazilian real	2,115	1,488
Chilean peso	10,788	20,074
Colombian peso	567	121
Euro	1,833	1,936
U.S. dollar	2,929	1,106
Other currency	7,564	4,173

Trade and other accounts receivable, current	202,823	156,824
Argentine peso	15,800	6,850
Brazilian real	11,562	53
Chilean peso	44,227	47,392
Colombian peso	2,365	455
Euro	46,025	24,143
U.S. dollar	44,649	56,676
Other currency	38,195	21,255

Accounts receivable from related entities, current	66	502
Chilean peso	14	19
U.S. dollar	52	483

Tax current assets	15,540	8,674
Argentine peso	222	322
Brazilian real	4	47
Chilean peso	1,048	681
Colombian peso	2,691	1,618
Euro	87	70
U.S. dollar	2	406
Peruvian sun	10,313	4,450
Other currency	1,173	1,080

Total current assets	463,058	476,227
Argentine peso	26,788	19,331
Brazilian real	21,190	10,665
Chilean peso	65,280	82,365
Colombian peso	11,817	7,050
Euro	58,411	34,968
U.S. Dollar	207,924	259,177
Other currency	71,648	62,671

	As of	As of
	September 30,	December 31,
Non-current assets	2022	2021
	ThUS$	ThUS$
	Unaudited
Other financial assets, non-current	12,777	10,700
Brazilian real	3,466	3,326
Chilean peso	60	62
Colombian peso	1,336	231
Euro	3,337	2,384
U.S. dollar	2,570	2,524
Other currency	2,008	2,173

Other non - financial assets, non-current	8,561	12,197
Argentine peso	34	32
Brazilian real	4,022	6,924
U.S. dollar	4,505	5,241
Other currency	-	-

Accounts receivable, non-current	3,803	3,985
Chilean peso	3,803	3,985

Deferred tax assets	8,342	6,720
Colombian peso	7,562	4,717
U.S. dollar	420	10
Other currency	360	1,993

Total non-current assets	33,483	33,602
Argentine peso	34	32
Brazilian real	7,488	10,250
Chilean peso	3,863	4,047
Colombian peso	8,898	4,948
Euro	3,337	2,384
U.S. dollar	7,495	7,775
Other currency	2,368	4,166

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,
Current liabilities	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited

Other financial liabilities, current	182,799	179,777	161,172	177,471
Argentine peso	1	1	-	-
Brazilian real	-	31	-	210
Chilean peso	152,895	135,431	155,552	159,541
Euro	319	259	48	184
U.S. dollar	29,415	43,919	5,549	17,460
Other currency	169	136	23	76

Trade and other accounts
payables, current	1,479,416	1,317,418	23,234	50,312
Argentine peso	257,768	234,358	1,383	2,335
Brazilian real	90,931	70,523	301	653
Chilean peso	259,339	280,405	1,731	44,438
Colombian peso	11,387	7,673	3,556	1,134
Euro	147,452	134,146	4,568	887
U.S. dollar	586,321	472,800	2,005	73
Peruvian sol	10,631	2,487	3,216	310
Mexican peso	8,831	11,297	1,627	29
Pound sterling	38,720	45,096	400	86
Uruguayan peso	1,285	775	214	58
Other currency	66,751	57,858	4,233	309

Accounts payable to related entities, current	6	57	-	-
Chilean peso	6	6	-	-
U.S. dollar	-	51	-	-

Other provisions, current	30	-	8,665	4,980
Chilean peso	-	-	24	25
Other currency	30	-	8,641	4,955

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,
Current liabilities	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited

Other non-financial
liabilities, current	21,067	29,057	7,101	-
Argentine peso	1,697	1,604	5,461	-
Brazilian real	260	859	24	-
Chilean peso	310	1,332	62	-
Colombian peso	178	941	372	-
Euro	1,729	1,375	148	-
U.S. dollar	15,126	21,174	876	-
Other currency	1,767	1,772	158	-

Total current liabilities	1,686,785	1,526,331	200,172	232,763
Argentine peso	259,466	235,963	6,844	2,335
Brazilian real	94,658	71,413	325	863
Chilean peso	412,550	417,174	157,369	204,004
Colombian peso	11,565	8,614	3,928	1,134
Euro	149,500	135,780	4,764	1,071
U.S. dollar	630,862	537,944	8,430	17,533
Other currency	128,184	119,443	18,512	5,823

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
Non-current liabilities	2022	2021	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited

Other financial liabilities, non-current	39,588	33,205	738	15,375	345,552	359,623
Chilean peso	11,497	1,512	480	896	345,552	355,636
Brazillian real	183	86	-	-	-	-
Euro	1,005	135	-	90	-	-
U.S. dollar	26,530	31,413	-	14,389	-	3,987
Other currency	373	59	258	-	-	-

Accounts payable, non-current	58,749	114,097	1,500	1,451	385	342
Chilean peso	38,716	41,456	1,500	1,451	385	342
U.S. dollar	18,742	71,339	-	-	-	-
Other currency	1,291	1,302	-	-	-	-

Other provisions, non-current	49,294	49,420	-	-	-	-
Argentine peso	1,613	1,074	-	-	-	-
Brazillian real	34,953	27,532	-	-	-	-
Chilean peso	-	-	-	-	-	-
Colombian peso	213	255	-	-	-	-
Euro	2,718	10,820	-	-	-	-
U.S. dollar	9,797	9,739	-	-	-	-

Provisions for
employees benefits, non-current	45,120	44,816	-	-	-	-
Chilean peso	45,120	44,816	-	-	-	-

Total non-current liabilities	192,751	241,538	2,238	16,826	345,937	359,965
Argentine peso	1,613	1,074	-	-	-	-
Brazilian real	35,136	27,618	-	-	-	-
Chilean peso	95,333	87,784	1,980	2,347	345,937	355,978
Colombian peso	213	255	-	-	-	-
Euro	3,723	10,955	-	90	-	-
U.S. dollar	55,069	112,491	-	14,389	-	3,987
Other currency	1,664	1,361	258	-	-	-

	As of 2012	As of 2012
	September 30,	December 31,
General summary of foreign currency:	2022	2021
	ThUS$	ThUS$
	Unaudited
Total assets	506,854	509,829
Argentine peso	26,822	19,363
Brazilian real	28,678	20,915
Chilean peso	69,143	86,412
Colombian peso	20,715	11,998
Euro	61,748	37,352
U.S. dollar	215,419	266,952
Other currency	84,329	66,837

Total liabilities	2,427,883	2,377,423
Argentine peso	267,923	239,372
Brazilian real	130,119	99,894
Chilean peso	1,013,169	1,067,287
Colombian peso	15,706	10,003
Euro	157,987	147,896
U.S. dollar	694,361	686,344
Other currency	148,618	126,627

Net position
Argentine peso	(241,101)	(220,009)
Brazilian real	(101,441)	(78,979)
Chilean peso	(944,026)	(980,875)
Colombian peso	5,009	1,995
Euro	(96,239)	(110,544)
U.S. dollar	(478,942)	(419,392)
Other currency	(64,289)	(59,790)

NOTE 29 - LOSS PER SHARE

	For the 9 months period ended		For the 3 months period ended
	September 30,		September 30,
Basic loss per share	2022	2021	2022	2021
	Unaudited
Loss attributable to owners of the parent (ThUS$)	(1,199,239)	(1,892,377)	(295,967)	(691,873)

Weighted average number of shares, basic	606,407,693	606,407,693	606,407,693	606,407,693

Basic loss per share (US$)	(1.97761)	(3.12063)	(0.48807)	(1.14094)

	For the 9 months period ended		For the 3 months period ended
	September 30,		September 30,
Diluted loss per share	2022	2021	2022	2021
	Unaudited
Loss attributable to owners of the parent (ThUS$)	(1,199,239)	(1,892,377)	(295,967)	(691,873)

Weighted average number of shares, basic	606,407,693	606,407,693	606,407,693	606,407,693

Weighted average number of shares, diluted	606,407,693	606,407,693	606,407,693	606,407,693

Diluted loss per share (US$)	(1.97761)	(3.12063)	(0.48807)	(1.14094)

NOTE 30 – CONTINGENCIES

I.	Lawsuits

1)	Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$
LATAM Airlines Group S.A., Aerovías de Integración Regional S.A., LATAM Airlines Perú S.A., Latam-Airlines Ecuador S.A., LAN Cargo S.A., TAM Linhas Aereas S.A. and 32 affiliates	United States Bankruptcy Court for the Southern District of New York	Case No. 20-11254	LATAM Airlines Group S.A., Aerovías de Integración Regional S.A., LATAM Airlines Peru S.A., LATAM Airlines Ecuador S.A., LAN Cargo S.A., TAM Linhas Aereas S.A. and 32 subsidiaries began a reorganization in the United States of America according to Chapter 11 of Title 11 of the U.S. Code. They filed a voluntary petition for Chapter 11 protection (the “Chapter 11 Procedure”) that granted an automatic foreclosure suspension for at least 180 days.	On May 26, 2020, LATAM Airlines Group S.A. and 28 subsidiaries (the “Initial Debtors”) individually filed a voluntary reorganization petition with U.S. Bankruptcy Court for the Southern District of New York according to Chapter 11 of the U.S. Bankruptcy Code. On July 7 and 9, 2020, 9 additional affiliated debtors (the “Subsequent Debtors,” and together with the Initial Debtors, the “Debtors”), including TAM Linhas Aereas S.A., filed a voluntary reorganization petition with the Court according to Chapter 11 of the U.S. Bankruptcy Code. The cases are pending a decision by Judge James L. Garrity, Jr., of the U.S. Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"), and they are being administrated jointly under case number 20-11254. On September 18, 2020, the Debtors received approval of the amendment to the Debtor-in-Possession (“DIP”) financing proposal filed September 17, 2020 with the Bankruptcy Court. On October 18, 2021, the Bankruptcy Court approved the Borrower’s petition for certain additional DIP funding, called “Tranche B.” On November 26, 2021, the Debtors submitted a joint reorganization plan together with an informational statement. On March 15, 2022, the Court approved the amendment and the new consolidated text of the DIP Loan Agreement between LATAM and its creditors as well as the Backstop Commitment Agreements in support of the reorganization and financing plan proposed by LATAM and some of its direct and indirect subsidiaries. On March 24, 2022, the Unsecured Creditors Committee (UCC) and some other creditors filed a notice appealing the ruling on the Backstop Commitment Agreements with the Bankruptcy Court, which was also done by the Ad Hoc Group and Banco Estado on March 25, 2022 and by Columbus Hill on April 5, 2022. Judge Garrity approved the Disclosure Statement on March 21, 2022. After the deadline passed to object to the Plan, the Debtors engaged in mediation with Banco Estado, UCC and the parties to the RSA that proved to be successful. The Debtors submitted a revised version of the Plan reflecting the terms of the parties’ agreement. On June 18, 2022, the Bankruptcy Court issued an order confirming the Reorganization Plan filed by the Debtors (the “Confirmation Order”). On June 27, 2022, the Ad Hoc Group filed a motion to suspend the Confirmation Order. The Bankruptcy Court denied that motion on July 16, 2022 and the appeal is now pending before the District Court. On June 23, 2022, the TLA Creditors Group filed a motion to suspend the Confirmation Order while the appeal is pending. The Bankruptcy Court denied that motion on July 8, 2022 and the appeal and the petition for a precautionary measure were denied by the District Court on August 31, 2022. On September 2nd, the TLA Creditors Group filed an appeal with the Second Circuit Federal Court against the rulings by the Bankruptcy Court and the District Court, both dismissing the objection to the confirmation of the Reorganization Plan based on the non-payment of interest “post-petition.” On July 5, 2022, a Special Shareholders Meeting of LATAM approved implementing the Restructuring Plan and issuing the required instruments to be able to exit the Chapter 11 Procedure. On July 13, 2022, the Debtors filed a motion regarding the reconciliation agreement with Columbus Hill that was sustained by the Bankruptcy Court on July 21, 2022. On August 31, 2022, the District Court also dismissed the appeal by the Ad Hoc Group. LATAM has continued its reconciliation of claims and filing of objections. The 30-day period that shareholders have to opt preemptively to subscribe the New Cash Shares and Convertible Bonds began on September 13, 2022 and ended on October 12, 2022. On November 3, 2022, LATAM Airlines Group S.A. and its various subsidiaries (the “Debtors”) that were parties to the Chapter 11 Procedure exited that Procedure. The effective date of the exit (the “Effective Date”) of LATAM’s reorganization and financing plan (the “Reorganization Plan”) was approved and confirmed in the U.S. reorganization procedure (the “Chapter 11 Procedure”) according to the rules of Chapter 11 in Title 11 of the U.S. Code. A supplement to the Reorganization Plan was filed in the Chapter 11 Procedure docket on the same date that contained documents executed in the context of the Chapter 11 reorganization, including, inter alia, a Registration Rights Agreement. On November 3, 2022, the Board of Directors of LATAM Airlines Group S.A. held a special meeting at which it decided to convene a Special Shareholders Meeting (the “Meeting”) to be held virtually on November 15, 2022.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$
LATAM Airlines Group S.A.	2° Juzgado Civil de Santiago	C-8553-2020	Request for recognition of the foreign reorganization proceeding.

On June 1, 2020, LATAM Airlines Group SA, in its capacity as foreign representative of the reorganization procedure under the rules of Chapter 11 of Title 11 of the United States Code, filed the request for recognition of the foreign reorganization proceeding as the main proceeding, pursuant to Law 20,720. On June 4, 2020, the Court issued the ruling recognizing in Chile the bankruptcy proceeding for the foreign reorganization of the company LATAM Airlines Group S.A. All remedies filed against the decision have been dismissed, so the decision is final. Currently the proceeding remains open.

-0-

Aerovías de Integración Regional S.A.	Superintendencia de Sociedades	-	Request for recognition of the foreign reorganization proceeding.

On June 12, 2020, the Superintendency of Companies recognized in Colombia the reorganization proceeding filed before the Bankruptcy Court of the United States of America for the Southern District of New York as a main process, under the terms of Title III of Law 1116 of 2006. On October 2, 2020, the Companies Commission of Colombia acknowledged the decision adopted September 18, 2020, by the United States District Court for the Southern District of New York that approved the Debtor in Possession financing proposal submitted by LATAM Airlines Group S.A. and the companies that voluntarily petitioned for Chapter 11, including the Colombian companies. The Companies Commission adopted the Cross-Border Communications Protocol on November 4, 2020. On December 14, 2020, that Commission recognized the order issued by the Bankruptcy Court on November 20, 2020 authorizing the stock issue, capital contributions and changes to the pledge agreements. On October 27, 2021, the Commission recognized the order issued by the Bankruptcy Court on October 18, 2021 approving the second proposed DIP loan submitted by LATAM Airlines Group S.A. and authorizing a change in the collateral provided in the first DIP loan and the signature of a petition accessory to the DIP loan agreement. The Commission was informed on December 22, 2021 that on November 26, 2021, LATAM Airlines Group S.A. had filed a Reorganization Agreement pursuant to Chapter 11. On March 14, 2022, the Court for the Southern District of New York approved the new DIP Finance Proposal of LATAM Airlines Group S.A., which will be formalized by an amendment to the DIP Loan Agreement on April 8, 2022. On March 21, 2022, that same court approved the Disclosure Statement that describes the restructuring plan so that there can be progress in securing approval of this plan by creditors. The Superintendency of Companies issued an interim decision on April 22nd in which (i) it recognized the Order of the U.S. Bankruptcy Court; (ii) authorized the Borrowers to amend the Share Pledge Agreement and Engine Pledge Agreement; and (iii) ordered the Borrowers to inform the Colombia Bankruptcy Court if an appeal was filed against the Order in the U.S. procedure. The deadline to enter an objection expired on April 27, 2022. No remedy was filed, so this interim decision became final. The approval of the restructuring plan by the U.S. Court was filed with the Companies Commission on July 12, 2022. On August 5, 2022, Aerovías de Integración Regional S.A. asked the Companies Commission (i) to recognize the order issued by the Bankruptcy Court on June 24, 2022 that approved the Exit Financing and (ii) to authorize terminating the guarantees under the DIP loan agreement to establish new guarantees instead. On August 26, 2022, the Companies Commission (i) recognized the Bankruptcy Court’s June 24, 2022 order approving 8 exit financing strategies presented by LATAM Airlines Group S.A. and its subsidiary, Aerovías de Integración Regional S.A., and (ii) authorized the termination of the guarantees granted in the DIP loan and the establishment of the new guarantees.

-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$
LATAM Finance Limited	Grand Court of the Cayman Islands	-	Request for a provisional bankruptcy process.	On May 26, 2020, LATAM Finance Limited submitted a request for a provisional liquidation, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on May 27, 2020 by the Grand Court of the Cayman Islands. Currently the proceeding remains open.	-0-

Peuco Finance Limited	Grand Court of the Cayman Islands	-	Request for a provisional bankruptcy process.	On May 26, 2020, Peuco Finance Limited submitted a request for a provisional liquidation, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on May 27, 2020 by the Grand Court of the Cayman Islands. Currently the proceeding remains open.	-0-

Piquero Leasing Limited	Grand Court of the Cayman Islands	-	Request for a provisional bankruptcy process.	On July 07, 2020, Piquero Leasing Limited submitted a request for a provisional liquidation, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on July 10, 2020, by the Grand Court of the Cayman Islands. Currently the proceeding remains open.	-0-

Peuco Finance Limited	Grand Court of the Cayman Islands	-	A petition for a provisional liquidation.	On September 28, 2020, Peuco Finance Limited filed a petition to suspend the liquidation. On October 9, 2020, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation for a period of 6 months. The lawsuit continues to be active.	-0-

LATAM Finance Limited	Grand Court of the Cayman Islands	-	A petition for a provisional liquidation.	On September 28, 2020, LATAM Finance Limited filed a petition to suspend the liquidation. On October 9, 2020, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation for a period of 6 months. The lawsuit continues to be active.	-0-

Piquero Leasing Limited	Grand Court of the Cayman Islands	-	A petition for a provisional liquidation.	Piquero Leasing Limited entered a motion to suspend the liquidation on September 28, 2020. The Grand Court of the Cayman Islands granted the motion and extended the provisional liquidation status for 6 months. The procedure continues.	-0-

Peuco Finance Limited	Grand Court of the Cayman Islands	-	A petition for a provisional liquidation.	On May 13, 2021, Peuco Finance Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. The lawsuit continues to be active.	-0-

LATAM Finance Limited	Grand Court of the Cayman Islands	-	A Petition for a provisional liquidation.	On May 13, 2021, LATAM Finance Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. The lawsuit continues to be active.	-0-

Piquero Leasing Limited	Grand Court of the Cayman Islands	-	A petition for a provisional liquidation.	On May 13, 2021, Piquero Leasing Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. The lawsuit continues to be active.	-0-

Peuco Finance Limited	Grand Court of the Cayman Islands	-	A petition for a provisional liquidation.	On December 1, 2021, Peuco Finance Limited filed a petition to suspend the liquidation, which was accepted by the Grand Court of Cayman Islands. This extended the status of the provisional liquidation through April 9, 2022. The procedure continues.	-0-

LATAM Finance Limited	Grand Court of the Cayman Islands	-	A petition for a provisional liquidation.	On December 1, 2021, LATAM Finance Limited filed a petition to suspend the liquidation, which was accepted by the Grand Court of Cayman Islands. This extended the status of the provisional liquidation through April 9, 2022. The procedure continues.	-0-

Piquero Leasing Limited	Grand Court of the Cayman Islands	-	A petition for a provisional liquidation.	On December 1, 2021, Piquero Leasing Limited filed a petition to suspend the liquidation, which was accepted by the Grand Court of Cayman Islands. This extended the status of the provisional liquidation through April 9, 2022. The procedure continues.	-0-

Peuco Finance Limited	Grand Court of the Cayman Islands	-	Petition for a provisional liquidation.	On August 22, 2022, Peuco Finance Limited petitioned for a suspension of the liquidation, which was granted by the Grand Court of the Cayman Islands. The provisional liquidation was extended to October 9, 2022 and the process continues in effect.	-0-

LATAM Finance Limited	Grand Court of the Cayman Islands	-	Petition for a provisional liquidation.	On August 22, 2022, LATAM Finance Limited petitioned for a suspension of the liquidation, which was granted by the Grand Court of the Cayman Islands. The provisional liquidation was extended to October 9, 2022 and the process continues in effect.	-0-

Piquero Leasing Limited	Grand Court of the Cayman Islands	-	Petition for a provisional liquidation.	On August 22, 2022, Piquero Leasing Limited petitioned for a suspension of the liquidation, which was granted by the Grand Court of the Cayman Islands. The provisional liquidation was extended to October 9, 2022 and the process continues in effect.	-0-

2)	Lawsuits received by LATAM Airlines Group S.A. and Subsidiaries.

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$
LATAM Airlines Group S.A. y Lan Cargo S.A.	European Commission.		Investigation of alleged infringements to free competition of cargo airlines, especially fuel surcharge. On December 26th, 2007, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the instruction process against twenty five cargo airlines, including Lan Cargo S.A., for alleged breaches of competition in the air cargo market in Europe, especially the alleged fixed fuel surcharge and freight.

On April 14th, 2008, the notification of the European Commission was replied. The appeal was filed on January 24, 2011.

On May 11, 2015, we attended a hearing at which we petitioned for the vacation of the Decision based on discrepancies in the Decision between the operating section, which mentions four infringements (depending on the routes involved) but refers to Lan in only one of those four routes; and the ruling section (which mentions one single conjoint infraction).

On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of THUS$8.058 (8.220.000 Euros)

This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. On December 16, 2015, the European Court of Justice revoked the Commission’s decision because of discrepancies. The European Commission did not appeal the decision, but presented a new one on March 17, 2017 reiterating the imposition of the same fine on the eleven original airlines. The fine totals 776,465,000 Euros. It imposed the same fine as before on Lan Cargo and its parent, LATAM Airlines Group S.A., totaling 8.2 million Euros. On May 31, 2017 Lan Cargo S.A. and LATAM Airlines Group S.A. filed a petition with the General Court of the European Union seeking vacation of this decision. We presented our defense in December 2017. On July 12, 2019, we attended a hearing before the European Court of Justice to confirm our petition for vacation of judgment or otherwise, a reduction in the amount of the fine. On March 30, 2022, the European Court issued its ruling and lowered the amount of our fine from KUS$8.058 (8,220,000 Euros) to KUS$2,196 (2,240,000 Euros). This ruling was appealed by LAN Cargo S.A. and LATAM on June 9, 2022. The other eleven airlines also appealed the ruling affecting them. The European Commission responded to our appeal of September 7, 2022. Lan Cargo S.A. and LATAM have until November 14, 2022 to answer the Commission’s arguments. On December 17, 2020, the European Commission had presentaded proof of claim for the total amount of the fine (ThUS$8,058 (€8,220,000)) to the New York Court hearing the Chapter 11 procedure petitioned by LATAM Airlines Group, S.A. and LAN Cargo, S.A. in May 2020. The amount of this claim has been modified subject to the possible appeal of the ruling of the European Court.

2,196

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$
Lan Cargo S.A. y LATAM Airlines Group S.A.

In the High Court of Justice Chancery División (England) Ovre Romerike District Court (Norway) y Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands), Cologne Regional Court (Landgerich Köln Germany).

			Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany.	In the case in England, mediation was held with nearly all the airlines involved in the aim of attempting to reach an agreement. It began in September 2018, and LATAM Airlines Group S.A. reached an agreement for approximately GBP 636,000. A settlement was signed in December 2018 and payment was made in January 2019. This lawsuit ended for all plaintiffs in the class action, except for one who signed a settlement for approximately GBP 222,469.63 in December 2019. The payment was made in January 2020 and concluded the entire lawsuit in England. For the case in Germany, LATAM petitioned the German Court for a suspension on the basis of the financial reorganization petitioned by LATAM Airlines Group S.A. and Lan Cargo S.A. in the United States (Chapter 11) in May 2020. DB Barnsdale AG also filed a claim with the U.S. Court by the deadline that creditors have under Chapter 11 claims. An agreement was reached with Barnsdale AG before the Courts could rule and that ended all claims in Germany. British Airways; KLM; Martinair; Air France; Lufthansa; Lufthansa Cargo and Swiss Air filed claims with the U.S. Court. LATAM opposed these claims and the U.S. Court dismissed and voided them after a review on May 27, 2021. The two proceedings still pending in Norway and the Netherlands are in the evidentiary stages. There has been no activity in Norway since January 2014 and in the Netherlands, since February 2021. The amounts are indeterminate.	-0-

Aerolinhas Brasileiras S.A.	Federal Justice.	0008285-53.2015.403.6105	An action seeking to quash a decision and petioning for early protection in order to obgain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.	This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA: ThUS$10,438; (ii) Norberto Jochmann: ThUS$201; (iii) Hernan Merino: ThUS$ 102; (iv) Felipe Meyer:ThUS$ 102. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper. This obligation had also been stayed by the court of federal justice in this process. Awaiting CADE’s statement. ABSA began a judicial review in search of an additional reduction in the fine amount. The Judge’s decision was published on March 12, 2019, and we filed an appeal against it on March 13, 2019	9,555

Aerolinhas Brasileiras S.A.	Federal Justice.	0001872-58.2014.4.03.6105	An annulment action with a motion for preliminary injunction, was filed on 28/02/2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006.43	We have been waiting since August 21, 2015 for a statement by Serasa on TAM’s letter of indemnity and a statement by the Union. The statement was authenticated on January 29, 2016. A new insurance policy was submitted on March 30, 2016 with the change to the guarantee requested by PGFN. On 05/20/2016 the process was sent to PGFN, which was manifested on 06/03/2016. The Decision denied the company's request in the lawsuit. The court (TRF3) made a decision to eliminate part of the debt and keep the other part (already owed by the Company, but which it has to pay only at the end of the process: KUS$3.334– R$ 17.922.399,53 - probable). We must await a decision on the Treasury appeal.	7,520

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$
Tam Linhas Aéreas S.A.	Court of the Second Region.	2001.51.01.012530-0 (linked to the procces 19515.721154/2014-71, 19515.002963/2009-12)	Ordinary judicial action brought for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.

Unfavorable court decision in first instance. Currently expecting the ruling on the appeal filed by the company.

In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered for R$ 260.223.373,10-original amount in 2012/2013, which currently equals THUS$72,054. The court decision requesting that the Expert make all clarifications requested by the parties in a period of 30 days was published on March 29, 2016. The plaintiffs’ submitted a petition on June 21, 2016 requesting acceptance of the opinion of their consultant and an urgent ruling on the dispute. No amount additional to the deposit that has already been made is required if this case is lost.

					70,981

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil.	10880.725950/2011-05	Compensation credits of the Social Integration Program (PIS) and Contribution for Social Security Financing (COFINS) Declared on DCOMPs.	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. The case was assigned to the 1st Ordinary Group of Brazil’s Administrative Council of Tax Appeals (CARF) on June 8, 2015. TAM’s appeal was included in the CARF session held August 25, 2016. An agreement that converted the proceedings into a formal case was published on October 7, 2016. The amount has been reduced after some set-offs were approved by the Department of Federal Revenue of Brazil. We must wait until the due diligence is complete.	31,736

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$
Aerovías de Integración Regional, AIRES S.A.	United States Court of Appeals for the Eleventh Circuit, Florida, U.S.A. 45th Civil Court of the Bogota Circuit in Colombia.	2013-20319 CA 01

The July 30th, 2012 Aerovías de Integración Recional, Aires S.A. (LATAM AIRLINES COLOMBIA) initiated a legal process in Colombia against Regional One INC and Volvo Aero Services LLC, to declare that these companies are civilly liable for moral and material damages caused to LATAM AIRLINES COLOMBIA arising from breach of contractual obligations of the aircraft HK-4107.

The June 20th, 2013 AIRES SA And / Or LATAM AIRLINES COLOMBIA was notified of the lawsuit filed in U.S. for Regional One INC and Dash 224 LLC for damages caused by the aircraft HK-4107 arguing failure of LATAM AIRLINES GROUP S.A. customs duty to obtain import declaration when the aircraft in April 2010 entered Colombia for maintenance required by Regional One.

Colombia. This case is being heard by the 45th Civil Court of the Bogota Circuit in Colombia. Statements were taken from witnesses presented by REGIONAL ONE and VAS on February 12, 2018. The court received the expert opinions requested by REGIONAL ONE and VAS and given their petition, it asked the experts to expand upon their opinions. It also changed the experts requested by LATAM AIRLINES COLOMBIA. The case was brought before the Court on September 10, 2018 and these rulings are pending processing so that a new hearing can be scheduled. On October 31, 2018, the judge postponed the deadline for the parties to answer the objection because of a serious error brought to light by VAS regarding the translation submitted by the expert. The process has been in the judge’s chambers since March 11, 2019 to decide on replacing the damage estimation expert as requested by LATAM AIRLINES COLOMBIA. The one previously appointed did not take office. A petition has also been made by VAS objecting to the translation of the documents in English into Spanish due to serious mistakes, which was served to the parties in October 2018. The 45th Civil Circuit Court issued an order on August 13, 2019 that did not decide on the pending matters but rather voided all actions since September 14, 2018 and ordered the case to be referred to the 46th Civil Circuit Court according to article 121 of the General Code of Procedure. Said article says that court decisions must be rendered in no more than one (1) year as from the service of the court order admitting the claim. If that period expires without any ruling being issued, the Judge will automatically forfeit competence over the proceedings and must give the Administrative Room of the Superior Council of the Judiciary notice of that fact the next day, in addition to referring the case file to the next sitting judge in line, who will have competence and will issue a ruling in no more than 6 months. The case was sent to the 46th Civil Circuit Court on September 4, 2019, which claims that there was a competence conflict and then sent the case to the Superior Court of Bogotá to decide which court, the 45th or 46th, had to continue with the case. The Court decided that 45th Civil Circuit Court should continue with the case, so this Court on 01/15/2020 has reactivated the procedural process ordering the transfer to the parties of the objection presented by VAS for serious error of the translation to Spanish of documents provided in English. On 02/24/2020 it declares that the parties did not rule on the objection presented by VAS and requires the plaintiff to submit an expert opinion of damages corresponding to the claims of the lawsuit through its channel. Since 03/16/20 a suspension of terms is filed in Courts due to the pandemic. Judicial terms were reactivated on July 1, 2020. On September 18, 2020, an expert opinion on damages was submitted that had been requested by the Court. The Court ordered service of the ruling to the parties on December 14, 2020. The defendants, REGIONAL ONE and VAS, filed a motion for reconsideration of this decision, petitioning that the evidence of the expert opinion be eliminated because it was presented late. The motion was denied by the Court. On April 30, 2021, they petitioned for a clarification and supplement to the opinion, to which the Court agreed in a decision on May 19, 2021, giving the expert 10 business days to respond. The brief of clarification was filed June 2, 2021 and the docket was presented to the Judge on June 3, 2021. The parties were given notice of the objection on July 21, 2021 based on a serious mistake in the opinion presented by Regional One. The case entered the judgment phase on August 5, 2021. On October 7, 2021, the Court set a date for the instruction and judgment hearing, which will be February 3, 2022. Regional One, the defendant, filed a petition for reconsideration on October 13, 2021 that had not been decided on the date of this report. The claim was withdrawn on January 11, 2022 because the matter had been settled before the Bankruptcy Court hearing the Chapter 11 claim. The Court decreed the end of the proceedings because the claims were withdrawn in a ruling issued January 19, 2022. On January 21, 2022, VAS submitted a remedy of reconsideration and, alternatively, an appeal against the interim decision because it did not order costs to be paid to it. The parties were given notice to present a response between February 2 and 4, 2022. The proceedings continue with the judge while they decide on costs.

Florida. On June 4, 2019, the State Court of Florida allowed REGIONAL ONE to add a new claim against LATAM AIRLINES COLOMBIA for default on a verbal contract. Given the new claim, LATAM AIRLINES COLOMBIA petitioned that the Court postpone the trial to August 2019 to have the time to investigate the facts alleged by REGIONAL ONE to prove a verbal contract. The facts discovery phase continued, including the verbal statements of the experts of both sides, which have been taking place since March 2020. Given the Covid-19 pandemic and the suspension of trials in the County of Miami-Dade, the Court canceled the trial scheduled for June 2020. In addition, the claims against Aires have been suspended given the request for reorganization filed by LATAM AIRLINES GROUP SA and some of its subsidiaries, including Aires, on May 26, 2020, under Chapter 11 of the United States Bankruptcy Code. Dash, Regional One and VAS filed unsecured claims with the U.S. Bankruptcy Court by the deadline that creditors have according to Chapter 11. On October 18, 2021, Regional One, Dash and LATAM AIRLINES COLOMBIA participated in a third mediation where they agreed on the terms of a global settlement. On December 16, 2021, the Bankruptcy Court for the Southern District of New York approved the global agreement and release. Therefore, Dash and Regional withdrew their claims against Aires in Florida on December 21, 2021. VAS and Regional One informed the Court of a settlement agreement between them. VAS has informally presented a modified Chapter 11 claim to LATAM AIRLINES COLOMBIA in the intent to claim an indemnity of USD$1,197,539. LATAM AIRLINES COLOMBIA has not yet responded.

9,500

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$
Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10880.722.355/2014-52	On August 19th, 2014 the Federal Tax Service issued a notice of violation stating that compensation credits Program (PIS) and the Contribution for the Financing of Social Security COFINS by TAM are not directly related to the activity of air transport.	An administrative objection was filed on September 17th, 2014. A first-instance ruling was rendered on June 1, 2016 that was partially favorable. The separate fine was revoked. A voluntary appeal was filed on June 30, 2016, which is pending a decision by CARF. On September 9, 2016, the case was referred to the Second Division, Fourth Chamber, of the Third Section of the Administrative Council of Tax Appeals (CARF). In September 2019, the Court rejected the appeal of the Hacienda Nacional. Hacienda Nacional filed a complaint that was denied by the Court. The final calculations of the Federal Income Tax Bureau are pending.	9,668

LATAM Airlines Group S.A.	22° Civil Court of Santiago	C-29.945-2016	The Company received notice of a civil liability claim by Inversiones Ranco Tres S.A. on January 18, 2017. It is represented by Mr. Jorge Enrique Said Yarur. It was filed against LATAM Airlines Group S.A. for an alleged contractual default by the Company and against Ramon Eblen Kadiz, Jorge Awad Mehech, Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, directors and officers, for alleged breaches of their duties. In the case of Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, it alleges a breach, as controllers of the Company, of their duties under the incorporation agreement. LATAM has retained legal counsel specializing in this area to defend it.	The claim was answered on March 22, 2017 and the plaintiff filed its replication on April 4, 2017. LATAM filed its rejoinder on April 13, 2017, which concluded the argument stage of the lawsuit. A reconciliation hearing was held on May 2, 2017, but the parties did not reach an agreement. The Court issued the evidentiary decree on May 12, 2017. We filed a petition for reconsideration because we disagreed with certain points of evidence. That petition was partially sustained by the Court on June 27, 2017. The evidentiary stage commenced and then concluded on July 20, 2017. Observations to the evidence must now be presented. That period expires August 1, 2017. We filed our observations to the evidence on August 1, 2017. We were served the decision on December 13, 2017 that dismissed the claim since LATAM was in no way liable. The plaintiff filed an appeal on December 26, 2017. Arguments were pled before the Santiago Court of Appeals on April 23, 2019, and on April 30, 2019, this Court confirmed the ruling of the trial court absolving LATAM. The losing party was ordered to pay costs in both cases. On May 18, 2019, Inversiones Ranco Tres S.A. filed a remedy of vacation of judgment based on technicalities and on substance against the Appellate Court decision. The Appellate Court admitted both appeals on May 29, 2019 and the appeals are pending a hearing by the Supreme Court. On August 11, 2021 Inversiones Ranco Tres S.A. requested the suspension of the hearing of the Appeal, after the recognition by the 2nd Civil Court of Santiago of the foreign reorganization procedure in accordance with Law No. 20,720, for the entire period that said procedure lasts, a request that was accepted by the Supreme Court.	13,805

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$
TAM Linhas Aéreas S.A.	10th Jurisdiction of Federal Tax Enforcement of Sao Paulo	0061196-68.2016.4.03.6182	Tax Enforcement Lien No. 0020869-47.2017.4.03.6182 on Profit-Based Social Contributions from 2004 to 2007.	This tax enforcement was referred to the 10th Federal Jurisdiction on February 16, 2017. A petition reporting our request to submit collateral was recorded on April 18, 2017. At this time, the period is pending for the plaintiff to respond to our petition. The bond was replaced. The evidentiary stage has begun.	29,510

TAM Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	5002912.29.2019.4.03.6100	A lawsuit disputing the debit in the administrative proceeding 16643.000085/2009-47, reported in previous notes, consisting of a notice demanding recovery of the Income and Social Assessment Tax on the net profit (SCL) resulting from the itemization of royalties and use of the TAM trademark	The lawsuit was assigned on February 28, 2019. A decision was rendered on March 1, 2019 stating that no guarantee was required. Actualmente, debemos esperar la decisión final. On 04/06/2020 TAM Linhas Aéreas S.A. had a favorable decision (sentence). The National Treasury can appeal. Today, we await the final decision.	8,710

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	10611.720630/2017-16	This is an administrative claim about a fine for the incorrectness of an import declaration.	The administrative defensive arguments were presented September 28, 2017. The Court dismissed the Company’s appeal in August 2019. Then on September 17, 2019, Company filed a special appeal (CRSF (Higher Tax Appeals Chamber)) that is pending a decision. A hearing will be held on October 19, 2022.	17,404

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	10611.720852/2016-58	An improper charge of the Contribution for the Financing of Social Security (COFINS) on an import	We are currently awaiting a decision. There is no predictable decision date because it depends on the court of the government agency.	12,399

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	16692.721.933/2017-80	The Internal Revenue Service of Brazil issued a notice of violation because TAM applied for credits offsetting the contributions for the Social Integration Program (PIS) and the Social Security Funding Contribution (COFINS) that do not bear a direct relationship to air transport (Referring to 2012).	An administrative defense was presented on May 29, 2018. The process has become a judicial proceeding.	25,380

SNEA (Sindicato Nacional das empresas aeroviárias)	União Federal	0012177-54.2016.4.01.3400	A claim against the 72% increase in airport control fees (TAT-ADR) and approach control fees (TAT-APP) charged by the Airspace Control Department (“DECEA”).	A decision is now pending on the appeal presented by SNEA.	77,147

TAM Linhas Aéreas S/A	União Federal	2001.51.01.020420-0	TAM and other airlines filed a recourse claim seeking a finding that there is no legal or tax basis to be released from collecting the Additional Airport Fee (“ATAERO”).	A decision by the superior court is pending. The amount is indeterminate because even though TAM is the plaintiff, if the ruling is against it, it could be ordered to pay a fee.	-0-

TAM Linhas Aéreas S/A	Delegacia da Receita Federal	10880-900.424/2018-07	This is a claim for a negative Legal Entity Income Tax (IRPJ) balance for the 2014 calendar year (2015 fiscal year) because set-offs were not allowed.	The administrative defensive arguments were presented March 19, 2018. An administrative decision is now pending.	13,661

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	19515-720.823/2018-11	An administrative claim to collect alleged differences in SAT payments for the periods 11/2013 to 12/2017.	A defense was presented on November 28, 2018. The Court dismissed the Company’s appeal in August 2019. Then on September 17, 2019, Company filed a voluntary appeal (CRSF (Administrative Tax Appeals Board)) that is pending a decision.	101,238

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$
TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938832/2013-19	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the second quarter of 2011, which were determined to be in the non-cumulative system	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	18,806

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938834/2013-16	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the third quarter of 2011, which were determined to be in the non-cumulative system.	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	13,980

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938837/2013-41	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the fourth quarter of 2011, which were determined to be in the non-cumulative system.	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	18,191

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938838/2013-96	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the first quarter of 2012, which were determined to be in the non-cumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	11,637

LATAM Airlines Group Argentina, Brasil, Perú, Ecuador, y TAM Mercosur.	Commercial and Civil Trial Court No. 11 of Buenos Aires.	1408/2017	Consumidores Libres Coop. Ltda. filed this claim on March 14, 2017 regarding a provision of services. It petitioned for the reimbursement of certain fees or the difference in fees charged for passengers who purchased a ticket in the last 10 years but did not use it.	Federal Commercial and Civil Trial Court No. 11 in the city of Buenos Aires. After two years of arguments on jurisdiction and competence, the claim was assigned to this court and an answer was filed on March 19, 2019. The Court ruled in favor of the defendants on March 26, 2021, denying the precautionary measure petitioned by the plaintiff. The evidentiary stage has not yet begun in this case.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10.880.938842/2013-54	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	13,458

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10.880.93844/2013-43	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	12,292

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10880.938841/2013-18	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the second quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	12,161

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS
TAM Linhas Aéreas S.A	Receita Federal de Brasil	10840.727719/2019-71	Collection of PIS / COFINS tax for the period of 2014.	We presented our administrative defense on January 11, 2020. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	35,319
Latam-Airlines Ecuador S.A.	Tribunal Distrital de lo Fiscal	17509-2014-0088	An audit of the 2006 Income Tax Return that disallowed fuel expenses, fees and other items because the necessary support was not provided, according to Management.	On August 6, 2018, the District Tax Claims Court rendered a decision denying the request for a refund of a mistaken payment. An appeal seeking vacation of this judgment by the Court was filed on September 5th and we are awaiting a decision by the Appellate judges. As of December 31, 2018, the attorneys believed that the probability of recovering this sum had fallen to 30%-40% because of the pressure being put by the Executive Branch on the National Court of Justice and the Judiciary in general for rulings not to affect government revenues and because the case involves differences that are based on insufficient documentation supporting the expense. Given the percentage loss (above 50%), the accounting write-off of this recovery has been carried out.	12,505

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$
Latam Airlines Group S.A.	Southern District of Florida. United States District Court	19cv23965

A lawsuit filed by Jose Ramon Lopez Regueiro against American Airlines Inc. and Latam Airlines Group S.A. seeking an indemnity for damages caused by the commercial use of the Jose Marti International Airport in Cuba that he says were repaired and reconditioned by his family before the change in government in 1959.

				Latam Airlines Group S.A. was served this claim on September 27, 2019. LATAM Airlines Group filed a motion to dismiss on November 26, 2019. In response, a motion to suspend discovery was filed on December 23, 2019 while the Court was deciding on the motion to dismiss. The process was under a temporary Suspension Order from April 6, 2020 to September 2021 because of the inability to proceed regularly as a result of the indefinite duration and restrictions imposed by the world pandemic. Jose Ramon Lopez Regueiro filed a Second Amendment to the Claim on September 27, 2021 of undetermined amount. This case was dismissed by the Court on June 30, 2022 because the property was not confiscated by a U.S. national and the plaintiff was not a U.S. citizen when they acquired the alleged claim to the property or at least not before the enactment of the Helms-Burton Act (March 12, 1996). The provision is undetermined.	-0-

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910559/2017-91	Compensation non equate by Cofins	It is about the non-approved compensation of Cofins. Administrative defense submitted (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	10,505

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910547/2017-67	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	12,169

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910553/2017-14	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	11,692

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910555/2017-11	Compensation non equate by Cofins	We presented our administrative defense (Manifestaçã o de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	12,339

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910560/2017-16	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	10,731

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910550/2017-81	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	12,489

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910549/2017-56	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	10,458

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910557/2017-01	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	9,900

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10840.722712/2020-05	Administrative trial that deals with the collection of PIS/Cofins proportionality (fiscal year 2015).	We presented our administrative defense (Manifestação de Inconformidade). A decision is pending. The Company filed a voluntary appeal (CARF) that is pending a decision.	28,057

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.978948/2019-86	It is about the non-approved compensation/reimbursement of Cofins for the 4th Quarter of 2015.	TAM filed its administrative defense on July 14, 2020. A decision is pending. The Company filed a voluntary appeal (CARF) that is pending a decision.	15,804

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.978946/2019-97	It is about the non-approved compensation/reimbursement of Cofins for the 3th Quarter of 2015	TAM filed its administrative defense on July 14, 2020. A decision is pending. The Company filed a voluntary appeal (CARF) that is pending a decision.	9,571

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.978944/2019-06	It is about the non-approved compensation/reimbursement of Cofins for the 2th Quarter of 2015	TAM filed its administrative defense on July 14, 2020. A decision is pending. The Company filed a voluntary appeal (CARF) that is pending a decision.	10,151

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$
Latam Airlines Group S.A	23° Juzgado Civil de Santiago	C-8498-2020	Class Action Lawsuit filed by the National Corporation of Consumers and Users (CONADECUS) against LATAM Airlines Group S.A. for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 Pandemic, requesting the nullity of possible abusive clauses, the imposition of fines and compensation for damages in defense of the collective interest of consumers. LATAM has hired specialist lawyers to undertake its defense.

On 06/25/2020 we were notified of the lawsuit. On 04/07/2020 we filed a motion for reversal against the ruling that declared the action filed by CONADECUS admissible, the decision is pending to date. On 07/11/2020 we requested the Court to comply with the suspension of this case, ruled by the 2nd Civil Court of Santiago, in recognition of the foreign reorganization procedure pursuant to Law No. 20,720, for the entire period that said proceeding lasts, a request that was accepted by the Court. CONADECUS filed a remedy of reconsideration and an appeal against this resolution should the remedy of reconsideration be dismissed. The Court dismissed the reconsideration on August 3, 2020, but admitted the appeal. The appeal is currently pending before the Santiago Court of Appeals. The amount at the moment is undetermined.

New York Case. Parallel to the lawsuit in Chile, on August 31, 2020, CONADECUS filed on appeal with U.S. Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) because of the automatic suspension imposed by Section 362 of the U.S. Bankruptcy Code that, among other things, prohibits the parties from filing or continuing with claims that involve a preliminary petition against the Borrowers. CONADECUS petitioned (i) for a stay of the automatic suspension to the extent necessary to continue with the class action against LATAM in Chile and (ii) for a joint hearing by the Bankruptcy Court and the Second Civil Court of Santiago in Chile (the “Chile Insolvency Court”) to hear the matters relating to the claims of CONADECUS in Chile. On December 18, 2020, the Bankruptcy Court sustained part of CONADECUS’s petition, but only to allow it to continue its appeal against the decision by the 23rd Civil Court of Santiago and solely so that the Court of Appeals can decide whether or not a stay is admissible under Chilean insolvency law. On December 31, 2020, CONADECUS petitioned to continue with its appeal against the decision by the 25th Civil Court that approved the reconciliation between AGRECU and LATAM. On February 9, 2021, the Bankruptcy Court sustained just one of the petitions of CONADECUS. As a result, they can continue their appeal against the decision by the 25th Civil Court that approved the reconciliation of AGRECU and LATAM.

-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$
Latam Airlines Group S.A	23° Juzgado Civil de Santiago	C-8903-2020	Class Action Lawsuit filed by AGRECU against LATAM Airlines Group S.A. for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 Pandemic, requesting the nullity of possible abusive clauses, the imposition of fines and compensation for damages in defense of the collective interest of consumers. LATAM has hired specialist lawyers to undertake its defense.	On July 7, 2020 we were notified of the lawsuit. We filed our answer to the claim on August 21, 2020. A settlement was reached with AGRECU at that hearing that was approved by the Court on October 5, 2020. On October 7, 2020, the 25th Civil Court confirmed that the decision approving the settlement was final and binding. CONADECUS filed a brief on October 4, 2020 to become a party and oppose the agreement, which was dismissed on October 5, 2020. It petitioned for an official correction on October 8, 2020 and the annulment of all proceedings on October 22, 2020, which were dismissed, costs payable by CONADECUS, on November 16, 2020 and November 20, 2020, respectively. LATAM presented reports on the implementation of the agreement on May 19, 2021, November 19, 2021 and May 19, 2022, which concluded its obligation to report on that implementation. CONADECUS still has appeals pending against these decisions. The amount at the moment is undetermined.	-0-

TAM Linhas Aéreas S.A	Receita Federal de Brasil	13074.726429/2021-41	It is about the non-approved compensation/reimbursement of Cofins for the periods 07/2016 to 06/2017.	TAM filed its administrative defense. (Manifestação de Inconformidade). A decision is pending.	15,900

TAM Linhas Aéreas S.A	Receita Federal de Brasil	2007.34.00.009919-3(0009850-54.2007.4.01.3400)	A lawsuit seeking to review the incidence of the Social Security Contribution taxed on 1/3 of vacations, maternity payments and medical leave for accident.	A decision is pending	62,367

Tam Linhas Aéreas S/A.	Justicia Cível do Rio de Janeiro/RJ	0117185-03.2013.8.19.0001	MAIS Linhas Aéreas filed a claim seeking an indemnity for alleged loss of profit during the period when one of its aircraft was being repaired at the LATAM Technology Center in Sao Carlos, Sao Paulo.	TAM was ordered to pay an indemnity to Mais Linhas for loss of profit and moral damage, estimated to be R$48 million. Both parties appealed the decision, but the Rio de Janeiro Court has not issued a ruling on the appeals. Before any appeals decision is rendered, Mais filed a provisional enforcement petition for R$48 million. TAM appealed that petition on September 21, 2021, and presented guarantee insurance on the record to keep its accounts from being frozen.	8,939

TAM Linhas Aéreas S.A.	Delegacía da Receita Federal	13896.720385/2017-96	It is about the refund request regarding the negative balance of IRPJ, corresponding to the calendar year 2011.	Presented the defense, which was denied by RFB. TAM resource partially accepted. A decision is pending	28,174

TAM Linhas Aéreas S.A.	Tribunal del Trabajo de Brasília/DF	0000038-25.2021.5.10.0017	This civil suit was filed by the National Pilots Union seeking that the company be ordered to pay for meals daily when pilots are on alert status.	The hearing is scheduled for December 5, 2022.	10,937

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	13896.720386/2017-31	This claim is seeking reimbursement of the negative balance of the social tax on net profits (CSLL) from the 2011 calendar year.	The defensive arguments were presented, but the claim was denied by the Brazilian Federal Revenue Agency (RFB). TAM’s appeal was sustained in part. Service is pending.	10,142

TAM Linhas Aéreas S.A.	UNIÃO FEDERAL	0052711-85.1998.4.01.0000	An indemnity claim to collect a differentiated price from the Federal Union because of the disruption of the economic equilibrium in the concession agreements between 1988 and 1992. The indemnity, should the action prosper, cannot be estimated (Price Freeze).	The lawsuit began in 1993. In 1998, there was a decision favorable to TAM. The process reached the Court, and in 2019, the decision was against TAM. The company has appealed and a decision is pending.	-0-

TAM Linhas Aéreas S.A	UNIÃO FEDERAL	1012674-80.2018.4.01.3400	Legal actions for members to have the right to collect contributions in the payroll collectible on the basis of gross sales.	This claim was filed in 2018. In January 2020, a decision favorable to the Company was rendered so that contributions would be collected on the basis of gross income. The company recently learned that the Superior Courts are rendering decisions unfavorable to contributors. They have ruled against the contributor in a recent decision (jointly with the legal team and prosecutor). A provision has been made in the accounting for KUS$16,197 (R$87,817,738.58).	-0-

TAM Linhas Aéreas S.A	Tribunal do Trabajo de São Paulo	1000115-90.2022.5.02.0312	A class action whereby the Air Transport Union is petitioning for payment of additional hazardous and unhealthy work retroactively and in the future for maintenance/CML employees.	The instruction hearing is pending in this case, scheduled for 12:02 p.m. on November 16, 2022.	12,431

-	In order to deal with any financial obligations arising from legal proceedings in effect at September 30, 2022, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 20.

-	The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

-	Considering the returns of aircrafts and engines made through the reorganization process, in accordance with the regulations established in Chapter 11 of Title 11 of the Code of the United States of America, which allows the rejection of some contracts, the counterparties could file claims that, in the case of being admitted by the Court, could result in contingent obligations for the Company.

(*)	The Company has reported the amounts involved only for the lawsuits for which a reliable estimation can be made of the financial impacts and of the possibility of any recovery, pursuant to Paragraph 86 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

II.	Governmental Investigations.

1) On April 6, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecutor's Office (FNE), which begins an investigation Role No. 2530-19 into the LATAM Pass frequent passenger program. The last activity in this investigation corresponds to request for information received in May 2019.

2) On July 9, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecutor's Office (FNE) which begins an investigation Role No. 2565-19 into the Alliance Agreement between LATAM Airlines Group S.A. and American Airlines INC. The most recent activity in this case is a response sent to the National Economic Prosecutor’s Office (FNE) on August 25, 2022 in answer to a request for clarification by the FNE in relation to an official letter in June of this year.

3) On July 26, 2019, the National Consumer Service of Chile (SERNAC) issued the Ordinary Resolution No. 12,711 which proposed to initiate a collective voluntary mediation procedure on effectively informing passengers of their rights in cases of cancellation of flights or no show to boarding, as well as the obligation to return the respective boarding fees as provided by art. 133 C of the Aeronautical Code. The Company has voluntarily decided to participate in this proceeding, in which an agreement was reached on March 18, 2020, which implies the return of shipping fees from September 1, 2021, with an initial amount of ThUS$ 5,165, plus ThUS$ 565, as well as information to each passenger who has not flown since March 18, 2020, that their boarding fees are available. On January 18, 2021, the 14th Civil Court of Santiago approved the aforesaid agreement. LATAM published an abstract of the decision in nationwide newspapers in compliance with the law. LATAM began performance of the agreement on September 3, 2021. In April and October 2022, the external auditors presented preliminary reports agreed upon with the National Consumer Service (SERNAC).

4) On October 15, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecuting Authority (FNE) which begins an investigation Role N°2585-19 into the agreement between LATAM Airlines Group S.A. and Delta Airlines, Inc. On August 13, 2021 FNE, Delta and LATAM reached an out-of-court agreement that put an end to this investigation. On August 25, 2022, the Tribunal de Defensa de la Libre Competencia approved the out-of-court agreement reached by LATAM and Delta Air Lines with the National Economic Prosecuting Authority.

5) LATAM Airlines Group S.A. received a resolution by the National Economic Prosecutor (FNE) on February 1, 2018 beginning Investigation 2484-18 on air cargo carriage. On August 25, 2022, LATAM sent a letter to the FNE accompanying information related to the LATAM Cargo website, complying with the request of the National Economic Prosecutor. The last activity in this investigation corresponds to an official letter from the FNE received on 10/24/2022 that must be answered on 11/08/2022.

6) LATAM Airlines Group S.A. received a resolution by the National Economic Prosecutor (FNE) on August 12, 2021 beginning Investigation N° 2669-21 on compliance with condition VII Res. N° 37/2011 H. TDLC related to restrictions as to certain codeshare agreements. The most recent activity in this investigation was an official letter received in June of this year, which was answered on July 21, 2022.

7) On September 16, 2021, the National Consumer Service of Chile (SERNAC) issued the Ordinary Resolution No. 721 which proposed to LATAM Airlines Group S.A. a collective voluntary mediation procedure regarding the execution of solutions offered by the Company to customers during the COVID-19 pandemic. The Company decided to voluntary participate in the mediation procedure, which resulted an agreement on April 20, 2022. Pursuant the agreement, an external auditor will review the fulfillment, by the Company, of the solutions offered to customers between July 17, 2020, and September 16, 2021. Additionally, the external auditor must report to SERNAC any measure aiming to enhance customer service and implemented by the Company between the July 17, 2020, and October 13, 2022, timeframe. The implementation of the agreement begun on May 13, 2022. The external auditors presented the preliminary report agreed upon with the National Consumer Service (SERNAC) on August 19, 2022.

8) On May 21, 2022, Agunsa filed a petition for a preliminary preparatory measure of exhibition of documents in respect of Aerosan, Depocargo, Sociedad Concesionaria Nuevo Pudahuel and Fast Air in which Agunsa claimed that it was impacted by alleged anti-competition practices on the import cargo warehousing market at the Arturo Merino Benitez International Airport. Fast Air was served on June 9, 2022 and on June 13, 2022, it lodged opposition against this petition, which was partially sustained by the Antitrust Court (TDLC) on July 19, 2022, in which the new exhibition date was set as August 22nd (the original date set by the court was July 1, 2022). On July 25, 2022, Fast Air requested a reconsideration of this latter court decision and petitioned that the temporary scope of the exhibition be reduced. Fast Air’s petition was sustained and the scope of the documents to be revealed was limited even further. On August 12th, Fast Air petitioned that a new date and time be set for the exhibition hearing. The court granted this latter request on August 17th and set the exhibition date as August 31st. Fast Air appeared with 368 files and asked for confidentiality and/or secrecy of all of the information presented. The TDLC said it would decide on the request for confidentiality.

9) On October 27, 2021, LATAM Airlines Group S.A. received an official letter from the Office of Aviation Consumer Protection of the U.S. Department of Transportation (DOT) asking about the delay in making and/or refusal to make reimbursements to passengers potentially impacted by flight cancellations during the pandemic (March 20, 2020 to July 31, 2021), a potential violation of requirements under 14 CFR Part 259 and 49 U.S.C. § 41712. The most recent activity in this investigation is a response sent by LATAM Airlines Group on July 19, 2022 to a request by the DOT to explain related information provided by LATAM Airlines Group S.A. in December 2021 and March 2022.

NOTE 31 - COMMITMENTS

(a) Commitments for loans obtained

In relation to certain contracts committed by the Company for the financing of the Boeing 777 aircraft, which are guaranteed by Export – Import Bank of the United States of America, commencing on January 1, 2023, limits have been established for some financial indicators of LATAM Airlines Group S.A. on a consolidated basis. Under any circumstance, non-compliance of this limits, does not generate credit acceleration.

The Company and its subsidiaries do not have credit agreements that indicate limits to some financial indicators of the Company or the subsidiaries, with the exception of those detailed below:

Regarding the revolving committed credit line (“Revolving Credit Facility”) established with a consortium of twelve banks led by Citibank, with a guarantee of aircraft, engines, spare parts and supplies for a total committed amount of US $ 600 million, it includes restrictions of minimum liquidity, measured at the Consolidated Company level (with a minimum level of US $ 750 million) and individually measured for LATAM Airlines Group S.A. companies and TAM Linhas Aéreas S.A. (with a minimum level of US $ 400 million). Compliance with these restrictions is a prerequisite for using the line; if the line is used, said restrictions must be reported quarterly, and non-compliance with these restrictions will accelerate credit. As of September 30, 2022, this line of credit is fully used.

LATAM's obligations to the lenders of the DIP Financing have a super administrative preference recognized under Chapter 11 of the U.S. Bankruptcy Code with respect to the other liabilities of the company and entities of its corporate group that have filed for Chapter 11 Proceedings ("Related Subsidiaries") prior to the commencement of the Chapter 11 Proceeding.

In addition, in order to secure the debt under the DIP Financing, LATAM and the Related Subsidiaries granted certain guarantees, including, but not limited to, (i) in-rem guarantees to be granted over certain specified assets, such as spare engines, spare inventory, shares in certain subsidiaries (including, but not limited to, (a) a pledge over the shares owned by LATAM in LAN Cargo S.A., Inversiones Lan S.A., Lan Pax Group S.A., LATAM Travel II S.A., Technical Training Latam S.A. and Holdco I S.A., (b) pledge over the shares owned by LAN Cargo S.A. in Transporte Aéreo S.A., Inversiones Lan S.A., Fast Air Almacenes de Carga S.A. and Lan Cargo Inversiones S.A. and (c) pledge over the shares owned by Inversiones LAN S.A. in LAN Cargo S.A., Transporte Aéreo S.A., Lan Pax Group S.A., Fast Air Almacenes de Carga S.A., LATAM Travel Chile II S.A., Technical Training LATAM S.A. and Lan Cargo Inversiones S.A.), among others, under the laws of the jurisdictions in which they are located, (ii) personal guarantees of the Related Subsidiaries and (iii) a in-rem guarantee of general nature over the assets of LATAM and the Related Subsidiaries other than certain "Excluded Assets" comprising, among other things, the aircraft and the "Carve-Out" including, among other things, certain funds assigned for expenses of the Chapter 11 Proceedings.

On January 12, 2022, the company signed the "Backstop Commitment Agreement", which contemplates as one of the causes that enables the termination of the mentioned contract, that the Debtors, at the end of any month, present a liquidity at a lower consolidated level of: (i) US$ 1.75 billion in January 2022; (ii) US$ 1.65 billion in February 2022; (iii) US$ 1.55 billion in March 2022; (iv) US$ 1.25 billion in April 2022; (v) US$ 1.2 billion in May 2022; (vi) US$1.15 billion in June 2022; (vi) US$ 1.15 billion in July 2022; (vi) US$1 billion in August 2022, or (vii) US$ 950 million in September 2022 or any month thereafter. Consolidated liquidity includes unrestricted cash and cash equivalents of LATAM and its subsidiaries and the aggregate principal amount committed and available to be drawn by LATAM and its subsidiaries (taking into account all borrowing base limitations and other restrictions on borrowing) under all revolving credit facilities, including the DIP Financing.

On March 14, 2022, the Bankruptcy Court of the Southern District of New York approved the new proposal of the consolidated and modified text of the contract called Super-Priority Debtor-In-Possession Term Loan Agreement, which was issued on April 8 of 2022 and that contemplates minimum liquidity restrictions of at least US$400 million at the consolidated level.

(b) Other commitments

At September 30, 2022 the Company has existing letters of credit, certificates of deposits and warranty insurance policies as follows:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	Date
Superintendencia Nacional de Aduanas y de Administración Tributaria	Latam Airlines Perú S.A.	Forty-four letters of credit	177,576	Nov 23, 2022
Lima Airport Partners S.R.L.	Latam Airlines Perú S.A.	Two letters of credit	1,150	Nov 30, 2022
Servicio Nacional de Aduana del Ecuador	Latam Airlines Ecuador S.A.	Four letters of credit	2,130	Aug 5, 2023
Aena Aeropuertos S.A.	Latam Airlines Group S.A.	Three letters of credit	1,062	Nov 15, 2022
American Alternative Insurance Corporation	Latam Airlines Group S.A.	Eighteen letters of credit	6,460	Nov 9, 2022
Comisión Europea	Latam Airlines Group S.A.	One letter of credit	2,321	Mar 29, 2023
Metropolitan Dade County	Latam Airlines Group S.A.	Five letters of credit	2,281	Mar 13, 2023
JFK International Air Terminal LLC.	Latam Airlines Group S.A.	One letter of credit	2,300	Jan 27, 2023
Servicio Nacional de Aduanas	Latam Airlines Group S.A.	Three letters of credit	1,213	Jul 28, 2023
Isoceles	Latam Airlines Group S.A.	One letter of credit	41,000	Aug 6, 2023
BBVA	Latam Airlines Group S.A.	One letter of credit	3,703	Jan 17, 2023
Procon	Tam Linhas Aéreas S.A.	Two insurance policy guarantee	2,342	Nov 11, 2025
União Federal	Tam Linhas Aéreas S.A.	Five insurance policy guarantee	8,902	Feb 4, 2025
Vara das Execuções Fiscais Estaduais Da Comarca De São Paulo.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	8,945	Apr 15, 2025
Vara das Execuções Fiscais Estaduais Da Comarca De São Paulo.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	1,486	Apr 24, 2025
Vara das Execuções Fiscais Estaduais Da Comarca De São Paulo.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	1,387	Jul 5, 2023
Procon	Tam Linhas Aéreas S.A.	Six insurance policy guarantee	8,393	Apr 1, 2023
17a Vara Cível da Comarca da Capital de João Pessoa/PB.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	2,356	Jun 25, 2023
14ª Vara Federal da Seção Judiciária de Distrito Federal	Tam Linhas Aéreas S.A.	One insurance policy guarantee	1,407	May 29, 2025
Vara Civel Campinas SP.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	1,654	Jun 14, 2024
JFK International Air Terminal LLC.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	1,300	Jan 25, 2023
7ª Turma do Tribunal Regional Federal da 1ª Região.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	43,024	Apr 20, 2023
Bond Safeguard Insurance Company.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	2,700	Jul 20, 2023
Fundacao de Protecao e Defesa do Consumidor Procon.	Tam Linhas Aéreas S.A.	Two insurance policy guarantee	4,278	Sep 20, 2023
Uniao Federal Fazenda Nacional.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	29,515	Jul 30, 2024
Uniao Federal PGFN.	Tam Linhas Aéreas S.A.	Three insurance policy guarantee	18,478	Jan 1, 2024
Uniao Federal Fazenda Nacional.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	2,360	Nov 16, 2025
1° Vara de Execuções Fiscais e de Crimes contra a Ordem Trib da Com de Fortaleza.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	2,336	Dec 31, 2022
Fundacao de Protecao e Defesa do Consumidor Procon.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	2,025	Feb 10, 2026
Fiança TAM Linhas Aéreas x Juiz Federal de uma das varas da Seção Judiciária de Brasília.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	1,688	Dec 31, 2022
Juizo de Direito da Vara da Fazenda Publica Estadual da Comarca Da Capital do Estado do Rio de Janeiro.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	1,212	Dec 31, 2022
Municipio Do Rio De Janeiro.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	1,155	Dec 31, 2022
Vara das Execuções Fiscais Estaduais Da Comarca De São Paulo.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	1,127	Dec 31, 2022
Fundacao de Protecao e Defesa do Consumidor Do Estado De São Paulo.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	1,074	Dec 31, 2022
Tribunal de Justição de São Paulo.	Tam Linhas Aéreas S.A.	Two insurance policy guarantee	1,499	Dec 31, 2022
Uniao Federal Fazenda Nacional	Absa Linhas Aereas Brasileira S.A.	Three insurance policy guarantee	28,550	May 19, 2023
Uniao Federal PGFN	Absa Linhas Aereas Brasileira S.A.	Two insurance policy guarantee	20,691	May 22, 2023
Tribunal de Justição de São Paulo.	Absa Linhas Aereas Brasileira S.A.	Two insurance policy guarantee	5,839	Dec 31, 2022
3ª Vara Federal da Subseção Judiciária de Campinas SP	Absa Linhas Aereas Brasileira S.A.	One insurance policy guarantee	1,837	Dec 31, 2022
7ª Turma do Tribunal Regional Federal da 1ª Região	Absa Linhas Aereas Brasileira S.A.	One insurance policy guarantee	1,679	May 7, 2023
			450,435

Letters of credit related to assets for right of use are included in Note 16 Properties, plants and equipment letter (d) Additional information Properties, plants and equipment, in numeral (i) Properties, plants and equipment pledget at guarantee.

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES

(a)	Details of transactions with related parties as follows:

						Transaction amount
		Nature of		Nature of		with related parties
		relationship with	Country	related parties		As of September 30,
Tax No.	Related party	related parties	of origin	transactions	Currency	2022	2021
						ThUS$	ThUS$
						Unaudited
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	Tickets sales	CLP	45	1
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	Services provided	CLP	35	10
96.989.370-3	Rio Dulce S.A.	Related director	Chile	Tickets sales	CLP	2	8
Foreign	Patagonia Seafarms INC	Related director	U.S.A	Services provided of cargo transport	US$	-	15
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	Real estate leases received	ARS	(52)	(32)
					USD	-	(5)
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Common shareholder	Brazil	Services provided	BRL	4	5
Foreign	Qatar Airways	Indirect shareholder	Qatar	Interlineal received service	US$	(15,017)	(4,759)
				Interlineal provided service	US$	22,217	4,137
				Services provided of handling	US$	529	1,056
				Services provided / received others	US$	(4,166)	267
Foreign	Delta Air Lines, Inc.	Shareholder	U.S.A	Interlineal received service	US$	(71,797)	(5,486)
				Interlineal provided service	US$	76,228	4,527
				(*) Loans received	US$	(70,707)	-
				(*) Interest received	US$	(7,968)	-
				Services provided maintenance	US$	-	(6)
				Others		(5,739)	(123)
81.062.300-4	Costa Verde Aeronautica S.A.	Common shareholder	Chile	(*) Interest received	US$	(18,998)	(24,690)
				(*) Loans received	US$	(62,497)	(34,694)
Foreign	QA Investments Ltd	Common shareholder	Jersey Channel Islands	(*) Loans received	US$	(78,121)	(43,367)
				(*) Interest received	US$	(23,747)	(30,862)
Foreign	QA Investments 2 Ltd	Common shareholder	Jersey Channel Islands	(*) Loans received	US$	(7,414)	(43,367)
				(*) Interest received	US$	(15,780)	(30,862)
Foreign	Lozuy S.A.	Common shareholder	Uruguay	(*) Loans received	US$	(15,624)	(8,673)
				(*) Interest accrued	US$	(4,749)	(6,172)

(*)	Operations corresponding to DIP loans tranche C.

The balances corresponding to Accounts receivable and accounts payable to related entities are disclosed in Note 9.

Transactions between related parties have been carried out under market conditions and duly informed.

(b) Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and macro guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Senior Directors.

	For the 9 months ended		For the 3 months ended
	September 30,		September 30,
	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Remuneration	8,031	7,412	2,338	2,367
Management fees	865	650	218	286
Non-monetary benefits	460	406	116	191
Short-term benefits	8,444	8,740	2,813	2,916
Termination benefits (*)	1,157	513	-	118
Total	18,957	17,721	5,485	5,878

(*)	Includes termination benefits ThUS $ 1,157, related to the reorganization within the framework of Chapter 11 and classified as expenses of restructuring activities, for the 9 months ended September 30, 2022. (Note 26).

NOTE 33 - SHARE-BASED PAYMENTS

LP3 compensation plans (2020-2023)

The Company implemented a program for a group of executives, which lasts until March 2023, with a period of enforceability between October 2020 and March 2023, where the collection percentage is annual and cumulative. The methodology is an allocation of quantity of units, where a goal of the value of the action is set.

The bonus is activated, if the target of the share price defined in each year is met. In case the bonus accumulates, up to the last year, the total bonus is doubled (in case the share price is activated).

This Compensation Plan has not yet been provisioned due to the fact that the action price required for collection is below the initial target.

NOTE 34 - STATEMENT OF CASH FLOWS

(a)	The Company has carried out non-monetary transactions mainly related to financial lease and lease liabilities, which are described in Note 18 Other financial liabilities.

(b)	Other inflows (outflows) of cash:

	For the period ended
	September 30,
	2022	2021
	ThUS$	ThUS$
	Unaudited

Fuel hedge	10,452	7,464
Hedging margin guarantees	715	(4,156)
Tax paid on bank transactions	(1,706)	(2,514)
Fuel derivatives premiums	-	(12,128)
Bank commissions, taxes paid and other	(4,504)	(5,880)
Guarantees	(72,486)	(18,589)
Court deposits	(15,760)	(13,854)
Total Other inflows (outflows) Operation flow	(83,289)	(49,657)

Tax paid on bank transactions	-	(425)
Guarantee deposit received from the sale of aircraft	6,300	18,900
Total Other inflows (outflows) Investment flow	6,300	18,475

Debt Issuance Cost - Stamp Tax	(12,077)	-
Debts Issuance Cost - Legal advice related to debt	(57,971)	(6,481)

Total Other inflows (outflows) Financing flow	(70,048)	(6,481)

(c)	Dividends:

As of September 30, 2022 and 2021, there were no disbursements associated with this concept.

(d)	Reconciliation of liabilities arising from financing activities:

		Cash flows
	As of	Obtainment	Payment			Non cash-Flow Movements		As of
Obligations with financial institutions	December 31, 2021	Capital	Capital	Interests	Legal advice relaed to debt	Interest accrued and others (*)	Reclassifications	September 30, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Loans to exporters	159,161	-	-	-	-	2,286	-	161,447
Bank loans	521,838	-	(8,869)	(2,710)	-	71,472	-	581,731
Guaranteed obligations	510,535	-	(14,433)	(9,601)	(25)	9,611	(167,942)	328,145
Other guaranteed obligations	2,725,422	2,779,476	(1,748,138)	(233,770)	(57,944)	295,521	6,544	3,767,111
Obligation with the public	2,253,198	-	-	-	-	82,365	-	2,335,563
Financial leases	1,189,182	-	(179,738)	(22,767)	-	30,772	221,291	1,238,740
Other loans	76,508	-	-	-	-	4,751	-	81,259
Lease liability	2,960,638	-	(76,336)	(24,706)	(2)	368,404	(59,893)	3,168,105
Total Obligations with financial institutions	10,396,482	2,779,476	(2,027,514)	(293,554)	(57,971)	865,182	-	11,662,101

		Cash flows
	As of	Obtainment	Payment			Non cash-Flow Movements		As of
Obligations with financial institutions	December 31, 2020	Capital	Capital	Interests	Legal advice relaed to debt	Interest accrued and others	Reclassifications	September 30, 2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Loans to exporters	151,701	-	-	-	-	5,078	-	156,779
Bank loans	525,273	-	-	-	-	29,550	-	554,823
Guaranteed obligations	1,318,856	-	(12,190)	(14,153)	-	(297,735)	(263,035)	731,743
Other guaranteed obligations	1,939,116	370,465	(21,175)	(21,647)	-	175,613	-	2,442,372
Obligation with the public	2,183,407	-	-	-	-	42,469	-	2,225,876
Financial leases	1,614,501	-	(312,618)	(33,082)	-	(173,803)	263,035	1,358,033
Other loans	-	-	-	-	-	53,915	-	53,915
Lease liability	3,121,006	-	(97,438)	(17,019)	-	(285,932)	-	2,720,617
Total Obligations with financial institutions	10,853,860	370,465	(443,421)	(85,901)	-	(450,845)	-	10,244,158

(*)	During the 2022 period there were no rejections of fleet contracts, for which there is no associated amount of accrued interest and others to this concept. (ThUS$ (20,106) as of September 30, 2021).

(e)	Advances of aircraft

Corresponds to the cash flows associated with aircraft purchases, which are included in the statement of consolidated cash flow, in the item Purchases of properties, plants and equipment.

As of September 30, 2022 and 2021, there were no payments associated with this concept.

(f)	Additions of property, plant and equipment and Intangibles

	For the period ended
	At September 30,
	2022	2021
	ThUS$	ThUS$
	Unaudited
Net cash flows from
Purchases of property, plant and equiment	462,127	356,050
Additions associated with maintenance	222,959	188,100
Other additions	239,168	167,950

Purchases of intangible assets	34,565	64,797
Other additions	34,565	64,797

(g)	The net effect of the application of hyperinflation in the consolidated cash flow statement corresponds to:

	For the period ended
	September 30,
	2022	2021
	ThUS$	ThUS$
	Unaudited
Net cash flows from (used in) operating activities	143	(7,226)
Net cash flows from (used in) investment activities	(118)	1,020
Net cash flows from (used in) financing activities	-	-
Effects of variation in the exchange rate on cash and cash equivalents	(25)	6,206
Net increase (decrease) in cash and cash equivalents	-	-

NOTE 35 - THE ENVIRONMENT

LATAM Airlines Group S.A is dedicated to sustainable development, seeking to generate social, economic, and environmental value for the countries where it operates and for all its stakeholders. The company manages socio-environmental issues at a corporate level, centralized in the Corporate Affairs and Sustainability Department. The company is committed to monitoring and mitigating its impact on the environment in all its ground and air operations, being a key element in the solution, and searching for alternatives to the challenges of the company and its environment.

The main functions of Corporate Affairs and Sustainability Department in environmental issues, in conjunction with the various areas of the company, are to ensure that environmental legal compliance is maintained in all the countries where it is present, to implement and maintain corporate environmental management, the efficient use of non-renewable resources such as aircraft fuel, the responsible disposal of its waste, and the development of programs and actions that allow it to reduce its greenhouse gas emissions, seeking to generate environmental benefits, social and economic for the company and the countries where it operates.

LATAM's sustainability strategy launched in 2021 is based on 4 action fronts: Environmental Management System, Climate Change Management, Circular Economy and Shared Value, and from these, it manages different areas related to the environment. With these pillars, the company seeks to generate social, environmental, and economic value for society and business, anticipating the risks inherent in the sustainability challenges posed by the current and future scenarios.

The aspects addressed in from each pillar of the strategy are presented below:

Environmental Management System

The company is working to standardize its environmental management system at a cross-cutting level and under the same structure, it seeks to certify its operation under stage II of the IATA Environmental Assessment Program (IEnvA), which is designed to evaluate and improve, independently, the environmental management of airlines, given that in addition to being based on the ISO 14001 standard, it involves the best practices of the industry.

Climate Change Management

To manage its carbon footprint and contribute to the protection of strategic ecosystems in the region, LATAM has set a goal to offset the equivalent of 50% of domestic emissions by 2030 and be carbon-neutral by 2050, for this it has focused its strategy in:

1.	Efficient operation: with the implementation of LATAM Fuel Efficiency, a corporate program for the efficient use of fuel that considers initiatives in all areas of the company that have an impact on fuel consumption.

2.	Sustainable Alternative Fuels (SAF): Given the importance of Sustainable Aviation Fuel (SAF) to combat climate change in the long term, LATAM is developing a work plan focused on Brazil and Colombia, which has recognized and long-standing experience in biofuels; and Chile, a country with high development potential in green hydrogen.

3.	Emission compensation: LATAM has assumed a total commitment to the environment and has established different alliances that will allow it not only to acquire carbon credits for its compensation needs but also to contribute to the conservation of strategic ecosystems in the region.

Circular Economy

LATAM aims to eliminate single-use plastics by 2023 and be a zero waste to landfill group by 2027. To achieve these goals, it has reviewed the materiality used in its process and its waste management to promote the circular economy within its processes, acting from materiality.

Shared Value

In creating shared value, the Solidarity Plane program stands out, created in 2011 and with which LATAM makes its structure, connectivity, and passenger and cargo transport capacity available to society for free in South America. The program acts in three areas of action: it supports health needs, promotes the conservation of natural resources, and provides support in the event of natural disasters.

Within the framework of the implementation of the strategy, during 2022, the company has been working on the following initiatives:

●	Implementation and Certification of all LATAM operations under the IATA Environmental Assessment Program IEnvA in stage 2.

●	Measurement and management of the corporate carbon footprint.

●	Neutralization of domestic air operations in Colombia.

●	Verification of the company's emissions under the EU-ETS and CORSIA schemes.

●	Implementing processes for the elimination of single-use plastic in the operation.

●	Strengthening of the Solidarity Plane program.

The group was part of the Dow Jones Sustainability Index for six consecutive years, being classified as one of the most sustainable in the world. Today, LATAM does not participate in the selection because it is in the process of financial reorganization, but it continues to use the analysis as benchmarking and as a guide to implementing improvements in its processes.

In 2021, according to the S&P Corporate Sustainability Assessment, LATAM was recognized as the most sustainable airline in the region and the fourth worldwide, according to this assessment, LATAM was included in the 2022 Yearbook in the Bronze category, maintaining its position as one of the best-performing companies in sustainability in the industry.

NOTE 36 - EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

A)	Accoording of material facts issued on October 11, 13 and November 3, 2022, respectively, the Company has communicated the Exit Financing, Backstop Commitment Agreements, New Shares, Convertible notes, and Effective date of the reorganization and financing plan, which is summarized below:

I	Exit Financing

1.	The Exit Financing has been structured as a combination of:

(i)	a US$500 million Exit Revolving Facility;
(ii)	a US$1,100 million Exit Term Loan B to 5 years term loan facility;
(iii)	a US$750 million bridge-to-5 years notes term loan facility;
(iv)	a five-year bond issue (the “5A Bonds”) for a total amount of US$450 million;
(v)	a US$750 million bridge-to-7 years notes term loan facility; and
(vi)	an issuance of bonds maturing in seven years (the “7A Bonds”) for a total amount of US$700 million.

2.	The Bridge Loans will be fully amortized on or before the exit date of the Chapter 11 Procedure with the resources obtained as a result of the placement of the 5A Bonds and the 7A Bonds (jointly, the "Bonds"), and the resources obtained under the Term Financing. Therefore, as of said date, the Exit Financing will be made up of a financing of US$2,250 million (that is, 5A Bonds for US$450 million, 7A Bonds for US$700 million; Term Financing for US$1,100 million) and the Revolving Credit Line for US$500 million.

3.	The Company signed the applicable agreements documenting the Revolving Facility, the Term Loan B Facility and the Bridge Facilities and draw thereunder as follows:

a. The Bridge Facilities on October 12, 2022; and

b. With respect to the Term Loan B Facility: (i) an initial amount of US$750 million on October 12, 2022; and (ii) the remainder thereunder of US$350 million on the date of emergence from the Chapter 11 Proceeding.

4.	In turn, the settlement of the Notes was closed on October 18, 2022.

5.	The Revolving Facility, the Term Loan B Facility and the Notes have been structured as debtor-in possession facilities that will close during the pendency of the Chapter 11 Proceeding; provided, however, that they have been structured to remain in place after the Debtors’ emergence from the Chapter 11 Proceeding. Thus, subject to the satisfaction of certain customary conditions at emergence (the “Conversion Date”), will automatically convert to a financing that will remain in force after said departure.

6.	The Exit Financing Commitment Letters also contemplate an additional financing to be provided in the form of a junior debtor-in-possession financing (the “Junior DIP Financing”) during the pendency of the Chapter 11 Proceeding (prior to the emergence thereto). To this effect, on October 3, 2022, the Company entered into a US$1,146 million debtor-in-possession term loan credit agreement, and this financing was closed on October 12, 2022 concurrently with the closing of the Exit Financing.

7.	Upon the closing of the Exit Financing and the Junior DIP Financing, the Existing DIP Financing will be fully repaid with the proceeds obtained therefrom.

II	Backstop Commitment Agreements

1.	As reported in the material fact dated May 11, 2022, the outside date currently set forth under the Backstop Commitment Agreements is October 30, 2022. However, the Debtors are entitled to extend such date until November 30, 2022 in exchange of a 1.34846% payment calculated over the amounts backstopped thereunder (i.e., approximately US$73 million) (the “Extension Payment”).

2.	Given that the Debtors are currently contemplating to emerge from Chapter 11 during the first week of November, they were required to extend the outside date under the Backstop Commitment Agreements to November 30, 2022, and will therefore pay the Extension Payment to the Backstop Parties.

3.	As previously reported in the material fact dated May 11, 2022, the Extension Payment shall be deducted from the additional one-time cash distribution that will be distributed to general unsecured creditors that elect to receive the New Convertible Notes Class A 8 or New Convertible Notes Class C contemplated in the Plan of Reorganization in settlement of their claims. Thus, payment of this Extension Fee will not constitute an additional disbursement by the Company from what has been previously disclosed

III	New Shares and Convertible Notes

1	On October 12, 2022 expired the 30-day preemptive rights offering period (the “POP”) of (i) the 73,809,875,794 new shares, issued and registered in the Securities Registry of the Comisión para el Mercado Financiero (“CMF”) (the “ERO”); and (ii) 1,257,002,540 notes convertible into shares Serie G, the 1,372,839,695 notes convertible into shares Serie H, and the 6,863,427,289 notes convertible into shares Serie I, all registered in the Securities Registry of the CMF (jointly, the “Convertible Notes”).

2	On October 13, 2022, the second round (the “Second Round”) of subscription of the ERO has taken place, in which had the right to participate, the shareholders (or their assignees) that subscribed ERO in the POP and expressed to LATAM, at the time of the subscription, their intention to participate in the Second Round.

3	After expiration of the POP and Second Round, the shareholders (or their respective assignees) have subscribed 42,460,487,574 ERO, 17,868 Convertible Notes Serie G, 636,975,241 Convertible Notes Serie H and 83,777 Convertible Notes Serie I. Therefore, remain available 31,349,388,220 ERO, 1,256,984,672 Convertible Notes 2 Serie G, 735,864,454 Convertible Notes Serie H and 6,863,343,512 Convertible Notes Serie I (the “Remainder”).

4	As previously reported, the Remainder will be placed, in compliance with the applicable laws and regulations, according to the rules governing the offering of the ERO and the Convertible Notes, as provided in Article 10 of the Regulations of the Corporations Law. Such placement includes, among other things, the placement of a portion of the Remainder with (i) a group of unsecured creditors of LATAM represented by Evercore and certain holders of Chilean notes issued by LATAM (collectively, the “Backstop Creditors”); and (ii) Delta Air Lines, Inc., Qatar Airways Investments (UK) Ltd. and the Cueto group (collectively, the “Backstop Shareholders”; y them jointly with the Backstop Creditors, the “Backstop Parties”) according to the rules of their respective backstop commitment agreements (the “Backstop Agreements”).

5	For purposes of the above, the Company will exercise its rights under the Backstop Agreements and will therefore require the Backstop Parties to subscribe and pay their respective portion of the Remainder, as provided in such agreements. Given the funding period contemplated in the Backstop Agreements, the Company managed to exit the Chapter 11on November 3, 2022.

IV	Effective Date of the reorganization and financing plan

1.	According to the essential fact communicated to the CMF on November 3, 2022, the "Effective Date" of the LATAM reorganization and financing plan has been approved and confirmed, on this same date, in its reorganization procedure in the United States. of America under the rules set forth in Chapter 11 of Title 11 of the United States Code. Consequently, on this same date, the Company, together with its various subsidiaries that were part of the Chapter 11 Procedure, have emerged from it.

2.	In the Extraordinary Board Meeting held on November 3, 2022, it was agreed to summon its shareholders to an Extraordinary Shareholders' Meeting, which will be held on November 15, 2022, in order to know and pronounce on the following matters:

a. Inform the shareholders about the exit from the Chapter 11 Procedure and the implementation of the Reorganization Plan.

b. Proceed to the total renewal of the Directory.

c. Resolve on the remuneration of the Board of Directors and the Committee of Directors; and on the budget of the latter.

B)	As part of the implementation of its Reorganization Plan within the framework of the exit from Chapter 11, LATAM issued US$800 million in new payment shares and US$9,500 million in three classes of bonds convertible into shares of the Company with respect to which, until november 4, the conversion into shares of 15.12% of convertible bonds A and 99.99% of convertible bonds B has been requested. In the case of C convertible bonds, to this date the collective option contemplated in the issue contract has taken place, as a result of which all of the C convertible bonds that have been subscribed have been converted into Company shares. This will imply significant changes in the ownership structure of the Company.

C)	After September 30, 2022 and up to the date of issuance of these financial statements, there is no knowledge of other events of a financial or other nature that significantly affect the balances or interpretation thereof.

D)	The interim consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of September 30, 2022, have been approved in the Extraordinary Session of the Board of Directors on November 8, 2022.